SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes            _____         No               ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

A copy of 2011 interim report of China Petroleum & Chemical Corporation (the “Registrant”) published on the website of Hong Kong Stock Exchange.

CONTENTS

2	Company Profile

3	Principal Financial Data and Indicators

5	Changes in Share Capital and Shareholdings of Principal Shareholders

7	Chairman's Statement

8	Business Review and Prospects

12	Management’s Discussion and Analysis

24	Significant Events

31	Directors, Supervisors and Senior Management

33	Financial Statements

145	Documents for Inspection

146	Written Confirmation from the Directors and Senior Management

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 26 August 2011 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP. ALL DIRECTORS OF SINOPEC CORP. ATTENDED THE FIFTEENTH MEETING OF THE FOURTH SESSION OF THE BOARD. MR. FU CHENGYU, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2011 OF SINOPEC CORP. AND ITS SUBSIDIARIES (“THE COMPANY”) PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies with upstream, midstream and downstream operations in China. The principal operations of the Company include: the exploration and production, pipeline transportation and sales of petroleum and natural gas; petroleum refining; production; storage and transportation of petroleum products, petrochemical products, synthetic fiber, fertilizer and other chemical products; import & export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec Corp. holds true to its mission of “Enterprise Development, Contribution to the Country, Shareholder Value Creation, Social Responsibility and Employee Wellbeing”. It operates to the highest standard of integrity and work ethics, builds mutual success with partners through collaboration. Through dedication and passion to build Sinopec as a national flagship, together with professionalism and a deliverable-driven spirit, we will strive to realize the group’s vision of becoming a “first-class global energy and chemical corporation”.

SINOPEC CORP.’S BASIC INFORMATION
	LEGAL NAME		PLACE OF BUSINESS IN HONG KONG	PLACES OF LISTING OF SHARES, STOCK
	中国石油化工股份有限公司		20th Floor, Office Tower, Convention Plaza	NAMES AND STOCK CODES
			1 Harbour Road, Wanchai, Hong Kong	A Share:	Shanghai Stock Exchange
	CHINESE ABBREVIATION				Stock name: 中國石化
	中國石化		NEWSPAPERS FOR INFORMATION		Stock code: 600028
DISCLOSURE IN MAINLAND CHINA
	ENGLISH NAME		China Securities Journal	H Share:	Hong Kong Stock Exchange
	China Petroleum & Chemical Corporation		Shanghai Securities News		Stock code: 0386
Securities Times
	ENGLISH ABBREVIATION			ADR:	New York Stock Exchange
	Sinopec Corp.		INTERNET WEBSITE PUBLISHING THIS		Stock code: SNP
INTERIM REPORT
	LEGAL REPRESENTATIVE		Designated by the China Securities Regulatory		London Stock Exchange
	Mr. Fu Chengyu		Commission:		Stock code: SNP
http://www.sse.com.cn
	AUTHORISED REPRESENTATIVE			FIRST REGISTRATION DATE OF SINOPEC
	Mr. Wang Tianpu, Mr. Chen Ge		The Stock Exchange of Hong Kong Limited	CORP.
			(“Hong Kong Stock Exchange”):	25 February 2000
	SECRETARY TO THE BOARD OF		http://www.hkex.com.hk
	DIRECTORS			FIRST REGISTRATION PLACE OF SINOPEC
	Mr. Chen Ge		The Company’s Website:	CORP.
			http://www.sinopec.com	6A Huixindong Street, Chaoyang District,
	REPRESENTATIVE ON SECURITIES			Beijing, PRC
	MATTERS		PLACES WHERE THE INTERIM REPORT IS
	Mr. Huang Wensheng		AVAILABLE FOR INSPECTION	ENTERPRISE LEGAL BUSINESSES LICENSE
		China:	Board Secretariat	REGISTRATION NO.
	REGISTERED ADDRESS, PLACE OF		Sinopec Corp.	1000001003298 (10-10)
	BUSINESS AND CORRESPONDENCE		22 Chaoyangmen North Street,
	ADDRESS		Chaoyang District, Beijing, China	TAXATION REGISTRATION NO.
	22 Chaoyangmen North Street, Chaoyang District,			Jing Guo Shui Chao Zi 110105710926094
	Beijing, China	USA:	Citibank N.A.
	Postcode: 100728		388 Greenwich St., 14th Floor	ORGANIZATION CODE
	Tel: 86-10-59960028		New York, NY 10013 USA	71092609-4
Fax: 86-10-59960386
	Website: http://www.sinopec.com	UK:	Citibank N. A.	NAMES AND ADDRESSES OF AUDITORS OF
E-mail:	ir@sinopec.com		Citigroup Centre	SINOPEC CORP.
	media@sinopec.com		Canada Square	Domestic Auditors:	KPMG Huazhen Certified
			Canary Wharf		Public Accountants
			London E14 5LB UK	Address:	8/F, Office Tower E2
Oriental Plaza
1 East Chang’an Avenue
Dongcheng District
Beijing 100738, PRC

				Overseas Auditors:	KPMG Certified Public
Accountants
				Address:	8th Floor
Prince’s Building
Central, Hong Kong

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

			Changes
	At 30 June	At 31 December	from the end
	2011	2010	of last year
Items	RMB millions	RMB millions	(%)

Total assets	1,071,912	985,389	8.8
Total equity attributable to shareholders of the Company	454,883	421,127	8.0
Net assets per share attributable to shareholders of the Company (RMB)	5.247	4.857	8.0

			Charges
			over the same
	Six-month periods ended 30 June		period of the
	2011	2010	preceding year
Items	RMB millions	RMB millions	(%)

Operating profit	56,237	53,463	5.2
Profit before taxation	56,755	53,812	5.5
Net profit attributable to shareholders of the Company	40,239	36,776	9.4
Net profit attributable to shareholders of the Company before extraordinary gain and loss	39,824	34,948	14.0
Basic earnings per share (RMB)	0.464	0.424	9.4
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.459	0.403	14.0
Diluted earnings per share (RMB)	0.452	0.418	8.1
Net cash flow from operating activities	30,863	55,845	(44.7)
Net cash flow from operating activities per share (RMB)	0.356	0.644	(44.7)
Weighted average return on net assets (%)	9.10	9.26	(0.16)
			percentage point

Extraordinary items and corresponding amounts:

Six-month periods ended 30 June 2011
(Income)/expense
Items	RMB millions

Gain on disposal of non-current assets	(541)
Donations	20
Gain on holding and disposal of various investments	(62)
Other non-operating income and expenses, net	6
Subtotal	(577)
Tax effect	144
Total	(433)
Attributable to:
Equity shareholders of the Company	(415)
Non-controlling interests	(18)

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

			Charges
			over the same
	Six-month periods ended 30 June		period of the
	2011	2010	preceding year
Items	RMB millions	RMB millions	(%)

Operating profit	58,439	55,304	5.7
Profit attributable to equity shareholders of the Company	41,174	36,798	11.9
Return on capital employed (%) Note	6.58	6.51	0.07
			percentage points
Basic earnings per share (RMB)	0.475	0.424	11.9
Diluted earnings per share (RMB)	0.462	0.419	10.3
Net cash generated from operating activities	30,570	55,563	(45.0)
Net cash generated from operating activities per share (RMB)	0.353	0.641	(45.0)

Note:	Return on capital employed = operating profit x (1 - income tax rate)/capital employed

			Changes
	At 30 June	At 31 December	from the end
	2011	2010	of last year
Items	RMB millions	RMB millions	(%)

Total assets	1,082,367	995,822	8.7
Total equity attributable to equity shareholders of the Company	452,962	419,604	7.9
Net assets per share (RMB)	5.224	4.840	7.9

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
During the reporting period, there was no change in the share capital of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2011, there were a total of 823,404 shareholders of Sinopec Corp., of which 816,457 were holders of A share and 6,947 were holders of H share. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

(1)	Top ten shareholders	Unit: 1,000 shares

		As a percentage	Number of
		of total	shares held	Number	Number
		shares	at the end	of shares	of shares
	Nature of	at the end of	of reporting	with selling	pledged or
Name of Shareholders	shareholders	reporting period	period	restrictions	lock-ups
	(%)

China Petrochemical Corporation	A share	75.84	65,758,044	0	0
HKSCC (Nominees) Limited	H share	19.20	16,649,787	0	Unknown
Guotai Junan Securities Co., Ltd	A share	0.30	257,479	0	0
China Life-Dividend-Individual Dividend 005L-FH002 Shanghai	A share	0.20	176,120	0	0
PICC Life-Dividend-Individual Insurance Dividend	A share	0.14	118,054	0	0
Yinhua-Dow Jones 88 Selected Securities Inv. Fund	A share	0.06	55,325	0	0
Harvest Theme New Power Securities Inv. Fund	A share	0.05	46,801	0	0
SSE 50 ETF Open Index Securities Inv. Fund	A share	0.04	38,181	0	0
Huaan Hongli Securities Inv. Fund	A share	0.04	37,000	0	0
EFund 50 Index Securities Inv. Fund	A share	0.04	34,344	0	0

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders.

(2)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2011

		Number of	As a percentage
		shares with	of total interests
		interests held	(H share) of
		or regarded as	Sinopec Corp.
Name of shareholders	Status of shareholders	being held (share)	(%)

JPMorgan Chase & Co.	Beneficial owner	164,152,035(L)	0.98(L)
		119,843,749(S)	0.71(S)
	Investment manager	528,621,480(L)	3.15(L)
		0(S)	0(S)
	Custodian corporation/Approved lending agent	526,719,344(L)	3.14(L)
		0(S)	0(S)
Blackrock Inc.	Interests of corporation controlled	1,112,981,547(L)	6.63(L)
	by the substantial shareholder	99,883,226 (S)	0.60(S)
Templeton Asset Management Ltd.	Investment manager	1,009,069,203 (L)	6.01(L)

Note:	(L): Long position, (S): Short position.

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER

There was no change in the controlling shareholder or the de facto controller in the reporting period.

CHAIRMAN'S STATEMENT

Dear Shareholders:

First, I would like to take this opportunity to express my sincere thanks to all of you for your long-term support to Sinopec Corp.

This May, I was elected as a director and chairman of the fourth Session of the Board of Directors, and I am indebted to you and the members of the Board for this honor. I am deeply mindful of the great responsibility you have given me.

Since taking up this post, I have noticed that Sinopec Corp. is such a large-scale company with abundant resources and operates across the value chain of the petroleum and petrochemical industries, promoting the growth of the Chinese economy and providing products and services that people need in their daily life. Sinopec Corp. is the leading energy and petrochemical company in China and enjoys ever-greater influence in the international arena. I feel honored and proud to join the Sinopec Corp. management team.

Through many years of reform and development, Sinopec Corp. has grown rapidly and undergone significant changes. The Sinopec Group, with Sinopec Corp as its core asset, ranked the fifth on Fortune Global 500. Standing on this solid foundation, I am confident that the management team will be able to take Sinopec Corp. to a new level with better management, higher productivity and increased shareholder value.

We are and we will be facing a complicated macro-environment. Climate change is triggering an energy revolution that includes the transformation of energy production and consumption; globalisation is promoting a new round of industrialisation and changes in economies worldwide; and the debt crisis in the United States and Europe is inserting a significant impact on the recovery of global economy. All of these factors will have a profound impact on the trends and transformation of the petroleum and petrochemical industry in China. In response to the changes in the domestic and international macro-environment and in recognition of Sinopec Corp.’s responsibilities as China’s leading enterprise in the petroleum and petrochemical industry, our goal is to “build a first-class global energy and petrochemical company.”

Against the standards of the world's first-class corporations, we have adjusted and refined our original business strategies including resources, marketing, integration, internationalisation, and added two new strategies namely differentiation and low-carbon development.

To achieve our development goals and strategies, we will explore all practical measures to push forward all kinds of activities, and accelerate the transformation of development pattern. In making structural adjustments, our priority will be building on the success of those business areas over which we have a clear edge such as refining, chemicals and sales of refined oil products. We will strengthen our exploration and production business aggressively and rapidly. We will also implement further internal reform and fully utilise our advantages as to industry value chain, our assets, our natural and human resources so as to build a first-class global corporation.

Our untiring objectives are to focus on environmental protection, improve energy efficiency, conserve resources, and enhance our ability to create value in order to contribute to our country, reward our shareholders, serve the society, and benefit our employees.

I am certain that with the support of our shareholders and the joint efforts of our management team and staff, we will build Sinopec Corp. into a highly responsible and most admired first-class global energy and petrochemical company.

Fu, Chengyu
Chairman

Beijing, China
26 August 2011

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
The Chinese government implemented a more active fiscal policy and a tighter monetary policy in the first half of 2011, with an aim to enhancing and improving its management of the macro economy. The Chinese economy has continued its steady and robust growth, with GDP increasing by 9.6% in the first half of the year. Domestic demand for refined oil and chemical products grew steadily, but at a slower rate. According to the Company’s statistics, domestic apparent consumption of oil products (including gasoline, diesel and kerosene) increased by 7.2% in the first half of the year, and consumption of ethylene equivalents increased by 1.9%.

Sinopec Corp. achieved outstanding results in the first half of 2011. We took full advantage of the integration of our upstream, midstream and downstream businesses, made great efforts to ensure sufficient supply in the domestic oil products market, actively expanded our petrochemical markets, strengthened our leverage on the synergies among production, sales and research, optimised our product mix, satisfied the needs of our customers and expanded our scale of operations.

1	PRODUCATION AND OPERATION

	(1)	Exploration and Production Segment

The price of international crude oil rose sharply in the first half of 2011. The average Platts Global Brent spot price was US$111.16 per barrel, a year-over-year increase of 43.9%. The trend in domestic crude oil prices was basically the same as in the international market.

Movement of International Crude Oil Price

Sinopec Corp. has achieved excellent results in applying new technologies for exploration and production, particularly in solving the challenges of seismic study in complex piedomont tectonic belt, in increasing the drilling speed and efficiency in key regions. We have also made significant progress in conducting staged fracturing tests for horizontal wells in tight sandstone reservoirs. We have successfully undertaken staged fracturing of horizontal wells in our Zhenjing oil field and the Daniudi gas field in Ordos Basin, with a significant increase in production.

In oil exploration, we have made discoveries in three new territories - new strata, new types and new areas - in our matured fields in eastern China, the Tuofutai area of the Tahe oil field in western China, and the northern margin of the Junggar Basin. In gas exploration, we made new discoveries in deep marine facies and middle and shallow strata of the Yuanba area in northeastern Sichuan and in the shallow strata of the western Sichuan Basin. In oil-field development and production, we have made advances in improving the reserve development ratio, oil recovery rate and unit well productivity.

Domestically, Sinopec Corp. produced 150 million barrels of crude oil in the first half of 2011, a year-over-year increase of 0.7%, and 253.85 billion cubic feet of natural gas, an increase of 26.6%. Overseas production of crude oil dropped sharply due to the overhaul of offshore production machinery in the Angola oil field.

Exploration and Production: Summary of Operations

	Six-month periods ended 30 June
	2011	2010	Changes
	RMB millions	RMB millions	(%)

Crude oil production (mmbbls) Note 1	156.32	165.32	(5.4)
China	150.22	149.19	0.7
Africa	6.10	16.13	(62.2)
Natural gas production (bcf) Note 2	253.88	200.55	26.6
Oil and gas production (mmboe)	198.63	198.74	(0.1)

(2)	Refining

Throughout the first half of 2011, Sinopec Corp. maintained its refining operations at high utilization rate. We made great efforts to increase the production of refined oil products and ensured a stable supply to the market, and we implemented plans to revamp and expand our refineries in an effort to upgrade the quality of oil products to the Guo III Specification. By optimising the procurement and transportation of crude oil, we reduced the costs and improved our profitability. We also strengthened the marketing of products such as asphalt, LPG, petroleum coke and solvent oil. Refinery throughput was 109 million tonnes in the first half of the year, representing a year-over-year increase of 5.0%. Light yield and refining yield increased significantly compared with the same period of 2010.

Refining: Summary of Operations

	Six-month periods ended 30 June
	2011	2010	Changes
	RMB millions	RMB millions	(%)

Refinery throughput	108.53	103.40	5.0
Gasoline, diesel and kerosene production	63.40	60.52	4.8
Gasoline	18.18	17.77	2.3
Diesel	38.44	36.72	4.7
Kerosene incl. jet fuel	6.77	6.03	12.3
Light chemical feedstock production	18.57	17.15	8.3
Light yield (%)	76.26	75.60	0.66
			Percentage points
Refining yield (%)	95.30	94.65	0.65
			Percentage points

Note:	1.	Refinery throughput is converted at 1 tonne = 7.35 barrels
	2.	100% production of joint ventures was included.

(3)	Marketing and Distribution

In the first half of 2011, Sinopec Corp. strengthened the procurement and logistics of oil products to ensure the supply to the market. We also improved our service quality, strengthened quality management for outsourced oil products, We optimized our marketing structure by increasing our retail ratio. We proactively promote our non- fuel business. Total domestic sales of refined oil were 75.10 million tonnes over the period, an increase of 10.2% from the first half of 2010. Meanwhile, we made greater efforts in expanding our presence in the overseas market, and achieved significant increase in overseas oil product sales volume as compared with the same period of 2010.

Marketing and Distribution: Summary of Operations

	Six-month periods ended 30 June		Changes
	2011	2010
	(million tonnes)		(%)

Total sales volume of oil products	80.42	71.59	12.3
Total domestic sales volume of oil products	75.10	68.15	10.2
Retail	50.20	41.70	20.4
Direct sales	15.89	15.70	1.2
Wholesales	9.01	10.75	(16.2)
Annualized average throughput per station (tonne/station)	3,341	2,841	17.6

	As at 30 June	As at 31 December	Increase/decrease at the end of the reporting period over at of the last year
	2011	2010	(%)

Total numbers of domestic service stations	30,399	30,116	0.9
Company-operated	30,050	29,601	1.5
Franchised	349	515	(32.2)

(4)	Chemicals

In the first half of 2011, we have maintained safe and stable operations in our plants, and actively adjusted our product mix by increasing the proportion of high-end products such as special synthetic resins and differential fibers. We have also improved our service, established a system for high-efficiency production, sales, research and innovation, adjusted plant loads according to supply and demand, fine-tuned our marketing strategies and ensured maximum sales of all products based on market conditions. Production of ethylene was 5.015 million tonnes in the first half of 2011, increased by 19.3% year on year, and the total sales of chemical products were 25.10 million tonnes, increased 6.0% year on year.

Summary of Production of Major Chemical Products			Unit: 1,000 tonnes

	Six-month periods ended 30 June		Changes
	2011	2010
	(Thousand tonnes)		(%)

Ethylene	5,015	4,202	19.3
Synthetic resin	6,834	6,088	12.3
Synthetic fibre monomer and polymer	4,744	4,275	11.0
Synthetic fibre	705	676	4.3
Synthetic rubber	526	485	8.5
Urea	413	932	(55.7)

Note:	100% production of joint ventures was included.

2	SAFETY, ENERGY CONSERVATION AND EMISSION REDUCTION

The company had always regarded safety and environment protection as the top task while taking measures to ensure that HSE responsibility mechanism was fully practiced. In the first half of the year, safe and clean production was generally maintained. Over the years, the company has been actively promoting energy conservation and emission reduction, laying great emphasis on a green and low-carbon operation during energy exploration, production, processing and utilisation. Over the first half of this year, energy consumption per RMB10, 000 in output) dropped by 3.8%, and COD in discharged wasted water dropped by 9.2%, while SO 2 emission dropped by 10.0% year on year.

3	CAPITAL EXPENDITURE

The capital expenditure plan for the year of 2011 is RMB124.1 billion, and capital expenditures for the first half of the year were RMB33.567 billion in accordance with the progress of the projects. The exploration and production segment accounted for RMB17.406 billion, mainly for exploration and development of the Shengli Tanhai oil field, the Northeast Tahe oil field, natural gas exploration and development in northeastern Sichuan and the Shandong LNG project; the refining segment accounted for RMB3.656 billion, mainly for upgrading diesel quality, revamping refineries in the Beihai and Changling and building the Rizhao-Yizheng crude oil pipeline; the chemicals segment accounted for RMB2.12 billion, mainly for an 800,000 tonne ethylene plant in Wuhan and the revamping of production facilities in line with raw material shift in an MTO plant in Zhongyuan; and the marketing and distribution segment accounted for RMB9.523 billion, mainly for the construction of service stations, on highways, in key cities and new areas, oil depots and a refined oil product transfer network with 786 service stations built or acquired over the period. Capital expenditures by the corporate and others were RMB862 million. The whole year capital expenditure plan will not change.

BUSINESS PROSPECTS
In the second half of the year, uncertainty and instability of the global economic recovery will increase. In China, the government shall take multi-measures to curb inflation, and GDP growth should remain strong but may slow down slightly. We expect that international crude oil prices will fluctuate within a wider range and the domestic demand for refined oil and chemicals products will keep increasing.

In the second half of 2011, Sinopec Corp. will carefully plan its production in line with the market demand and strengthen safety production and thus endeavor to realise excellent operating results.

With respect to exploration and production, we will further expand our exploration of subtle oil and gas reservoirs and complex fault block oil reservoirs, and actively investigate new areas; accelerate the exploration of the Tazhong and Bachu areas in western China, develop the potential strategic blocks to replace the mature fields, accelerate the overall appraisal of the northern and western margin of the Junggar Basin and the southern areas of ordos we will integrate the exploration and development activities in natural gas blocks such as Yuanba, southeast Sichuan and Xinchang, and enhance appraisal efforts in block selection, and exploration of unconventional resources such as shale gas, coal-bed methane and shale oil. In development, Sinopec Corp. will accelerate building up production capacity in new areas and ensure stable production in matured fields. In natural gas development, we will advance the construction of key capacity-building projects in the Dawan block, the Daniudi gas field and southwest Sichuan, accelerate the development and application of process technology for horizontal well projects, and carry out the rolling development and evaluation of the Yuanba area and the construction of auxiliary surface projects. Production volumes in overseas oil fields will gradually recover. Sinopec Corp. plans to produce 165 million barrels of crude oil, including 153 mmbbls from China and 12.4 mmbbls from Africa, and 247.2 billion cubic feet of natural gas in the second half of the year.

With respect to refining, Sinopec Corp. will continue to maintain high utilisation, upgrade product quality and produce more clean fuel. We will further optimise our product mix by increasing the output of high-quality lubrication oil, asphalt and fuel oil; improve the procurement and transport of crude oil and take measures to reduce costs. Sinopec Corp. plans to process 114 million tonnes of crude oil in the second half of 2011.

With respect to marketing and distribution, Sinopec Corp. will further improve and expand its marketing network to increase its sales volume. We will develop more flexible marketing strategies, improve our marketing structure and service quality, strengthen quantity and quality control of refined oil products and intensify our brand marketing. Meanwhile, Sinopec Corp. will continue to develop its non-fuel businesses. We anticipate that the total domestic refined oil product sales volume will be 74.9 million tonnes in the second half of the year.

At the same time, with respect to chemicals, we will accelerate the optimisation of our product mix, increase the proportion of high-value-added products, manage supplies so that we can adjust our product mix and the mix of raw materials in a nimble manner, accelerate the construction of our logistics system, improve our marketing network, strengthen the relationship among production, marketing and research, improve marketing services and increase customer satisfaction. In the second half of the year, we are planning to produce 4.835 million tonnes of ethylene.

Mindful of the goal of building a first-class corporation in the world in the petroleum and petrochemical industry, Sinopec Corp. will spare no efforts in carrying out its strategies relating to resources, marketing, integration of business segments, internationalisation, differentiation and low-carbon development. In response to the developments of the domestic and international economic climate, we will continue to optimise our marketing strategies, reinforce production safety and strive to achieve our operational targets for 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

1	CONSOLIDATED RESULTS OF OPERATIONS

In the first half of 2011, influenced by many factors including geopolitical issues, international crude oil price increased significantly. Chinese economy realised relatively rapid growth. Demand for petroleum and petrochemical products increased steadily, and the price of crude oil, refined oil products and petrochemical products increased compared with the same period of last year. The Company took active measures to adjust the crude oil procurement strategies, optimized the production and operation, adhered to the structural adjustment, constantly improved marketing capabilities, laid great emphasis on the safety of production, energy conservation and took the full advantage of the business scale and synergies, all of which have contributed to good business results. In the first half of 2011, the Company’s turnover and other operating revenues were RMB 1,233.3 billion, and the operating profit was RMB 58.4 billion, representing a year-on-year increase of 31.5% and 5.7% respectively.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

		Six-month periods ended 30 June
		2011	2010	Change
		RMB millions	RMB millions	(%)

Turnover and other operating revenues		1,233,272	937,736	31.5
Of which:	Turnover	1,216,941	924,336	31.7
	Other operating revenues	16,331	13,400	21.9
Operating expenses		(1,174,833)	(882,432)	33.1
Of which:	Purchased crude oil, products, and operating supplies and expenses	(1,001,431)	(734,277)	36.4
	Selling, general and administrative expenses	(26,281)	(22,907)	14.7
	Depreciation, depletion and amortisation	(30,510)	(29,288)	4.2
	Exploration expenses (including dry holes)	(5,652)	(5,747)	(1.7)
	Personnel expenses	(18,094)	(15,037)	20.3
	Taxes other than income tax	(93,285)	(75,410)	23.7
	Other operating income (net)	420	234	79.5
Operating profit		58,439	55,304	5.7
Net finance costs		(3,296)	(3,498)	(5.8)
Investment income and share of profit less losses from associates and jointly controlled entities		2,906	2,033	42.9
Profit before taxation		58,049	53,839	7.8
Income tax expense		(13,857)	(14,052)	(1.4)
Profit for the period		44,192	39,787	11.1
Attributable to:
Equity shareholders of the Company		41,174	36,798	11.9
Non-controlling interests		3,018	2,989	1.0

(1)	Turnover and other operating revenues

In the first half of 2011, the Company’s turnover was RMB 1,216.9 billion, representing an increase of 31.7% over the first half of 2010. This was mainly because the Company timely expanded sales volume by taking the advantage of the increase in the prices of crude oil, refined oil products and chemical products as compared with the same period of last year.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products over the first half of 2011 compared to the first half of 2010:

	Sales Volume			Average realised price*
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2011	2010	(%)	2011	2010	(%)

Crude oil	2,386	2,636	(9.5)	4,600	3,428	34.2
Natural gas (million cubic meters)	5,936	4,138	43.5	1,268	1,027	23.5
Gasoline	23,705	21,215	11.7	8,236	7,205	14.3
Diesel	48,612	43,725	11.2	6,994	5,847	19.6
Kerosene	8,053	6,439	25.1	5,928	4,663	27.1
Basic chemical feedstock	9,937	8,253	20.4	6,959	5,533	25.8
Monomer and polymer for synthetic fibre	3,141	2,751	14.2	10,370	8,142	27.4
Synthetic resin	5,176	4,712	9.8	10,134	9,226	9.8
Synthetic fibre	764	728	4.9	13,995	11,171	25.3
Synthetic rubber	631	606	4.1	22,028	15,687	40.4
Chemical fertilizer	468	916	(48.9)	2,049	1,649	24.3

*	Excluding value added tax.

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2011, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 21.7 billion, increased by 44.2% year on year, accounting for 1.8% of the Company’s turnover and other operating revenues. The change was mainly due to the increase in the prices of crude oil and natural gas.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment, marketing and distribution segment achieved an external sales revenue of RMB 746.3 billion, representing an increase of 31.6% over the same period of 2010 and accounting for 60.5% of the Company’s turnover and other operating revenues. The increase was mainly due to the increase in sales volume and price of refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 582.9 billion, representing an increase of 32.9% over the same period in 2010, accounting for 78.1% of the sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 163.4 billion, representing an increase of 27.2% compared with the first half of 2010, accounting for 21.9% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 183.0 billion, representing an increase of 36.5% over the same period of 2010, accounting for 14.8% of its turnover and other operating revenues. The increase was mainly due to the increase in sales volume and price of chemical products.

(2)	Operating expenses

In the first half of 2011, the Company’s operating expenses were RMB 1,174.8 billion, representing an increase of 33.1% over the first half of 2010. The operating expenses mainly consisted of the following:

Crude oil procurement, products and operating supplies and expenses were RMB 1,001.4 billion in the first half of 2011, representing an increase of 36.4% over the same period of 2010, accounting for 85.2% of the total operating expenses, of which:

●
Procurement cost of crude oil was RMB 406.0 billion, representing an increase of 38.0% over the same period of 2010. The total processed volume of crude oil purchased externally in the first half of 2011 was 82.45 million tonnes (excluding the volume processed for third parties) increased by 10.4% over the first half of 2010. The average unit processing cost of crude oil purchased externally was RMB 4,924 per tonne, increased by 25.0% over the first half of 2010.

●
The Company’s other procurement expenses were RMB 595.4 billion, representing an increase of 35.3% over the first half of 2010. This was mainly due to the increase of procurement cost for refined oil products, chemical feedstock and other products.

Selling, general and administrative expenses of the Company totaled RMB 26.3 billion, representing an increase of 14.7% over the first half of 2010. This was mainly due to the increase in sales expenses such as transportation fees, which is related to the expanded sales volume, as well as an increase in operating lease.

Depreciation, depletion and amortization expenses of the Company were RMB 30.5 billion, representing an increase of 4.2% compared with the first half of 2010. This was mainly due to newly accrued depreciation as a result of continuous investment in fixed assets.

Exploration expenses in the first half of 2011 were RMB 5.7 billion, representing a decrease of 1.7% compared with the same period last year.

Personnel expenses were RMB 18.1 billion, increased by RMB 3.1 billion year on year. Without taking account into the effect of more employment caused by business growth, and increasing of insurance payment base, it represents a 9.0% increase year on year.

Taxes other than income tax totaled RMB 93.3 billion, representing an increase of 23.7% compared with the first half of 2010. It was mainly due to an increase of RMB 8.8 billion in oil special income levy caused by the soaring crude oil price. Meanwhile, as a result of increased sales volume, the consumption tax, city construction tax and educational surcharge increased by RMB 8.4 billion on a year-on-year basis. Due to the reform of the resource tax in Xinjiang and 12 western provincial and municipal regions effective on 1 June and 1 December 2010 respectively, resource tax increased by RMB 0.7 billion year on year as a result of the increased crude oil price.

(3)	Operating profit
In the first half of 2011, the Company’s operating profit was RMB 58.4 billion, representing an increase of 5.7% over the same period of 2010.

(4)	Net finance costs

In the first half of 2011, the net finance costs is RMB 3.3 billion, representing a year-on-year decrease of 5.8%, mainly attributable to the exchange gains increased by 0.5 billion over the same period of 2010, as a result of increased overseas financing facilities denominated in US dollar at a low cost and the impact of RMB appreciation against US dollar.

(5)	Profit before taxation
In the first half of 2011, the Company’s profit before taxation amounted to RMB 58.0 billion, representing an increase of 7.8% compared with the same period of 2010.

(6)	Income tax expense
In the first half of 2011, the income tax expense of the Company totaled RMB 13.9 billion, decrease by 1.4% over the same period of 2010.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2011, profit attributable to non-controlling shareholders was RMB 3.0 billion, representing an increase of 1.0% over the same period of 2010.

(8)	Profit attributable to equity shareholders of the Company
In the first half of 2011, profit attributable to equity shareholders of the Company was RMB 41.2 billion, representing an increase of 11.9% over the same period of 2010.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION

The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, as well as corporate and others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include “other operating revenues”.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
	Six-month periods		Six-month periods		Six-month periods
	ended 30 June		ended 30 June		ended 30 June
	2011	2010	2011	2010	2011	2010
	RMB millions		(%)		(%)

Exploration and Production Segment
External sales note	28,352	21,025	1.3	1.3	2.3	2.2
Inter-segment sales	84,281	69,500	3.9	4.3
Operating revenues	112,633	90,525	5.2	5.6
Refining Segment
External sales note	99,357	79,938	4.6	5.0	8.1	8.5
Inter-segment sales	496,319	383,925	23.1	23.7
Operating revenues	595,676	463,863	27.7	28.7
Marketing and Distribution Segment
External sales note	652,944	491,303	30.4	30.3	52.9	52.4
Inter-segment sales	2,058	1,483	0.1	0.1
Operating revenues	655,002	492,786	30.5	30.4
Chemicals Segment
External sales note	186,123	136,682	8.7	8.4	15.1	14.6
Inter-segment sales	23,315	16,375	1.1	1.0
Operating revenues	209,438	153,057	9.8	9.4
Corporate and Others
External sales note	266,496	208,788	12.5	12.9	21.6	22.3
Inter-segment sales	306,501	210,767	14.3	13.0
Operating revenues	572,997	419,555	26.8	25.9
Operating revenue before elimination of inter-segment sales	2,145,746	1,619,786	100.0	100.0
Elimination of inter-segment sales	(912,474)	(682,050)
Consolidated operating revenues	1,233,272	937,736			100.0	100.0

Note:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes between the first half of 2011 and the first half of 2010.

	Six-month periods ended 30 June
	2011	2010	Change
	RMB millions	RMB millions	(%)
Exploration and Production Segment
Operating revenues	112,633	90,525	24.4
Operating expenses	77,982	62,992	23.8
Operating profit	34,651	27,533	25.9
Refining Segment
Operating revenues	595,676	463,863	28.4
Operating expenses	607,845	458,120	32.7
Operating profit/(loss)	(12,169)	5,743	—
Marketing and Distribution Segment
Operating revenues	655,002	492,786	32.9
Operating expenses	635,404	478,336	32.8
Operating profit	19,598	14,450	35.6
Chemicals Segment
Operating revenues	209,438	153,057	36.8
Operating expenses	193,094	144,718	33.4
Operating profit	16,344	8,339	96.0
Corporate and others
Operating revenues	572,997	419,555	36.6
Operating expenses	573,639	420,249	36.5
Operating profit/(loss)	(642)	(694)	(7.5)
Elimination of inter-segment profit	657	(67)	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold externally to other customers.

In the first half of 2011, operating revenues of the segment were RMB 112.6 billion, representing an increase of 24.4% over the first half of 2010. This was mainly attributable to the increase in crude oil price, rapid expansion of the Company’s natural gas business, and its increased sales volume.

In the first half of 2011, the segment sold 20.99 million tonnes of crude oil representing a decrease of 5.9% compared with the first half of 2010. The decrease was mainly caused by the decrease of production from Angola Block due to maintenance. The segment sold 6.31 billion cubic meters of natural gas, representing an increase of 33.5% compared with the first half of 2010 thanks to the increase of production from Puguang Gas Field. The average realised selling price of crude oil and natural gas were RMB 4,445 per tonne and RMB 1,280 per thousand cubic meters respectively, representing an increase of 28.5% and 20.8% respectively over the same period of 2010.

In the first half of 2011, the operating expenses of the segment were RMB 78.0 billion, representing an increase of 23.8% over the first half of 2010. The increase was mainly due to the following:

	●	Oil special income levy increased by RMB 8.8 billion due to the significant increase of the crude oil price;

	●	Costs such as labor and maintenance expenses increased by RMB 2 billion over the same period of 2010, with an aim to improve injection and production systems in oil and gas blocks;

	●	Due to the reform of the resource tax in the western provincial and municipal regions, the resource tax increased by RMB 0.7 billion over the same period of 2010;

	●	The depreciation, depletion and amortization increased by RMB 0.6 billion on a year-on-year basis, mainly caused by the growth in oil & natural gas assets ;

	●	Raw material, fuel and power expenses increased by RMB 0.4 billion, mainly due to the increase of procurement cost.

In the first half of 2011, oil and gas lifting cost was RMB 666 per tonne, representing a year-on-year increase of 11.0%, mainly attributable to the increase in prices of outsourced materials, fuels, power and labor costs, as well as the decrease in production from Angola block due to maintenance, which resulted in the increase of unit cost.

Benefiting from increased international crude oil price and sales volume of natural gas, the segment has realized RMB 34.7 billion of operating profit, up by 25.9% on a year-on-year basis.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company and processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are internally sold to the marketing and distribution segment of the Company. Part of the chemical feedstock is sold to the chemicals segment of the Company. Other refined petroleum products are sold to both domestic and overseas customers through refinery segment.

In the first half of 2011, operating revenues of this segment totaled RMB 595.7billion, representing an increase of 28.4% over the same period of 2010. This was mainly attributable to the increased sales volume and price of its refined products.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2011 and of 2010.

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2011	2010	(%)	2011	2010	(%)
Gasoline	17,078	15,945	7.1	7,511	6,534	15.0
Diesel	36,948	32,929	12.2	6,330	5,489	15.3
Chemical feedstock	18,449	16,593	11.2	5,856	4,654	25.8
Other refined petroleum products	26,463	24,072	9.9	4,626	4,126	12.1

*	Excluding value added tax.

In the first half of 2011, the sales revenues of gasoline were RMB 128.3 billion, representing an increase of 23.1% over the same period of 2010, accounting for 21.5% of this segment’s operating revenues.

In the first half of 2011, the sales revenues of diesel were RMB 233.9 billion, representing an increase of 29.4% over the same period of 2010, accounting for 39.3% of this segment’s operating revenues.

In the first half of 2011, the sales revenues of chemical feedstock were RMB 108.0 billion, representing an increase of 39.9% over the same period of 2010, accounting for 18.1% of this segment’s operating revenues.

In the first half of 2011, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 122.4 billion, representing an increase of 23.3% over the same period of 2010, accounting for 20.5% of this segment’s operating revenues.

In the first half of 2011, this segment’s operating expenses were RMB 607.8 billion, representing an increase of 32.7% over the same period of 2010, mainly attributable to the increase in crude oil prices and refinery throughput.

In the first half of 2011, the average processing cost was RMB 4,876 per tonne, representing an increase of 24.8% over the same period of 2010. Crude oil processed totaled 104.47 million tonnes (excluding volume processed for third parties), representing an increase of 8.8% over the first half of 2010. In the first half of 2011, the total costs of crude oil processed were RMB 509.4 billion, representing an increase of 35.8% over the same period of 2010, accounting for 83.8% of the segment’s operating expenses, increasing by 1.9 percentage points over the first half of 2010.

In the first half of 2011, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 136.6 per tonne, representing an increase of 3.1% compared with that in the first half of 2010, mainly due to the increase of outsourced auxiliary material, power and fuel price.

In the first half of 2011, crude oil price increased significantly while domestic refined oil product prices were strictly controlled. The refining margin (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax, and then divided by the throughput of crude oil and refining feedstock) of the Company was RMB 74.0 per tonne, decreased by 68.7% over the same period of 2010.

The segment suffered an operating loss of RMB 12.2 billion in the first half of 2011.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2011, the operating revenues of this segment were RMB 655.0 billion, increased by 32.9% over the same period of 2010, which was mainly attributed to the increase in selling price and sales volume of oil products.

In the first half of 2011, the sales revenues of gasoline totaled RMB 195.4 billion, with an increase of 27.7% over the same period of 2010; and the sales revenues of diesel and kerosene totaled RMB 341.6 billion and RMB 47.7 billion, increased by 33.0% and 59.2% respectively over the same period of 2010.

The following table sets forth the sales volumes, average realised prices, and respective rate changes of the four product categories in the first half of 2011 and 2010, including detailed information of different sales channels for gasoline and diesel:

		Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
		Six-month periods			Six-month periods
		ended 30 June		Change	ended 30 June		Change
		2011	2010	(%)	2011	2010	(%)
Gasoline		23,730	21,239	11.7	8,235	7,204	14.3
Of which:	Retail	19,892	16,983	17.1	8,349	7,399	12.8
	Direct sales	1,024	1,431	(28.4)	7,574	6,238	21.4
	Wholesale	2,814	2,825	(0.4)	7,672	6,524	17.6
Diesel		48,860	43,934	11.2	6,991	5,845	19.6
Of which:	Retail	27,436	21,726	26.3	7,160	6,125	16.9
	Direct sales	15,160	14,590	3.9	6,799	5,644	20.5
	Wholesale	6,264	7,618	(17.8)	6,718	5,432	23.7
Kerosene		8,043	6,424	25.2	5,928	4,663	27.1
Fuel oil		12,468	12,114	2.9	4,436	3,436	29.1

*	Excluding value added tax.

In the first half of 2011, the operating expenses of the segment were RMB 635.4 billion, representing an increase of 32.8% compared with that in the first half of 2010. This was mainly due to the rapid increase of purchase cost of oil products.

In the first half of 2011, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 179.0 per tonne, representing an increase of 11.9% compared with that in the first half of 2010, mainly due to increased secondary transportation expenses and labor expenses in line with enlarged proportion of retail volume.

In the first half of 2011, the marketing and distribution segment seized the opportunity to actively increase its sales volume of oil products and optimised the utilisation of its resources. Its operating profit was RMB 19.6 billion, representing an increase of 35.6% over the same period of 2010.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2011, operating revenues of the chemicals segment were RMB 209.4 billion, representing an increase of 36.8% over the same period of 2010, which was primarily due to the increase in prices and sales volume of major chemical products.

The sales revenue generated from this segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertilizer) totaled approximately RMB 200.3 billion, representing an increase of 38.8% over the same period of 2010, accounting for 95.7% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products in the first half of 2011 and 2010.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2011	2010	(%)	2011	2010	(%)
Basic organic chemicals	13,169	10,701	23.1	6,795	5,521	23.1
Synthetic fibre monomer and polymer	3,160	2,768	14.2	10,354	8,133	27.3
Synthetic resin	5,180	4,717	9.8	10,134	9,226	9.8
Synthetic fibre	764	728	4.9	13,995	11,171	25.3
Synthetic rubber	631	606	4.1	22,028	15,687	40.4
Chemical fertilizer	470	917	(48.7	)2,051	1,649	24.4

	*	Excluding value added tax.

In the first half of 2011, the operating expense of the chemicals segment was RMB 193.1 billion, representing an increase of 33.4% over the first half of 2010. This was mainly attributable to the increased unit material cost and production volume.

In the first half of 2011, operating profit of this segment was RMB 16.3 billion in the first half of 2011, representing an increase of 96.0% over the same period of 2010. This was mainly because the increase of product price outpaced the increase of raw material costs, and operation volume increased, too.

(5)	Corporate and Others

The business activities of corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2011, the operating revenues generated from corporate and others was RMB 573.0 billion, representing an increase of 36.6% over the first half of 2010, including RMB 571.8 billion revenue from trading of crude oil, refined oil products and other products, which increased by 36.8% over the same period last year.

In the first half of 2011, the operating expense was RMB 573.6 billion, representing an increase of 36.5% over the same period of 2010, including RMB 571.0 billion trading expenses of crude oil, refined oil products and other products, by the trading subsidiaries of the Company, up by 36.8% over the same period last year.

The operating loss amounted to RMB 0.6 billion, representing a year-on-year decrease in losses by 7.5%. Among which, operating profit realized by the specialized subsidiaries such as trading companies were RMB 0.8 billion, research and headquarter expenses were RMB 1.4 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

(1)	Assets, liabilities and equity	Units: RMB millions

	At 30 June	At 31 December	Amount
	2011	2010	of changes

Total assets	1,082,367	995,822	86,545
Current assets	342,646	260,229	82,417
Non-current assets	739,721	735,593	4,128
Total liabilities	595,791	544,786	51,005
Current liabilities	396,741	336,406	60,335
Non-current liabilities	199,050	208,380	(9,330)
Total equity attributable to equity shareholders of the Company	452,962	419,604	33,358
Share capital	86,702	86,702	—
Reserves	366,260	332,902	33,358
Non-controlling interests	33,614	31,432	2,182
Total equity	486,576	451,036	35,540

As at 30 June 2011, the Company’s total assets were RMB 1,082.4 billion, representing an increase of RMB 86.5 billion compared with that at the end of 2010, of which:

●
Current assets increased by RMB 82.4 billion from that at the end of 2010 to RMB 342.6 billion, mainly attributable to the fact that inventory of the Company increased by RMB 51.4 billion over the beginning of this year as a result of the rise in prices of crude oil and other raw materials. As the business expanded, the accounts receivable, net and bills receivable, net increased by RMB 22.3 billion and RMB 9.2 billion respectively as compared with that at the beginning of the year.

●
Non-current assets increased by RMB 4.1 billion from that at the end of 2010 to RMB 739.7 billion. This was mainly attributable to the fact that the Company conducted various project investments in accordance with its annual investments plan, resulting in an increased construction in progress of RMB 11.7 billion. Its interests in associated and jointly controlled entities also increased by RMB 0.9 billion. Moreover, depreciation, properties, plant and equipment, net decreased by RMB 8.7 billion.

As at 30 June 2011, the Company’s total liabilities were RMB 595.8 billion, representing an increase of RMB 51.0 billion compared with that at the end of 2010, of which:

●
The current liabilities is RMB 396.7 billion, increased by RMB 60.3 billion from that at the end of 2010, among which, RMB 30 billion due within one year was transferred from the long-term liabilities into short-term liabilities; the accounts payables and notes payable increased by RMB 39 billion due to the expansion of the business scale; and the other current liabilities such as taxes payable and advance payment decreased by RMB 17.3 billion.

●
The non-current liabilities is RMB 199.1 billion, decreased by RMB 9.3 billion from that at the end of 2010, mainly attributable to the fact that non-current liabilities increased by RMB 19.6 due to the issuance of RMB 23 billion convertible bonds and the long-term liabilities of RMB 30 billion was transferred to the short-term liabilities due within one year.

As at June 30, 2011, the total equity attributable to equity shareholders of the Company is RMB 453 billion, representing a reserve increase of RMB 33.4 billion compared with that at the end of 2010.

(2)	Cash Flow
The following table sets forth the major items on the consolidated cash flow statements for the first half of 2011 and 2010.

			Units: RMB millions

	Six-month periods ended 30 June		Changes in
Major items of cash flows	2011	2010	amount

Net cash generated from operating activities	30,570	55,563	(24,993)
Net cash used in investing activities	(55,030)	(39,510)	(15,520)
Net cash generated from/ (used in) financing activities	16,130	(9,557)	25,687
Net (decrease)/ increase in cash and cash equivalents	(8,330)	6,496	(14,826)

In the first half of 2011, net cash generated from operating activities was RMB 30.6 billion, representing a decrease of RMB 25.0 billion in cash inflow year on year. This was mainly attributable to the fact that net working capital occupied such as account receivable and inventories increased significantly on a year-on-year basis due to the expansion of its business scale and the price increase of crude oil.

In the first half of 2011, net cash used in investing activities was RMB 55.0 billion, representing an increase of RMB 15.5 billion in cash outflow on a year-on-year basis, mainly because of the transfer of Tianjin ethylene assets to the joint venture last year, which resulted in an income of RMB 15.7 billion.

In the first half of 2011, net cash generated from investment activities was RMB 16.1 billion, representing an increase of RMB 25.7 billion in cash inflow on a year-on-year basis, mainly attributable to its issuance of A share convertible bonds with total proceeds of RMB 23.0 billion, aiming to feed its financial needs.

At 30 June 2011, the Company’s cash and cash equivalents represented RMB 8.7 billion, decreased by RMB 8.3 billion as at 31 December 2010.

(3)	Contingent Liabilities
Please refer to “Significant guarantee” in the section headed “Significant Events”.

(4)	Capital Expenditures
Please refer to “Capital Expenditure” in the section headed “Business Review and Prospects” in this report.

4.	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 144 of this report.

(1) Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	112,633	90,525
Refining Segment	595,676	463,863
Marketing and Distribution Segment	655,002	492,786
Chemicals Segment	209,438	153,057
Corporate and Others	572,997	419,555
Elimination of inter-segment sales	(912,474)	(682,050)
Consolidated operating income	1,233,272	937,736
Operating profit/(loss)
Exploration and Production Segment	34,740	27,580
Refining Segment	(13,155)	5,710
Marketing and Distribution Segment	19,716	14,162
Chemicals Segment	15,508	8,007
Corporate and Others	(870)	(747)
Elimination of inter-segment sales	657	(67)
Financial expenses, gain/(loss) from changes in fair value and investment income	(359)	(1,182)
Consolidated operating profit	56,237	53,463
Net profit attributable to equity shareholders of the Company	40,239	36,776

Operating profit: In the first half of 2011, the operating profit of the Company was RMB 56.2 billion, representing an increase of RMB 2.8 billion or 5.2% over the same period of 2010. This was mainly attributable to the fact that the prices of crude oil, refined oil products and chemical products rose as compared with the first half of 2010, and that the Company leveraged the advantages of business scale and integration, made efforts to expand the market, and achieved satisfactory operational performance.

Net profit: In the first half of 2011, the net profit attributable to the equity shareholders of the Company increased by RMB 3.5 billion or 9.4% compared with the first half of 2010 to RMB 40.2 billion.

(2)	Financial data prepared under ASBE:

	At 30 June	At 31 December
	2011	2010	Changes
	RMB millions	RMB millions	RMB millions

Total assets	1,071,912	985,389	86,523
Non-current liabilities	197,671	207,080	(9,409)
Shareholders’ equity	488,615	452,682	35,933

Analysis of changes:

Total assets: As at June 30, 2011, the Company’s total assets is RMB 1071.9 billion, representing an increase of RMB 86.5 billion compared with that at the end of 2010, mainly attributable to the fact that the inventory of the Company increased by RMB 51.4 billion at the beginning of the year, as a result of the rise in the prices of crude and other raw materials; and the notes and accounts receivables of the Company increased by RMB 31.5 billion over that at the beginning of the year, as a result of expanded business scale.

Non-current liabilities: As at June 30, 2011, the non-current liabilities is RMB 197.7 billion, decreased by RMB 9.4 billion from that at the end of 2010, mainly attributable to the fact that the non-current liabilities increased by RMB 19.6 billion arising from the issuance of RMB 23 billion convertible bonds and the long-term liabilities of RMB 30 billion is transferred to the short-term liabilities due within 1 year.

Shareholders’ equity: As at June 30, 2010, the shareholders’ equity of the Company is RMB 488.6 billion, representing an increase of RMB 35.9 billion compared with that at the end of 2010, mainly attributable to the increase of its profits and capital reserves.

(3)	The results of the principal operations by segments

Segment	Income from principal operations (RMB millions)	Cost of principal operations (RMB millions)	Gross profit margin (%) Note	Increase of Income from principal operations on a year-on-year basis (%)	Increase of cost of principal operations on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	112,633	44,290	41.7	24.4	10.5	(1.4)
Refining	595,676	528,720	(0.5)	28.4	36.1	(3.3)
Marketing and Distribution	655,002	615,459	5.9	32.9	33.3	(0.3)
Chemicals	209,438	183,676	11.9	36.8	34.0	1.8
Corporate and others	572,997	570,861	0.4	36.6	36.8	0.0
Elimination of inter-segment sales	(912,474)	(913,131)	N/A	N/A	N/A	N/A
Total	1,233,272	1,029,875	8.9	31.5	35.0	(1.7)

Note:	Gross profit margin = (Income from principal operations － Cost of principal operations, tax and surcharges)/Income from principal operations

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE

(1)
During the reporting period, Sinopec Corp. complied with regulatory stipulations of the listed places in and outside mainland China and further enforced corporate governance. Due to new working arrangement, Mr. Su Shulin resigned his position as Chairman and Director in April 2011 and Mr. Fu Chengyu was elected as Director and Chairman of the fourth session of the Board of Directors of Sinopec Corp. on 13 May 2011. Pursuant to the domestic regulatory requirements, Sinopec Corp. formulated the Rules for Insiders Registration and the Working Rules for the Board Secretary. Directors, supervisors and senior managers actively attended the training program. Non-executive directors strengthened the communication with the senior management and outside auditors, and actively made surveys on the affiliates. Sinopec Corp. strengthened the construction of the internal control system and the Internal Control Rules was enforced effectively. The information disclosure and the investor relations were well conducted and the communication with the investors was further improved.

(2)
During the reporting period, neither Sinopec Corp., nor the Board of Directors, nor the incumbent directors were subject to investigation by the China Securities Regulatory Commission (CSRC), or administrative punishment or circular of criticism by CSRC, the Securities and Futures Commission of Hong Kong or the U.S. Securities and Exchange Commission, or any public censure by the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), New York Stock Exchange or London Stock Exchange.

	(3)	Equity interests of directors, supervisors and other senior management

During the reporting period, none of Sinopec Corp.’s directors, supervisors or other members of the senior management held any shares of Sinopec Corp. All of the directors confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies according to the requirement of Hong Kong Stock Exchange. During this reporting period, none of the directors, supervisors or other members of the senior management or any of their respective associates had any interests or short positions (including those that were deemed to be such, or regarded as owned in accordance with relevant provisions of the Securities and Futures Ordinance) in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as specified in the Hong Kong Listing Rules.

	(4)	Compliance with Code on Corporate Governance Practices
During the reporting period, Sinopec Corp. complied with all the requirements of the Code on Corporate Governance Practices set out in Appendix 14 to the Hong Kong Listing Rules.

2	DIVIDEND DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2010 AND INTERIM DIVIDEND DISTRIBUTION PLAN FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2011

(1)	Dividend distribution for the year ended 31 December 2010

As approved at the 2010 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB 0.13 (inclusive of tax) per share for 2010 was distributed, which amounted to a total cash dividend of RMB 11.27 billion. On 30 June 2011, Sinopec Corp. distributed the final dividend for 2010 to shareholders whose names appeared on the register of members of Sinopec Corp. on 17 June 2011.

For the year of 2010, total cash dividend of RMB 0.21 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 18.21 billion.

(2)	Interim dividend distribution plan for the six-month period ended 30 June 2011

According to the Articles of Association, the interim dividend distribution plan for the six-month period ended 30 June 2011 was approved at the 15th meeting of the Fourth Session of the Board of Directors. An interim cash dividend of RMB 0.10 (inclusive of tax) per share would be distributed based on the total number of shares as of 16 September 2011. The total cash dividend amounts to RMB 8.67 billion.

The interim dividend will be distributed on or before Wednesday, September 28, 2011 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 16 September 2011. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:30pm on Friday, 9 September 2011. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 12 September 2011, to Friday, 16 September 2011 (both dates inclusive). As Sinopec Corp. will hold its extraordinary general meeting on 12 October 2011 (please refer to the notice of extraordinary general meeting dated 26 August 2011), the register of members of Sinopec Corp. will be closed from Saturday, 10 September 2011 to Wednesday, 12 October 2011 (both dates inclusive), overlapping with the above proposed book closure period. To avoid from any doubts, the register of members of Sinopec Corp. will be closed from Saturday, 10 September 2011 to  Wednesday, 12 October 2011 (both dats inclusive).

Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Renminbi to Hong Kong dollar published by the People’s Bank of China during the week prior to the date of declaration of dividends, being Friday, 26 August 2011.

3	ISSUANCE OF RMB 23 BILLION CONVERTIBLE BOND

On 26 March 2010, the issuance of RMB23 billion A Share convertible bonds was approved at the Fifth Meeting of the Fourth Session of Board of Directors of Sinopec Corp. It’s subsequently approved by the Annual General Meeting on 18 May 2010 and approved by China Securities Regulatory Commission on 29 December 2010. The bonds were issued at par value of RMB 100. The bonds were of six-year-term with annual interest rate of 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0%. The initial conversion price was RMB 9.73 per share. The bonds were issued on 23 February 2011 and listed on Shanghai Stock Exchange on 7 March 2011. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily in Mainland China on 28 February 2011 and 3 March 2011 respectively. The proceeds will be used in Wuhan ethylene, Anqing refinery revamping, Shijiazhuang, Yulin-Jinan Pipeline and Rizhao-Yizheng pipeline projects.

Replacement at the RMB9.141 billion invested in the above-mentioned projects before the end of February 2011 was approved at the 12th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp. KPMG Huazhen has issued the verification report for the above paid-in capital, and Goldman Sachs Gaohua has issued the review opinions. In order to reduce the idle funds and bring the funds into full play, the idle proceeds from the issuance are approved by the Board of Directors to supplement temporarily the working capital for a period not exceeding 6 months, and with a total amount not exceeding 10% of the total proceeds. For details please refer to resolution announcements of the 12th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, Securities Times on 28 March 2011.

To improve the utilisation efficiency of the proceeds and increase the deposit yield, Sinopec Corp. signed “the three-party supervision supplementary agreement for the proceeds account” with the account bank and the sponsor. For the details, please refer to announcement published in China Securities Journal, Shanghai Securities News, and Securities Times on 20 May 2011.

	(1)	Top ten convertible bond holders

Name of bond holders	Holding amounts
(RMB: million)

China Life Insurance Co., Ltd － dividend － individual dividend － 005L － FH002 Hu	635.12
AEGON-Industrial Convertible Bond Mixed Securities Investment Fund	585.27
China National Petroleum Corporation Corporate Pension Plan － Industrial and Commercial Bank of China(ICBC)	356.87
ICBC CS Enhanced Bond Securities Investment Fund	330.00
CCB Principal Stable Return Increase Bond Securities Investment Fund	320.73
Sinopec Group Corporate Pension Plan － Industrial and Commercial Bank of China(ICBC)	317.54
Harvest Theme New Dynamic Equity Securities Investment Fund	279.04
BOC Steadiness Double Income Bond Securities Investment Fund	266.69
Full goal Convertible Bond Securities Investment Fund	262.00
Dacheng Jingfeng Classified Bond Securities Investment Fund	251.70

(2)	Major changes in the profitability, asset quality and creditability of the guarantor of convertible bonds
There were no significant changes in the reporting period.

(3)	Information on the Company’s liabilities and credit changes as well as the cash arrangement for the future annual debt repayment

As of 30 June 2011, the Company’s debt to asset ratio is 55.0%. The debt ratio was basically kept stable and there was no significant change in the structure. The Company’s domestic credit rating remained AAA on a long-term basis. With its good financing and repayment capabilities, the Company obtained sufficient credit limit from the domestic commercial banks. Sinopec Corp. primarily uses its own fund to repay the due bonds and pay interests on schedule. The shortfall will be obtained through the bank loans or direct financing in the capital market to ensure repaying the principle and pay interest on loans on time.

(4)	Use of proceeds

						RMB million

Total proceeds	22,889.38*	Total proceed used in this reporting period				11,531
		Total cumulative use of proceed				11,531

	Investment		Actual			Compliance
	amount	Any change	proceed	Returns	Whether	with expected
Projects promised	planned	in projects	used	accrued	on schedule	return

Wuhan 800,000 tpa ethylene project	11,289.38	No	4,792	—	Yes	—
Anqing refinery revamping project	3,000	No	1,039	—	Yes	—
Shijiazhuang refinery revamping project	3,200	No	729	—	Yes	—
Yulin-Jinan gas pipeline project	3,300	No	3,300	—	Yes	—
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	No	1,671	—	Yes	—
Total	22,889.38	—	11,531	—	—	—
Statements on the failure to realise planned schedule and expected return		No
Statements on the reasons and procedures of changes		No

*	After deducting the issuance cost of RMB 110.62 million (including the commissions for book runners and other costs for the intermediary agencies).

4	DEBENTURE ISSUED OF LISTED COMPANIES AND INTEREST PAYMENT

On 24 February 2004, Sinopec Corp. successfully issued 10-year term domestic corporate bonds which amounted to RMB 3.5 billion with a credit rating of AAA and a fixed coupon rate of 4.61%. On 28 September 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004, respectively. By 24 February 2011, Sinopec Corp. had paid the full amount of coupon interest for the seventh interest payment year.

Sinopec Corp. issued RMB 30 billion bonds with warrants on 20 February 2008 (“Bonds with Warrants”) domestically. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate. On 4 March 2008, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on 18 February 2008. By 21 February 2011, Sinopec Corp. had paid the full amount of coupon interest for the third interest payment year.

On 21 May 2010, Sinopec Corp. successfully issued 5-year term and 10-year term domestic corporate bonds which amounted to RMB 11 billion and RMB 9 billion with a fixed coupon rate of 3.75% and 4.05%. On 9 June 2010, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times on 19 May 2010. By 23 May 2011, Sinopec Corp. had paid the full amount of coupon interest for the first interest payment year.

5	MAJOR PROJECTS

(1)	Wuhan ethylene project
Wuhan ethylene project mainly consists of 800,000 tpa ethylene and downstream auxiliary facilities. Construction commenced in December 2007. It’s expected to be completed in 2013.

(2)	Shandong LNG project

Shandong LNG project mainly consists of one wharf and one terminal with 3 million tpa capacity and auxiliary transportation pipelines. Construction commenced in September 2010. It’s expected to be completed in 2013.

6	RELATED PARTY TRANSACTIONS IN THE REPORTING PERIOD

Sinopec Corp. and Sinopec Group entered into a number of agreements in respect of continuing connected transactions, including the agreements for mutual supplies, community services, leasing of land use rights, property leasing, the intellectual property license, the agent service for product sales and the SPI Fund Document.

The aggregate amount of related party transactions actually incurred during the reporting period was RMB 231.172 billion, of which, expenses amounted to RMB 92.312 billion, (including RMB 86.386 billion of purchase of goods and services, RMB 1.927 billion of auxiliary and community services, RMB 3.702 billion of operating lease fee, RMB 297 million of interest expenses). Among which, purchase from China Petrochemical Corporation amounted to RMB 63.833 billion (including purchase of products and services, i.e. procurement, storage and transportation, exploration and production services and production-related services amounted to RMB 57.917 billion, representing 4.93% of the Company’s operating expenses for the reporting period). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 1.927 billion, representing 0.16% of the operating expenses of the Company for the reporting period. The housing rental paid by the Company was RMB 224 million, the land rental paid was RMB 3.363 billion, and the expenses for other lease were RMB 105 million. The interest expenses were RMB 297 million. The revenue amounted to RMB 138.86 billion (including RMB 138.8 billion of sales of products and services, RMB 52 million of interest income, RMB 8 million of agency commission receivable), of which the sales to China Petrochemical Corporation amounted to RMB 34.672 billion, including RMB 34.612 billion of sales of products, representing 2.81% of operating revenues, RMB 52 million of interest income, and RMB 8 million of agency commission receivable.

The aforementioned related party transactions which occurred during this reporting period was implemented in accordance with the relevant related party transaction agreements.

7	NO SIGNIFICANT LITIGATION, ARBITRATION MATTERS INCURRED IN SINOPEC CORP. DURING THE REPORTING PERIOD

8	OTHER SIGNIFICANT CONTRACTS

During the reporting period, Sinopec Corp. did not omit the disclosure of other significant contracts which were subject to disclosure.

9	ASSETS TRANSACTIONS

Not applicable

10	INSOLVENCY AND RESTRUCTURING

Not applicable

11	SIGNIFICANT TRUSTEESHIP, CONTRACTING AND LEASE

During this reporting period, Sinopec Corp. did not omit the disclosure of significant trusteeship, contracting or lease of any other company’s assets, nor placed its assets to or under any other company’s trusteeship, contracting or lease which were subject to disclosure.

12	ENTRUST FINANCIAL MANAGEMENT

Not applicable

13	ENTRUSTED LOAN

To optimise the internal utilisation of available funds and lower the overall cost of capital, the 12th meeting of the fourth session of the board approved Sinopec Corp. of providing entrusted loan to Zhangjiang Dongxing and Hainan Refineries with no more than RMB 10 billion and loan rate no less than same-period commercial bank deposit rate. The entrusted loan is a connected transaction under chapter 14A of the Hong Kong Listing Rules.

Loan to	Amount	Term		Interest rate
	(RMB billion)	from	to

Zhanjiang Dongxing Petrochemical Co.	2	28 March 2011	28 March 2012	4.20%

14	MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION	Unit: RMB millions

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)
Guarantee provider	Relationship with the listed issuer	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed	Whether the guarantee is overdue	The overdue Amounts	Whether exists Counter guaranteed	Whether for related party (yes or no)Note 1

Sinopec Corp.	Sinopec Corp. itself	Yueyang SINOPEC Shell Coal Gasification Corporation Ltd.	302	December 10, 2003	December 10, 2003 － December 10, 2017	joint obligations	No	No	No	No	No
Sinopec Corp.	Sinopec Corp. itself	Shanghai Gaoqiao-SK Solvent Co., Ltd.	21	September 22, 2006	September 22, 2006 － April 16, 2012	joint obligations	No	No	No	No	No
Sinopec Corp.	Sinopec Corp. itself	Fujian Refining and Petrochemical Co., Limited	4,583	September 6, 2007	September 6, 2007 － December 31, 2015	joint obligations	No	No	No	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical Acetyl Co., Ltd	427			joint obligations	No	No	No	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Balance of Sinopec Corp. Sales Company Limited for its associates and joint ventures.	106			joint obligations	No	No	No	No	No

Total amount of guarantees provided during the reporting period Note2	0
Total amount of guarantees outstanding at the end of the reporting period Note2 (A)	5,439
Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantees for the controlled subsidiaries during the reporting period	N/A
Total amount of guarantees for the controlled subsidiaries outstanding at the end of the reporting period (B)	N/A
Total amount of guarantees by the Company (including those provided for the controlling subsidiaries)
Total amount of guarantees Note3 (A+B)	5,439
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	1.2
Amount of guarantees provided for shareholders, de facto controllers and related parties (C)	N/A
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to asset ratio of over 70%(D)	21
Amount of guarantees in excess of 50% of the total net assets (E)	N/A
Total amount of guarantees of the above three items Note4 (C+D+E)	21
Statement of guarantee undue that might be involved in any joint and several liabilities	N/A
Statement of guarantee status	N/A

Note 1:	As defined in Article 10.1.3 of the Listing Rules of Shanghai Stock Exchange.
Note 2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

Note 3:
Total amount of guarantee is the aggregate of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlling subsidiaries) and the amount of guarantees for controlling subsidiaries outstanding at the end of the reporting period.

Note 4:
“Total amount of guarantee of three items aforesaid” is the aggregate of “amount of guarantee provided for shareholders, de facto controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to companies with liabilities to asset ratio of over 70%” and “the amount of guarantees in excess of 50% of net assets”.

Material Guarantees under Performance

At the twenty-second meeting of the First Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd. in the amount of RMB 377 million.

At the Eighth Meeting of the Third Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide guarantee equivalent to RMB 9.166 billion to Fujian United Petrochemical Company Limited for the Fujian refining and ethylene joint venture project. On December 13, 2010, the above guarantee decreased by 50% to RMB 4.583 billion.

15	FUND PROVIDED BETWEEN CONNECTED PARTIES	Unit: RMB millions

	Fund to Connected Parties		Fund from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance

China Petrochemical Corporation	267	787	(415)	7,830
Other connected parties	(1,112)	1,346	—	—
Total	(845)	2,133	(415)	7,830

16	PERFORMANCE OF THE COMMITMENTS BY SINOPEC GROUP COMPANY.

	(1)	Till the end of the reporting period, the major commitments given by China Petrochemical Corporation were as follows:

		i	Complying with the connected transaction agreements;

		ii	Solving the issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

		iii	Implementing the Re-organization Agreement

		iv	Granting licenses for intellectual property rights;

		v	Refraining from involvement in competition within the industry; and

		vi	Withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above commitments were included in the prospectus for the issuance of A shares of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 22 June 2001.

vii
On 27 October 2010, Sinopec Corp. disclosed an announcement, in which China Petrochemical Corporation made commitments, as the major refining business of China Petrochemical Corporation has been injected to Sinopec Corp., it’ll dispose of its existing refining business to eliminate competition with Sinopec Corp. within five years.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

	(2)	Till the end of the reporting period, Sinopec Corp. made no results commitments, or assets take-over or assets restructuring or assets or projects earnings prediction.

17	SHAREHOLDER’S RIGHTS INCENTIVE PLAN

Not applicable

18	ACCOUNTING FIRMS

At the 2010 Annual General Meeting of Shareholders of Sinopec Corp. held on 13 May 2011, KPMG Huazhen and KPMG were reappointed as the domestic and overseas auditors of Sinopec Corp. for the year of 2011 respectively. In addition, the Board of Directors was authorized to determine the remuneration for the auditors. The accrued audit fee for the first half of 2011 was RMB 31 million. The financial statements for the first half of 2011 have been audited by KPMG Huazhen and KPMG. The signing certified public accountants of KPMG Huazhen are Hu Jianfei and Zhang Yansheng.

19	REPURCHASE, SALE AND REDEMPTION OF SHARES

Sinopec Corp. or any of its subsidiaries did not repurchase, sell or redeem any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

20	OTHER IMPORTANT ITEMS AND THEIR INFLUENCES AND DESCRIPTION OF THE SOLUTION

(1)	Status of investment in shares and securities

Stock Code	Abbreviation	Number of shares held at the end of period	Amount of initial investment	Book value at the end of period	Book value at the beginning of period	Accounting items

384	China Gas Holding	210 million	RMB	RMB	RMB	Long-term
(Hong Kong)		shares	136,426,500.00	136,426,500.00	136,426,500.00	equity
						investment

(2)	Status of shares holding of financial institutions such as commercial banks, securities companies, insurance companies, trust companies or future companies etc.

	Financial institutions	Initial investment (RMB 10,000)	Number of shares holding (RMB 10,000)	Proportion in total shares	Book value at the end of the period (RMB 10,000)	Profit/loss in the period	Change of shareholders’ funds in the period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd.	20,000	20,000	14.29%	20,000	0	0	Long-term equity investment	investment
2	Zhengzhou Commercial Bank Co., Ltd.	1,000	1,000	0.5%	1,000	0	0	Long-term equity investment	Debt to shares
Total	21,000	—	—	21,000	0	0	—	—

21
PROFIT WARNING AND DESCRIPTION FOR THE PROJECTION OF POSSIBLE NET LOSSES OR SIGNIFICANT DECREASE IN TERMS OF AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD LAST YEAR.

Not applicable

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

As at 30 June 2011, members of the Fourth Session of the Board of Directors, Fourth Session of the Board of Supervisors, and the other members of the senior management are as follows:

1.	DIRECTORS

The members of the Fourth Session of the Board of Directors

Name	Gender	Age	Position in the Company	Tenure

Fu Chengyu	Male	59	Chairman	May, 2011 - May, 2012
Wang Tianpu	Male	48	Vice Chairman, President	May, 2009 - May, 2012
Zhang Yaocang	Male	57	Vice Chairman	May, 2009 - May, 2012
Zhang Jianhua	Male	46	Director, Senior Vice President	May, 2009 - May, 2012
Wang Zhigang	Male	54	Director, Senior Vice President	May, 2009 - May, 2012
Cai Xiyou	Male	49	Director, Senior Vice President	May, 2009 - May, 2012
Cao Yaofeng	Male	57	Director	May, 2009 - May, 2012
Li Chunguang	Male	55	Director	May, 2009 - May, 2012
Dai Houliang	Male	47	Director, Senior Vice President	May, 2009 - May, 2012
Liu Yun	Male	54	Director	May, 2009 - May, 2012
Li Deshui	Male	66	Independent Non-executive Director	May, 2009 - May, 2012
Xie Zhongyu	Male	67	Independent Non-executive Director	May, 2009 - May, 2012
Chen Xiaojin	Male	66	Independent Non-executive Director	May, 2009 - May, 2012
Ma Weihua	Male	63	Independent Non-executive Director	May, 2010 - May, 2012
Wu Xiaogen	Male	45	Independent Non-executive Director	May, 2010 - May, 2012

2.	SUPERVISORS

The members of the Fourth Session of the Board of Supervisors

Name	Gender	Age	Position in the Company	Tenure

Wang Zuoran	Male	60	Chairman	May, 2009 - May, 2012
Zhang Youcai	Male	69	Vice Chairman, Independent Supervisor	May, 2009 - May, 2012
Geng Limin	Male	56	Supervisor	May, 2009 - May, 2012
Zou Huiping	Male	50	Supervisor	May, 2009 - May, 2012
Li Yonggui	Male	71	Independent Supervisor	May, 2009 - May, 2012
Zhou Shiliang	Male	53	Employee Representative Supervisor	May, 2009 - May, 2012
Chen Mingzheng	Male	53	Employee Representative Supervisor	May, 2009 - May, 2012
Jiang Zhenying	Male	46	Employee Representative Supervisor	December, 2010 - May, 2012
Yu Renming	Male	47	Employee Representative Supervisor	December, 2010 - May, 2012

3.	OTHER MEMBERS OF SENIOR MANAGEMENT

Other members of senior management

Name	Gender	Age	Position in the Company

Wang Xinhua	Male	55	Chief Financial Officer
Zhang Kehua	Male	57	Vice President
Zhang Haichao	Male	54	Vice President
Jiao Fangzheng	Male	48	Vice President
Lei Dianwu	Male	49	Vice President
Ling Yiqun	Male	48	Vice President
Chen Ge	Male	49	Secretary to the Board of Directors

CHANGING IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

Not applicable.

REPORT OF THE PRC AUDITOR

All Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 30 June 2011, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the six-month period then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 30 June 2011, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the six-month period then ended.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Hu Jianfei
Zhang Yansheng

Beijing, The People’s Republic of China	26 August 2011

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

CONSOLIDATED BALANCE SHEET
as at 30 June 2011

	Note	At 30 June	At 31 December
		2011	2010
		RMB millions	RMB millions
Assets
Current assets
Cash at bank and on hand	5	14,186	18,140
Bills receivable	6	25,113	15,950
Accounts receivable	7	65,414	43,093
Other receivables	8	8,177	9,880
Prepayments	9	8,896	5,247
Inventories	10	207,962	156,546
Other current assets		1,783	594
Total current assets		331,531	249,450
Non-current assets
Long-term equity investments	11	45,706	45,037
Fixed assets	12	531,953	540,700
Construction in progress	13	101,299	89,599
Intangible assets	14	28,634	27,440
Goodwill	15	8,775	8,298
Long-term deferred expenses	16	7,764	7,560
Deferred tax assets	17	14,748	15,578
Other non-current assets		1,502	1,727
Total non-current assets		740,381	735,939
Total assets		1,071,912	985,389
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	35,426	29,298
Bills payable	20	4,301	3,818
Accounts payable	21	171,059	132,528
Advances from customers	22	44,977	57,324
Employee benefits payable	23	11,238	7,444
Taxes payable	24	24,205	33,814
Other payables	25	55,426	54,871
Short-term debentures payable	28	5,000	1,000
Non-current liabilities due within one year	26	33,994	5,530
Total current liabilities		385,626	325,627
Non-current liabilities
Long-term loans	27	58,351	58,895
Debentures payable	28	105,096	115,180
Provisions	29	16,339	15,573
Deferred tax liabilities	17	15,266	15,017
Other non-current liabilities		2,619	2,415
Total non-current liabilities		197,671	207,080
Total liabilities		583,297	532,707
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	33,203	29,414
Specific reserve		2,540	1,325
Surplus reserves	32	145,124	141,711
Retained profits		188,687	163,132
Foreign currency translation differences		(1,373)	(1,157)
Total equity attributable to shareholders of the Company		454,883	421,127
Minority interests		33,732	31,555
Total shareholders’ equity		488,615	452,682
Total liabilities and shareholders’ equity		1,071,912	985,389

These financial statements have been approved by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 97 form part of these financial statements.

BALANCE SHEET
as at 30 June 2011

	Note	At 30 June	At 31 December
		2011	2010
		RMB millions	RMB millions
Assets
Current assets
Cash at bank and on hand	5	7,787	11,882
Bills receivable	6	15,828	11,093
Accounts receivable	7	18,724	16,660
Other receivables	8	33,401	27,433
Prepayments	9	9,883	6,394
Inventories	10	137,969	103,170
Other current assets		351	507
Total current assets		223,943	177,139
Non-current assets
Long-term equity investments	11	99,904	111,354
Fixed assets	12	437,650	436,870
Construction in progress	13	93,129	76,830
Intangible assets	14	22,297	20,080
Long-term deferred expenses	16	6,928	6,058
Deferred tax assets	17	11,326	11,832
Other non-current assets		71	173
Total non-current assets		671,305	663,197
Total assets		895,248	840,336
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	434	7,229
Bills payable	20	2,816	2,670
Accounts payable	21	108,940	87,244
Advances from customers	22	40,979	51,190
Employee benefits payable	23	10,279	7,037
Taxes payable	24	19,357	24,598
Other payables	25	74,018	73,825
Short-term debentures payable	28	5,000	—
Non-current liabilities due within one year	26	33,786	4,109
Total current liabilities		295,609	257,902
Non-current liabilities
Long-term loans	27	57,774	58,377
Debentures payable	28	105,096	115,180
Provisions	29	15,164	14,462
Deferred tax liabilities	17	7,806	7,951
Other non-current liabilities		848	1,045
Total non-current liabilities		186,688	197,015
Total liabilities	482,297	454,917
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	41,577	37,922
Specific reserve		2,041	1,025
Surplus reserves	32	145,124	141,711
Retained profits		137,507	118,059
Total shareholders’ equity		412,951	385,419
Total liabilities and shareholders’ equity	895,248	840,336

These financial statements have been approved by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 97 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2011

		Six-month periods ended 30 June
	Note	2011	2010
		RMB millions	RMB millions

Operating income	33	1,233,272	937,736
Less: Operating costs	33	1,029,875	762,661
Sales taxes and surcharges	34	93,285	75,410
Selling and distribution expenses		16,650	14,184
General and administrative expenses		28,502	24,348
Financial expenses	35	3,486	3,716
Exploration expenses, including dry holes	36	5,652	5,747
Impairment losses	37	2,712	741
Add: Gain from changes in fair value	38	305	540
Investment income	39	2,822	1,994
Operating profit		56,237	53,463
Add: Non-operating income	40	1,108	666
Less: Non-operating expenses	41	590	317
Profit before taxation		56,755	53,812
Less: Income tax expense	42	13,543	14,052
Net profit		43,212	39,760
Including: Net profit of acquiree before the consolidation		—	2,449
Attributable to:
Equity shareholders of the Company		40,239	36,776
Minority interests		2,973	2,984
Basic earnings per share	54	0.464	0.424
Diluted earnings per share	54	0.452	0.418
Net profit		43,212	39,760
Other comprehensive income	43
Cash flow hedges		139	(20)
Available-for-sale financial assets		1	—
Share of other comprehensive income of associates		(63)	(481)
Foreign currency translation difference		(234)	(45)
Total other comprehensive income		(157)	(546)
Total comprehensive income	43,055	39,214
Attributable to:
Equity shareholders of the Company	40,100	36,250
Minority interests	2,955	2,964

These financial statements have been approved by the board of directors on 26 August 2011.

Fu chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 97 form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2011
	Six-month periods ended 30 June
Note	2011	2010
	RMB millions	RMB millions

Operating income	33	757,588	570,689
Less: Operating costs	33	601,876	437,872
Sales taxes and surcharges	34	74,333	60,162
Selling and distribution expenses		14,311	11,476
General and administrative expenses		23,943	20,332
Financial expenses	35	3,481	2,951
Exploration expenses, including dry holes	36	5,652	5,747
Impairment losses	37	2,197	713
Add: Gain from changes in fair value	38	245	221
Investment income	39	9,124	1,347
Operating profit		41,164	33,004
Add: Non-operating income	40	1,007	561
Less: Non-operating expenses	41	560	319
Profit before taxation		41,611	33,246
Less: Income tax expense	42	7,479	7,882
Net profit		34,132	25,364
Other comprehensive income	43
Share of other comprehensive income of associates		(63)	(481)
Total other comprehensive income		(63)	(481)
Total comprehensive income	34,069	24,883

These financial statements have been approved by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

 The notes on pages 43 to 97 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2011

		Six-month periods ended 30 June
	Note	2011	2010
		RMB millions	RMB millions
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,393,347	1,066,647
Rentals received		202	162
Other cash received relating to operating activities		4,206	2,838
Sub-total of cash inflows		1,397,755	1,069,647

Cash paid for goods and services		(1,187,767)	(871,041)
Cash paid for operating leases		(6,341)	(6,027)
Cash paid to and for employees		(12,800)	(10,849)
Value added tax paid		(36,810)	(29,105)
Income tax paid		(20,000)	(10,535)
Taxes paid other than value added tax and income tax		(94,874)	(78,487)
Other cash paid relating to operating activities		(8,300)	(7,758)
Sub-total of cash outflows		(1,366,892)	(1,013,802)
Net cash flow from operating activities	45(a)	30,863	55,845
Cash flows from investing activities:
Cash received from disposal of investments		2,482	733
Dividends received		1,997	874
Net cash received from disposal of fixed assets and intangible assets		168	13,082
Cash received on maturity of time deposits with financial institutions		707	1,356
Cash received from derivative financial instruments		3,329	1,140
Other cash received relating to investing activities		541	162
Sub-total of cash inflows		9,224	17,347
Cash paid for acquisition of fixed assets and intangible assets		(53,782)	(49,625)
Cash paid for acquisition of investments		(2,692)	(4,300)
Cash paid for acquisition of time deposits with financial institutions		(5,045)	(1,603)
Cash paid for derivative financial instruments		(3,028)	(1,611)
Sub-total of cash outflows		(64,547)	(57,139)
Net cash flow from investing activities		(55,323)	(39,792)
Cash flows from financing activities:
Cash received from borrowings	277,196	411,657
Cash received from issuance of 2011 Convertible Bonds, net of issuance expenses	22,889	—
Cash received from issuance of corporate bonds	5,000	21,000
Cash received from issuance of shares	—	2
Cash received from contribution from minority shareholders of subsidiaries	22	47
Sub-total of cash inflows	305,107	432,706
Cash repayments of borrowings	(272,658)	(427,944)
Cash repayments of corporate bonds	(1,036)	(1,000)
Cash paid for dividends, profits distribution or interest	(14,848)	(12,940)
Dividends paid to minority shareholders of subsidiaries	(420)	(379)
Cash paid for acquisition of minority interests from subsidiaries, net	(15)	—
Sub-total of cash outflows	(288,977)	(442,263)
Net cash flow from financing activities		16,130	(9,557)
Effects of changes in foreign exchange rate		38	(34)
Net (decrease)/increase in cash and cash equivalents	45(b)	(8,292)	6,462

These financial statements have been approved by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

 The notes on pages 43 to 97 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2011

		Six-month periods ended 30 June
	Note	2011	2010
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		863,953	653,029
Rentals received		202	70
Other cash received relating to operating activities		5,127	5,388
Sub-total of cash inflows		869,282	658,487
Cash paid for goods and services		(703,351)	(510,250)
Cash paid for operating leases		(5,339)	(4,927)
Cash paid to and for employees		(9,853)	(8,636)
Value added tax paid		(30,117)	(22,384)
Income tax paid		(12,680)	(6,066)
Taxes paid other than value added tax and income tax		(73,800)	(62,394)
Other cash paid relating to operating activities		(7,947)	(10,650)
Sub-total of cash outflows		(843,087)	(625,307)
Net cash flow from operating activities	45(a)	26,195	33,180
Cash flows from investing activities:
Cash received from disposal of investments		1,754	22
Dividends received		1,285	633
Net cash received from disposal of fixed assets and intangible assets		130	13,043
Cash received on maturity of time deposits with financial institutions		—	23
Other cash received relating to investing activities		195	91
Sub-total of cash inflows		3,364	13,812
Cash paid for acquisition of fixed assets and intangible assets		(37,846)	(42,604)
Cash paid for acquisition of investments		(1,813)	(6,712)
Cash paid for acquisition of time deposits with financial institutions		(3,830)	—
Sub-total of cash outflows		(43,489)	(49,316)
Net cash flow from investing activities		(40,125)	(35,504)
Cash flows from financing activities:
Cash received from borrowings		38,904	253,768
Cash received from issuance of 2011 Convertible Bonds, net of issuance expenses		22,889	—
Cash received from issuance of corporate bonds		5,000	20,000
Cash received from issuance of shares		—	2
Sub-total of cash inflows		66,793	273,770
Cash repayments of borrowings		(46,659)	(252,511)
Cash repayments of corporate bonds		(36)	—
Cash paid for dividends, profits distribution or interest		(14,093)	(12,077)
Sub-total of cash outflows		(60,788)	(264,588)
Net cash flow from financing activities		6,005	9,182
Net (decrease)/increase in cash and cash equivalents	45(b)	(7,925)	6,858

These financial statements have been approved by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

 The notes on pages 43 to 97 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2011

		Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Foreign currency translation differences	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		millions	millions	millions	millions	millions	millions	millions	millions	millions

Balance at 1 January 2010		86,702	38,202	—	115,031	140,596	(70)	380,461	26,087	406,548

Change for the period
1.	Net profit	—	—	—	—	36,776	—	36,776	2,984	39,760
2.	Other comprehensive income:
	－ Cash flow hedges	—	(20)	—	—	—	—	(20)	—	(20)
	－ Share of other comprehensive income of associates	—	(481)	—	—	—	—	(481)	—	(481)
	－ Foreign currency translation differences	—	—	—	—	—	(25)	(25)	(20)	(45)
	Total other comprehensive income	—	(501)	—	—	—	(25)	(526)	(20)	(546)
Total comprehensive income		—	(501)	—	—	36,776	(25)	36,250	2,964	39,214
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Distributions to shareholders (Note 44)	—	—	—	—	(9,537)	—	(9,537)	—	(9,537)
4.	Warrants exercised (Note 30)	—	2	—	—	—	—	2	—	2
5.	Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(332)	(332)
6.	Distribution to Sinopec Group Company	—	(18)	—	—	—	—	(18)	—	(18)
7.	Net increase in specific reserve for the period	—	—	373	—	—	—	373	—	373
Total transactions with owners		—	(16)	373	—	(9,537)	—	(9,180)	(332)	(9,512)
Balance at 30 June 2010		86,702	37,685	373	115,031	167,835	(95)	407,531	28,719	436,250

		Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Foreign currency translation differences	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		millions	millions	millions	millions	millions	millions	millions	millions	millions

Balance at 1 January 2011		86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682

Change for the period
1.	Net profit	—	—	—	—	40,239	—	40,239	2,973	43,212
2.	Other comprehensive income:
	－ Cash flow hedges	—	139	—	—	—	—	139	—	139
	－ Available-for-sale financial assets	—	1	—	—	—	—	1	—	1
	－ Share of other comprehensive income of associates	—	(63)	—	—	—	—	(63)	—	(63)
	－ Foreign currency translation differences	—	—	—	—	—	(216)	(216)	(18)	(234)
	Total other comprehensive income	—	77	—	—	—	(216)	(139)	(18)	(157)
Total comprehensive income		—	77	—	—	40,239	(216)	40,100	2,955	43,055
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Appropriation for surplus reserves (Note 32)	—	—	—	3,413	(3,413)	—	—	—	—
	－ Distributions to shareholders (Note 44)	—	—	—	—	(11,271)	—	(11,271)	—	(11,271)
4.	Issuance of the 2011 Convertible Bonds (Note 28(v))	—	3,610	—	—	—	—	3,610	—	3,610
5.	Acquisition of minority interests (Note 31)	—	(16)	—	—	—	—	(16)	(4)	(20)
6.	Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(814)	(814)
7.	Net increase in specific reserve for the period	—	—	1,215	—	—	—	1,215	40	1,255
8.	Government grants	—	118	—	—	—	—	118	—	118
Total transactions with owners		—	3,712	1,215	3,413	(14,684)	—	(6,344)	(778)	(7,122)
Balance at 30 June 2011		86,702	33,203	2,540	145,124	188,687	(1,373)	454,883	33,732	488,615

These financial statements have been approved by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 97 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2011

		Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Total shareholders’ equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2010		86,702	38,234	—	115,031	94,414	334,381

Change for the period
1.	Net profit	—	—	—	—	25,364	25,364
2.	Other comprehensive income
	－ Share of other comprehensive income of associates	—	(481)	—	—	—	(481)
	Total other comprehensive income	—	(481)	—	—	—	(481)
Total comprehensive income		—	(481)	—	—	25,364	24,883
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Distributions to shareholders (Note 44)	—	—	—	—	(9,537)	(9,537)
4.	Warrants exercised (Note 30)	—	2	—	—	—	2
5.	Distributions to Sinopec Group Company	—	(18)	—	—	—	(18)
6.	Net increase in specific reserve for the period	—	—	234	—	—	234
Total transactions with owners		—	(16)	234	—	(9,537)	(9,319)
Balance at 30 June 2010		86,702	37,737	234	115,031	110,241	349,945
Balance at 1 January 2011		86,702	37,922	1,025	141,711	118,059	385,419
Change for the period
1.	Net profit	—	—	—	—	34,132	34,132
2.	Other comprehensive income
	－ Share of other comprehensive income of associates	—	(63)	—	—	—	(63)
	Total other comprehensive income	—	(63)	—	—	—	(63)
Total comprehensive income		—	(63)	—	—	34,132	34,069
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Appropriation for surplus reserves (Note 32)	—	—	—	3,413	(3,413)	—
	－ Distributions to shareholders (Note 44)	—	—	—	—	(11,271)	(11,271)
4.	Issuance of the 2011 Convertible Bonds (Note 28(v))	—	3,610	—	—	—	3,610
5.	Net increase in specific reserve for the period	—	—	1,016	—	—	1,016
6.	Government grants	—	108	—	—	—	108
Total transactions with owners		—	3,718	1,016	3,413	(14,684)	(6,537)
Balance at 30 June 2011		86,702	41,577	2,041	145,124	137,507	412,951

These financial statements have been approved by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 97 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2011

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” ( the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities on 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

	(1)	the exploration, development and production of crude oil and natural gas;

	(2)	the refining, transportation, storage and marketing of crude oil and petroleum product, and

	(3)	the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (hereinafter referred to as the “Acquisition of SSI”).

As the Group and SSI are under the common control of Sinopec Group Company, the Acquisition of SSI is considered as “combination of entities under common control”. Accordingly, the assets and liabilities of SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis. The difference between the total considerations paid over the amount of the net assets of SSI was accounted for as an equity transaction.

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises － Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

	(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

	—	Available-for-sale financial assets (see Note 3(11))

	—	Convertible bonds (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(c)	Method for preparation of consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve in the consolidated balance sheet. If the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(1)	Accounting treatment of business combination involving entities under common control and not under common control(Continued)

(c) Method for preparation of consolidated financial statements(Continued)

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained profits”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories
Inventories are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments

		(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s financial statements, investments in subsidiaries are accounted for using the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income of the current period based on the Company’s proportionate interest in the investee entity, excluding the cash dividends or the profits declared but not distributed in the considerations paid to acquire the investment. The investments are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the book value of the acquired entities’ net assets at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the total cost of initial investment comprises of book value of investment in the acquiree held by the Company and the cost of additional investment acquired on the acquisition date. Other comprehensive income recognised for holding the equity interest in the acquiree before the acquisition date, is transferred to the investment income when investment is disposed.

The initial investment cost of a long-term equity investment obtained through other business combinations involving entities not under common control is accounted for as the aggregate of the fair value of assets given on the acquisition date, liabilities incurred or assumed, and equity securities issued by the Company in exchange for control of the acquiree.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Company acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

		(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity of which the Group can exercise joint control with other venturers. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all venturers.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

At the balance sheet date, impairment losses on investment in jointly controlled entities and associates are measured according to Note 3(12).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments(Continued)

(c) Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value can not be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income of the current period based on the Group’s proportionate interest in the investee entity, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investment.

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Fixed assets other than oil and gas properties are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	15-45 years	3%-5%
Machinery, equipment, vehicles and others	4-18 years	3%
Oil depots, storage tanks and service stations	8-25 years	3%-5%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties

Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Mineral interests in properties are capitalised as oil and gas properties when acquired. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

	(9)	Goodwill

Goodwill represents the excess of cost of business combination over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

	(10)	Non-current assets held for sale

A non-current asset is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may be fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc. but not include deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as impairment loss.

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			—	Financial asset and financial liability with changes at fair value through profit or loss (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss.

			—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

			—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are stated at amortised cost using the effective interest rate method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments(Continued)

		(a)	Classification, recognition and measurement of financial instruments(Continued)

			—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories. Investments in equity instruments that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are stated at cost.

Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17)(c)).

			—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

In the balance sheet, financial assets and financial liabilities are separately disclosed and not offset unless all of the following conditions are met:

				—	the Group has a legally enforceable right to offset financial assets against financial liabilities, and

				—	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

		(b)	Determination of fair value

Fair value of financial asset or financial liability is determined with reference to quoted market price in active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

		(c)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments(Continued)

		(c)	Hedge accounting(Continued)

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

			—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

				—	the cumulative gain or loss on the hedging instrument from inception of the hedge; and

				—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

			—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments(Continued)

		(d)	Convertible bonds

			—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and capital reserve (share premium) as consideration for the shares issued. If the bond is redeemed, the capital reserve (other capital reserve) is transferred to capital reserve (share premium).

			—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in profit or loss.

		(e)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

			—	the carrying amounts, and

			—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (other than those at fair value through profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to :

			(a)	significant financial difficulty of the debtor;

			(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

			(c)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

			(d)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

			(e)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

			(f)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

			—	Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

		(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the assets remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(13)	Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a basic pension insurance for the employees arranged by local Labour and Social Security Bureaus. The Group makes contributions to the pension insurance at the applicable rates based on the amounts stipulated by the government organisation. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic pension benefits to the retired employees. The Group does not have any other obligations in this respect.

		(b)	Housing fund and other social insurance

Besides the pension benefits, pursuant to the relevant laws and regulations of the PRC, the Group has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Group makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees’ salaries. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

		(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied:

			—	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

			—	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

	(15)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		—	the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

		—	they relate to income taxes levied by the same tax authority on either:

			—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(16)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

			—	the significant risks and rewards of ownership and title have been transferred to buyers, and

			—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue form the sale of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs incurred are recognised in profit or loss and no service revenue is recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

	(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

	(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

		(a)	the holding company of the Company;

		(b)	the subsidiaries of the Company;

		(c)	the parties that are subject to common control with the Company;

		(d)	investors that have joint control or exercise significant influence over the Group;

		(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

		(f)	jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

		(g)	associates of the Group, including subsidiaries of the associates;

		(h)	the major individual investors of the Group and a close family member of such individuals;

		(i)	the member of key management personnel of the Group, and a close family member of such individuals;

		(j)	the member of key management personnel of the Company’s holding company;

		(k)	close family member of key management personnel of the Company’s holding company; and

		(l)	an entity which is under control, joint control of major individual investor, key management personnel or a close family member of such individuals.

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		—	Engage in business activities from which it may earn revenues and incur expenses;

		—	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

		—	For which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

The Corporate Income Tax Law of the People’s Republic of China (“new tax law”) took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tone, respectively. Among them, the consumption tax of jet fuel oil is suspended. Effective from 1 January 2009, the consumption tax on the refined oil self-consumed by refining enterprises and oil (gas) field enterprises in conformity with certain conditions can be exempted and refunded, respectively.

Resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metre, respectively. Effective from 1 June 2010, the resources tax rate of crude oil and natural gas in Xinjiang adopted rate on value method with tax rate of 5%, instead of the previous amount on volume method, and effective from 1 December 2010, the resources tax rate of crude oil and natural gas in the western region adopted rate on value method with tax rate of 5%, instead of the previous amount on volume method.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The entities granted with tax concession are set out below:

Name of branches and subsidiaries	Preferential tax rate	Reasons for granting concession

Zhanjiang Dongxing Petrochemical Company Limited	24%	Foreign investment enterprise
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2011			At 31 December 2010
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions

Cash on hand
Renminbi			189			130
Cash at bank
Renminbi			10,780			9,072
US Dollars	31	6.4716	200	43	6.6227	284
Hong Kong Dollars	28	0.8316	23	31	0.8509	26
Japanese Yen	175	0.0802	14	123	0.0813	10
Euro	149	9.3612	1,392	2	8.8065	15
			12,598			9,537
Deposits at related parties
Renminbi			1,466			8,363
US Dollars	11	6.4716	68	22	6.6227	147
Hong Kong Dollars	5	0.8316	4	6	0.8509	5
Euro	5	9.3612	50	10	8.8065	88
Total cash at bank and on hand			14,186			18,140

The Company

	At 30 June 2011			At 31 December 2010
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions

Cash on hand
Renminbi			161			110
Cash at bank
Renminbi			7,169			4,953
US Dollars	3	6.4716	20	—	6.6227	1
Japanese Yen	12	0.0802	1			—
			7,351			5,064
Deposits at related parties
Renminbi			434			6,817
US Dollars	—	6.4716	2	—	6.6227	1
Total cash at bank and on hand			7,787			11,882

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2011, time deposits with financial institutions of the Group and the Company amounted to RMB 5,470 million (2010: RMB 1,132 million) and RMB 3,831 million (2010: RMB 1 million), respectively.

6	BILLS RECEIVABLES

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2011, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 7,662 million (2010: RMB 6,155 million) and RMB 7,901 million (2010: RMB 5,725 million), respectively, all of which are due before 30 June 2012.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Amounts due from subsidiaries	—	—	11,109	9,930
Amounts due from Sinopec Group Company and fellow subsidiaries	6,331	1,848	824	1,180
Amounts due from associates and jointly controlled entities	7,168	8,886	3,387	4,344
Amounts due from others	53,192	33,681	4,470	2,293
	66,691	44,415	19,790	17,747
Less: Allowance for doubtful accounts	1,277	1,322	1,066	1,087
Total	65,414	43,093	18,724	16,660

7	ACCOUNTS RECEIVABLE (Continued)

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2011				At 31 December 2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	65,321	97.9	—	—	43,037	96.9	—	—
Between one and two years	77	0.1	15	19.5	61	0.1	25	41.0
Between two and three years	42	0.1	19	45.2	27	0.1	16	59.3
Over three years	1,251	1.9	1,243	99.4	1,290	2.9	1,281	99.3
Total	66,691	100.0	1,277		44,415	100.0	1,322

	The Company
	At 30 June 2011				At 31 December 2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	18,665	94.3	—	—	16,620	93.6	—	—
Between one and two years	54	0.3	15	27.8	39	0.2	24	61.5
Between two and three years	22	0.1	9	40.9	23	0.1	6	26.1
Over three years	1,049	5.3	1,042	99.3	1,065	6.1	1,057	99.2
Total	19,790	100.0	1,066		17,747	100.0	1,087

At 30 June 2011 and 31 December 2010, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2011	2010

Total amount (RMB millions)	17,268	12,890
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	25.9%	29.0%

At 30 June 2011, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 13,499 million and RMB 15,320 million (2010: RMB 10,734 million and RMB 15,454 million), representing 20.2% and 77.4% (2010: 24.2% and 87.1%) of the total accounts receivable.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the six-month periods ended 30 June 2011 and 2010, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2011 and 2010, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Amounts due from subsidiaries	—	—	28,997	23,103
Amounts due from Sinopec Group Company and fellow subsidiaries	819	556	603	428
Amounts due from associates and jointly controlled entities	1,376	2,488	1,281	2,468
Amounts due from others	7,910	8,912	4,674	3,690
	10,105	11,956	35,555	29,689
Less: Allowance for doubtful accounts	1,928	2,076	2,154	2,256
Total	8,177	9,880	33,401	27,433

8	OTHER RECEIVABLES (Continued)

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2011				At 31 December 2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to other		of total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	5,736	56.7	79	1.4	8,994	75.3	78	0.9
Between one and two years	2,124	21.0	22	1.0	412	3.4	33	8.0
Between two and three years	157	1.6	49	31.2	144	1.2	55	38.2
Over three years	2,088	20.7	1,778	85.2	2,406	20.1	1,910	79.4
Total	10,105	100.0	1,928		11,956	100.0	2,076

	The Company
	At 30 June 2011				At 31 December 2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to other		of total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	31,841	89.6	3	—	26,769	90.2	2	—
Between one and two years	1,222	3.4	21	1.7	199	0.7	22	11.1
Between two and three years	120	0.3	38	31.7	133	0.4	50	37.6
Over three years	2,372	6.7	2,092	88.2	2,588	8.7	2,182	84.3
Total	35,555	100.0	2,154		29,689	100.0	2,256

At 30 June 2011 and 31 December 2010, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2011	2010

Total amount (RMB millions)	1,872	3,129
Ageing	From within one year to over three years	From within one year to over three years
Percentage to the total balance of other receivables	18.5%	26.2%

At 30 June 2011, the Group’s and the Company’s other receivables due from related parties amounted to RMB 2,195 million and RMB 30,881 million (2010: RMB 3,044 million and RMB 25,999 million), representing 21.7% and 86.9% (2010: 25.5% and 87.6%) of the total of other receivables.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the six-month periods ended 30 June 2011 and 2010, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2011 and 2010, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

All prepayments are aged within one year.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Raw materials	119,529	84,428	82,878	56,858
Work in progress	14,352	13,089	9,549	9,393
Finished goods	73,278	55,945	45,284	34,706
Spare parts and consumables	4,099	4,175	2,843	2,908
	211,258	157,637	140,554	103,865
Less: Provision for diminution in value of inventories	3,296	1,091	2,585	695
	207,962	156,546	137,969	103,170

Provision for diminution in value of inventories is mainly against spare parts and consumables. For the six-month period ended 30 June 2011, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of raw materials and finished goods of the refining and chemicals segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in jointly controlled entities	Investments in associates	Other equity investments	Provision for impairment losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	20,199	22,815	2,207	(184)	45,037
Additions for the period	904	152	229	—	1,285
Share of profits less losses from investments accounted for under the equity method	822	1,457	—	—	2,279
Change of capital reserve from investments accounted for under the equity method	—	(63)	—	—	(63)
Dividends receivable/received	(1,557)	(704)	—	—	(2,261)
Disposals for the period	—	(65)	(510)	—	(575)
Movement of provision for impairment losses	—	—	—	4	4
Balance at 30 June 2011	20,368	23,592	1,926	(180)	45,706

The Company

	Investments in subsidiaries	Investments in jointly controlled entities	Investments in associates	Other equity investments	Provision for impairment losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	87,952	11,652	17,139	1,011	(6,400)	111,354
Additions for the period	614	632	244	838	—	2,328
Share of profits less losses from investments accounted for under the equity method	—	541	743	—	—	1,284
Change of capital reserve from investments accounted for under the equity method	—	—	(63)	—	—	(63)
Decrease for the period	(13,178)	—	—	—	—	(13,178)
Dividends receivable/received	—	(962)	(288)	—	—	(1,250)
Disposals for the period	—	—	(65)	(506)	—	(571)
Balance at 30 June 2011	75,388	11,863	17,710	1,343	(6,400)	99,904

Details of the Company’s principal subsidiaries are set out in Note 48.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

				Percentage of			Operating
				equity/voting			revenue for
				right directly or			the six-month
	Register	Legal	Registered	indirectly held	Total assets at	Total liability at	period ended
Name of investees	location	representative	capital	by the Company	30 June 2011	30 June 2011	30 June 2011
			RMB millions		RMB millions	RMB millions	RMB millions

1. Jointly controlled entities:
Shanghai Secco Petrochemical Company Limited	Shanghai	Jeanne Marie Johns	USD 901	50%	16,290	7,978	15,766
BASF-YPC Company Limited	Jiangsu Provice	Ma Qiulin	13,634	40%	25,780	8,991	12,364
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	12,806	50%	45,607	34,473	27,143
SINOPEC SABIC Tianjin Petrochemical Company Limited	Tianjin	Khaled A. Almana	6,120	50%	22,179	15,275	14,721
2. Associates:
Sinopec Finance Company Limited	Beijing	Li Chunguang	8,000	49%	116,330	102,388	1,089
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	19,425	12,631	39,878
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Cao Zumin	4,493	38.75%	4,693	124	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	7,277	3,644	—
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,758	642	619

All the jointly controlled entities and associates above are limited companies.

The Group’s effective interest share of the jointly controlled entities’ net assets, operating income and net profit are as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Net assets	20,368	20,199

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Operating income	35,005	28,123
Net profit	822	1,014

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the six-month period ended 30 June 2011, the Group and the company had no individually significant long-term investments which had been provided for impairment losses.

12	FIXED ASSETS

The Group － by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	505,373	212,385	127,123	214,946	13,555	1,073,382
Additions for the period	475	27	991	116	118	1,727
Transferred from construction in progress	11,088	3,492	4,111	582	992	20,265
Reclassifications	36	2,505	141	(2,408)	(274)	—
Disposals	(140)	(531)	(427)	(1,737)	(68)	(2,903)
Foreign exchange loss	(644)	—	(73)	—	(8)	(725)
Reclassification to other assets	—	(5)	(228)	(5)	—	(238)
Balance at 30 June 2011	516,188	217,873	131,638	211,494	14,315	1,091,508
Accumulated depreciation:
Balance at 1 January 2011	234,797	101,935	36,459	128,550	4,775	506,516
Depreciation charge for the period	16,323	5,664	3,161	4,092	539	29,779
Reclassifications	(3)	1,896	29	(1,886)	(36)	—
Written back on disposals	(125)	(463)	(228)	(1,040)	(57)	(1,913)
Foreign exchange loss	(246)	—	(28)	—	—	(274)
Reclassification to other assets	—	—	(17)	—	—	(17)
Balance at 30 June 2011	250,746	109,032	39,376	129,716	5,221	534,091
Provision for impairment losses:
Balance at 1 January 2011	9,806	2,576	2,985	10,782	17	26,166
Additions for the period	—	43	32	89	—	164
Reclassifications	—	611	—	(611)	—	—
Written off for the period	(11)	(55)	(154)	(636)	(10)	(866)
Balance at 30 June 2011	9,795	3,175	2,863	9,624	7	25,464
Net book value:
Balance at 30 June 2011	255,647	105,666	89,399	72,154	9,087	531,953
Balance at 31 December 2010	260,770	107,874	87,679	75,614	8,763	540,700

The Company － by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	442,663	171,307	94,814	139,946	11,421	860,151
Additions for the period	425	24	986	2	113	1,550
Transferred from construction in progress	9,168	3,355	3,944	523	980	17,970
Transferred from subsidiaries	—	—	7,278	—	—	7,278
Transferred to subsidiaries	—	—	—	—	(33)	(33)
Reclassifications	36	2,506	118	(2,419)	(241)	—
Disposals	(140)	(499)	(324)	(1,459)	(67)	(2,489)
Reclassification to other assets	—	(5)	(225)	(5)	—	(235)
Balance at 30 June 2011	452,152	176,688	106,591	136,588	12,173	884,192
Accumulated depreciation:
Balance at 1 January 2011	203,226	86,787	30,063	77,706	3,807	401,589
Depreciation charge for the period	14,061	4,320	2,579	2,807	463	24,230
Transferred from subsidiaries	—	—	1,160	—	—	1,160
Transferred to subsidiaries	—	—	—	—	(13)	(13)
Reclassifications	(3)	1,896	26	(1,896)	(23)	—
Written back on disposals	(125)	(436)	(177)	(821)	(56)	(1,615)
Reclassification to other assets	—	—	(17)	—	—	(17)
Balance at 30 June 2011	217,159	92,567	33,634	77,796	4,178	425,334
Provision for impairment losses:
Balance at 1 January 2011	7,567	2,462	2,675	8,971	17	21,692
Additions for the period	—	37	32	63	—	132
Transferred from subsidiaries	—	—	164	—	—	164
Reclassifications	—	611	—	(611)	—	—
Written off for the period	(11)	(51)	(116)	(592)	(10)	(780)
Balance at 30 June 2011	7,556	3,059	2,755	7,831	7	21,208
Net book value:
Balance at 30 June 2011	227,437	81,062	70,202	50,961	7,988	437,650
Balance at 31 December 2010	231,870	82,058	62,076	53,269	7,597	436,870

12	FIXED ASSETS (Continued)

The Group － by asset class

			Oil depots,	Machinery,
		Oil	storage	equipment,
	Plants and	and gas	tanks and	vehicles and
	buildings	properties	service stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	66,253	427,171	153,857	426,101	1,073,382
Additions for the period	77	446	935	269	1,727
Transferred from construction in progress	355	10,702	3,606	5,602	20,265
Reclassifications	476	15	33	(524)	—
Disposals	(66)	—	(320)	(2,517)	(2,903)
Foreign exchange loss	(34)	(644)	(18)	(29)	(725)
Reclassification to other assets	(9)	—	(220)	(9)	(238)
Balance at 30 June 2011	67,052	437,690	157,873	428,893	1,091,508
Accumulated depreciation:
Balance at 1 January 2011	30,865	200,462	37,703	237,486	506,516
Depreciation charge for the period	1,241	14,462	3,719	10,357	29,779
Reclassifications	101	14	2	(117)	—
Written back on disposals	(40)	—	(179)	(1,694)	(1,913)
Foreign exchange loss	(10)	(246)	(7)	(11)	(274)
Reclassification to other assets	(1)	—	(16)	—	(17)
Balance at 30 June 2011	32,156	214,692	41,222	246,021	534,091
Provision for impairment losses:
Balance at 1 January 2011	2,179	9,664	2,798	11,525	26,166
Additions for the period	22	—	25	117	164
Written off for the period	(17)	—	(103)	(746)	(866)
Balance at 30 June 2011	2,184	9,664	2,720	10,896	25,464
Net book value:
Balance at 30 June 2011	32,712	213,334	113,931	171,976	531,953
Balance at 31 December 2010	33,209	217,045	113,356	177,090	540,700

12	FIXED ASSETS (Continued)

The Company － by asset class

			Oil depots,	Machinery,
		Oil	storage	equipment,
	Plants and	and gas	tanks and	vehicles and
	buildings	properties	service stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	47,405	370,856	127,407	314,483	860,151
Additions for the period	5	396	935	214	1,550
Transferred from construction in progress	340	8,798	3,469	5,363	17,970
Transferred from subsidiaries	554	—	6,171	553	7,278
Transferred to subsidiaries	—	—	—	(33)	(33)
Reclassifications	357	15	56	(428)	—
Disposals	(65)	—	(306)	(2,118)	(2,489)
Reclassification to other assets	(9)	—	(217)	(9)	(235)
Balance at 30 June 2011	48,587	380,065	137,515	318,025	884,192
Accumulated depreciation:
Balance at 1 January 2011	19,513	170,863	32,487	178,726	401,589
Depreciation charge for the period	925	12,278	3,134	7,893	24,230
Transferred from subsidiaries	87	—	899	174	1,160
Transferred to subsidiaries	—	—	—	(13)	(13)
Reclassifications	76	14	(1)	(89)	—
Written back on disposals	(39)	—	(173)	(1,403)	(1,615)
Reclassification to other assets	(1)	—	(16)	—	(17)
Balance at 30 June 2011	20,561	183,155	36,330	185,288	425,334
Provision for impairment losses:
Balance at 1 January 2011	1,876	7,463	2,666	9,687	21,692
Addition for the period	21	—	24	87	132
Transferred from subsidiaries	—	—	131	33	164
Written off for the period	(17)	—	(103)	(660)	(780)
Balance at 30 June 2011	1,880	7,463	2,718	9,147	21,208
Net book value:
Balance at 30 June 2011	26,146	189,447	98,467	123,590	437,650
Balance at 31 December 2010	26,016	192,530	92,254	126,070	436,870

Notes:

The additions in the exploration and production segment and oil and gas properties of the Group and the Company for six-month period ended 30 June 2011 included RMB 446 million (2010: RMB 803 million) and RMB 396 million (2010: RMB 768 million), respectively of the estimated dismantlement costs for site restoration.

Impairment losses recognised on fixed assets of the refining and chemicals segments were RMB 43 million (2010: RMB 115 million) and RMB 89 million (2010: RMB 138 million) for six-month period ended 30 June 2011. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of RMB 32 million (2010: RMB 35 million) for six-month period ended 30 June 2011 primarily relate to certain service stations that were closed or disposed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	30,374	21,191	27,510	8,985	2,253	90,313
Additions for the period	19,722	3,657	8,482	3,100	857	35,818
Dry hole costs written off	(2,342)	—	—	—	—	(2,342)
Transferred to fixed assets	(11,088)	(3,492)	(4,111)	(582)	(992)	(20,265)
Reclassification to other assets	(20)	(43)	(1,415)	(16)	—	(1,494)
Foreign exchange loss	(15)	—	—	—	—	(15)
Other decreases	—	—	(4)	—	—	(4)
Balance at 30 June 2011	36,631	21,313	30,462	11,487	2,118	102,011
Provision for impairment losses:
Balance at 1 January 2011	—	516	198	—	—	714
Decreases for the period	—	—	(2)	—	—	(2)
Balance at 30 June 2011	—	516	196	—	—	712
Net book value:
Balance at 30 June 2011	36,631	20,797	30,266	11,487	2,118	101,299
Balance at 31 December 2010	30,374	20,675	27,312	8,985	2,253	89,599

At 30 June 2011, major construction projects of the Group are as follows:

			Net				Accumulated
		Balance	additions/				interest
		at 1	(decreases)	Balance at	Percentage		capitalised
	Budgeted	January	for the	30 June	of	Source of	at 30 June
Project name	amount	2011	period	2011	completion	funding	2011
	RMB millions	RMB millions	RMB millions	RMB millions	%		RMB millions

Rizhao Yizheng Pipeline and Ancillary Construction Project	3,215	1,602	69	1,671	52%	Bank loans & self-financing	50
Changling Crude Oil Quality Upgrading Project	5,704	3,564	(1,368)	2,196	73%	Bank loans & self-financing	71
Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	2,752	2,040	4,792	29%	Bank loans & self-financing	109
Yulin Jinan Pipeline Project	6,042	1,308	117	1,425	76%	Bank loans & self-financing	71
Sour Crude Oil Processing Adaptation Revamping and Oil Quality Upgrading Project	6,769	711	328	1,039	15%	Bank loans & self-financing	13

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2011 by the Group and the Company ranged from 3.1% to 6.7% (2010: 3.0% to 6.5%).

13	CONSTRUCTION IN PROGRESS (Continued)

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	29,400	19,579	19,682	6,561	2,196	77,418
Additions for the period	17,398	3,554	7,696	2,326	828	31,802
Transferred from subsidiaries	—	—	6,379	—	—	6,379
Dry hole costs written off	(2,342)	—	—	—	—	(2,342)
Transferred to fixed assets	(9,168)	(3,355)	(3,944)	(523)	(980)	(17,970)
Reclassification to other assets	(20)	(43)	(1,363)	(16)	—	(1,442)
Other decreases	—	—	(4)	—	—	(4)
Balance at 30 June 2011	35,268	19,735	28,446	8,348	2,044	93,841
Provision for impairment losses:
Balance at 1 January 2011	—	516	72	—	—	588
Transferred from subsidiaries	—	—	126	—	—	126
Decreases for the period	—	—	(2)	—	—	(2)
Balance at 30 June 2011	—	516	196	—	—	712
Net book value:
Balance at 30 June 2011	35,268	19,219	28,250	8,348	2,044	93,129
Balance at 31 December 2010	29,400	19,063	19,610	6,561	2,196	76,830

14	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2011	23,023	3,575	2,632	3,953	1,667	34,850
Additions for the period	293	—	—	17	—	310
Other increases	1,324	10	2	261	116	1,713
Other decreases	(21)	(1)	(4)	—	—	(26)
Reclassification	—	—	—	118	(118)	—
Foreign exchange loss	(65)	—	—	(1)	—	(66)
Balance at 30 June 2011	24,554	3,584	2,630	4,348	1,665	36,781
Accumulated amortisation:
Balance at 1 January 2011	2,668	2,604	816	435	808	7,331
Additions for the period	326	96	108	89	112	731
Other increases	19	—	—	—	—	19
Other decreases	(2)	(1)	—	—	—	(3)
Reclassification	—	—	—	13	(13)	—
Foreign exchange loss	(10)	—	—	—	—	(10)
Balance at 30 June 2011	3,001	2,699	924	537	907	8,068
Provision for impairment losses:
Balance at 1 January 2011/ 30 June 2011	—	55	24	—	—	79
Net book value:
Balance at 30 June 2011	21,553	830	1,682	3,811	758	28,634
Balance at 31 December 2011	20,355	916	1,792	3,518	859	27,440
Amortisation charged to the intangible assets of the Group for the six-month period ended 30 June 2011 is RMB 731 million (2010:RMB 620 million).

14	INTANGIBLE ASSETS (Continued)

The Company

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2011	15,168	2,827	2,476	3,719	1,208	25,398
Additions for the period	109	—	—	17	—	126
Other increases	1,281	10	2	261	113	1,667
Transferred from subsidiaries	762	—	—	171	58	991
Reclassification	—	—	—	118	(118)	—
Other decreases	(17)	(1)	(4)	—	—	(22)
Balance at 30 June 2011	17,303	2,836	2,474	4,286	1,261	28,160
Accumulated amortisation:
Balance at 1 January 2011	1,166	2,310	729	420	614	5,239
Additions for the period	197	70	106	86	34	493
Other increases	19	—	—	—	—	19
Transferred from subsidiaries	18	—	—	15	3	36
Reclassification	—	—	—	13	(13)	—
Other decreases	(2)	(1)	—	—	—	(3)
Balance at 30 June 2011	1,398	2,379	835	534	638	5,784
Provision for impairment losses:
Balance at 1 January 2011/ 30 June 2011	—	55	24	—	—	79
Net book value:
Balance at 30 June 2011	15,905	402	1,615	3,752	623	22,297
Balance at 31 December 2010	14,002	462	1,723	3,299	594	20,080

Amortisation charged to the intangible assets of the Company for the six-month period ended 30 June 2011 is RMB 493 million (2010: RMB 446 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

				Net
	Balance at	Increase/	Provision for	book value
	1 January	(decrease) for	impairment	at 30 June
	2011	the period	losses	2011
Name of investees	RMB millions	RMB millions	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	—	—	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	—	—	4,043
Hong Kong service stations	895	(20)	—	875
Multiple units without individually significant goodwill	2,203	497	—	2,700
Total	8,298	477	—	8,775

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. The calculations for Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations, use cash flow projections based on financial budgets approved by management covering a one-year period and forecast on market supply and demand for the second to the fifth year based on market research performed by an external research institution. Cash flows beyond the five-year period are maintained constant. The pre-tax discount rates range from 15.1% to 16.7% (2010: 15.2% to 16.8%).

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period, and the forecast on market supply and demand based on market research performed by an external research institution. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December
	2011	2010	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,701	3,507	—	—	3,701	3,507
Accruals	1,604	1,588	—	—	1,604	1,588
Cash flow hedges	7	31	—	—	7	31
Non-current
Fixed assets	6,940	7,961	(765)	(794)	6,175	7,167
Accelerated depreciation	—	—	(14,372)	(14,142)	(14,372)	(14,142)
Tax value of losses carried forward	1,799	2,116	—	—	1,799	2,116
Embedded derivative componentof the 2007 Convertible Bonds	—	—	(112)	(64)	(112)	(64)
Others	697	375	(17)	(17)	680	358
Deferred tax assets / (liabilities)	14,748	15,578	(15,266)	(15,017)	(518)	561

The Company

	Assets		Liabilities		Net balance
	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December
	2011	2010	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,233	3,084	—	—	3,233	3,084
Accruals	1,695	1,617	—	—	1,695	1,617
Non-current
Fixed assets	5,845	6,852	(20)	(35)	5,825	6,817
Accelerated depreciation	—	—	(7,660)	(7,836)	(7,660)	(7,836)
Embedded derivative component of the 2007 Convertible Bonds	—	—	(112)	(64)	(112)	(64)
Others	553	279	(14)	(16)	539	263
Deferred tax assets / (liabilities)	11,326	11,832	(7,806)	(7,951)	3,520	3,881

At 30 June 2011, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 4,116 million (2010: RMB 4,215 million), of which RMB 376 million (2010: RMB 364 million) was incurred for the period ended 30 June 2011, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 60 million, RMB 377 million, RMB 2,574 million, RMB 362 million, RMB 367 million and RMB 376 million will expire in 2011, 2012, 2013, 2014,2015 and 2016, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

18	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2011, impairment losses of the Group are analysed as follows:

		Balance at	Provision for	Written back	Written off for	Balance at
	Note	1 January 2011	the period	for the period	the period	30 June 2011
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,322	3	(25)	(23)	1,277
Other receivables	8	2,076	14	(110)	(52)	1,928
		3,398	17	(135)	(75)	3,205
Provision for diminution in value of inventories	10	1,091	2,714	(47)	(462)	3,296
Long-term equity investments	11	184	—	—	(4)	180
Fixed assets	12	26,166	164	—	(866)	25,464
Construction in progress	13	714	—	—	(2)	712
Intangible assets	14	79	—	—	—	79
Goodwill	15	7,657	—	—	—	7,657
Others		32	—	(1)	—	31
Total		39,321	2,895	(183)	(1,409)	40,624

At 30 June 2011, impairment losses of the Company are analysed as follows:

				Transferred	Written	Written	Balance
		Balance at 1	Provision for	from	back for	off for	at 30
	Note	January 2011	the period	subsidiaries	the period	the period	June 2011
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,087	3	—	(24)	—	1,066
Other receivables	8	2,256	12	—	(109)	(5)	2,154
		3,343	15	—	(133)	(5)	3,220
Provision for diminution in value of inventories	10	695	2,194	—	(10)	(294)	2,585
Long-term equity investments	11	6,400	—	—	—	—	6,400
Fixed assets	12	21,692	132	164	—	(780)	21,208
Construction in progress	13	588	—	126	—	(2)	712
Intangible assets	14	79	—	—	—	—	79
Others	29	—	—	(1)	—	28
Total		32,826	2,341	290	(144)	(1,081)	34,232

See the note of each class of assets for the reason for its impairment losses recognised for the period.

19	SHORT-TERM LOANS

The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	17,688	11,380	49	2,400
Loans from Sinopec Group Company and fellow subsidiaries	17,738	17,918	385	4,829
Total	35,426	29,298	434	7,229

At 30 June 2010, the Group’s and the Company’s weighted average interest rates per annum on short-term loans were 1.4% (2010: 2.7%) and 4.9% (2010: 4.8%), respectively. The majority of the above loans are by credit.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 30 June 2011 and 31 December 2010, the Group and the Company had no significant overdue short-term loan.

20	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally within one year.

21	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant accounts payable aged over one year.

22	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant advances from customers aged over one year.

23	EMPLOYEE BENEFITS PAYABLE

At 30 June 2011 and 31 December 2010, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

24	TAXES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Recoverable value-added tax	(6,665)	(4,921)	(6,738)	(5,287)
Consumption tax	10,962	17,125	8,539	12,505
Income tax	3,242	10,754	2,057	7,620
Special oil income levy	11,243	5,249	11,237	5,242
Resources tax	1,259	779	1,172	711
Other taxes	4,164	4,828	3,090	3,807
Total	24,205	33,814	19,357	24,598

25	OTHER PAYABLES

At 30 June 2011 and 31 December 2010, the Group’s and the Company’s other payables primarily represented payables for constructions.

As at 30 June 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in the six-month period ending 31 December 2011. Due to the high purchase costs of crude oil, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 3,200 million was recognised in accordance with the policy set out in Note 3(16) as at 30 June 2011.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 30 June 2011 and 31 December 2010, the Group and the Company had no individually significant other payables aged over three years.

26	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
－ Renminbi loans	3,513	3,683	3,413	3,583
－ Japanese Yen loans	303	308	303	307
－ US Dollar loans	53	536	23	35
－ Euro loans	—	27	—	27
	3,869	4,554	3,739	3,952
Long-term other loans
－ Renminbi loans	83	73	5	5
－ US Dollar loans	2	12	2	2
	85	85	7	7
Long-term loans from Sinopec Group Company and fellow subsidiaries
－ Renminbi loans	40	150	40	150
－ US Dollar loans	—	741	—	—
	40	891	40	150
Long-term loans due within one year	3,994	5,530	3,786	4,109
Debentures payable due within one year (ii)	30,000	—	30,000	—
Non-current liabilities due within one year	33,994	5,530	33,786	4,109

Notes:

(i)	At 30 June 2011 and 31 December 2010, the Group and the Company had no significant overdue long-term loan.

(ii)
The Company issued three-year corporate bonds of RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2009. The three-year corporate bond bears a fixed interest rate of 2.25% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 20 billion to corporate investors in the PRC debenture market on 26 June 2009. The three-year corporate bond bears a fixed interest rate of 2.48% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

27	LONG-TERM LOANS

The Group’s and the Company’s long-term loans represent:

		The Group		The Company
		At 30 June	At 31 December	At 30 June	At 31 December
		2011	2010	2011	2010
		RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
Renminbi loans	Interest rates ranging from interest free to 5.64% per annum at 30 June 2011 with maturities through 2025	22,071	23,161	21,796	22,886
Japanese Yen loans	Interest rates ranging from 2.60% to 2.94% per annum at 30 June 2011 with maturities through 2024	1,317	1,488	1,317	1,488
US Dollar loans	Interest rates ranging from interest free to 1.55% per annum at 30 June 2011with maturities through 2031	453	972	272	301
Euro loans	Interest rates were 6.56% per annum at 30 June 2011 with maturities through 2011	—	27	—	27
Less: Current portion		3,869	4,554	3,739	3,952
Long-term bank loans		19,972	21,094	19,646	20,750
Long-term other loans
Renminbi loans	Interest free per annum at 30 June 2011 with maturities through 2012	222	250	144	151
US Dollar loans	Interest rates ranging from interest free to 4.89% per annum at 30 June 2011 with maturities through 2015	15	26	15	16
Less: Current portion		85	85	7	7
Long-term other loans		152	191	152	160
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free to 6.40% per annum at 30 June 2011 with maturities through 2020	38,267	37,760	38,016	37,617
US Dollar loans	Interest rates were 0.92% per annum at 30 June 2011	—	741	—	—
Less: Current portion		40	891	40	150
Long-term loans from Sinopec Group Company and fellow subsidiaries		38,227	37,610	37,976	37,467
Total		58,351	58,895	57,774	58,377

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Between one and two years	8,299	4,655	8,269	4,625
Between two and five years	13,446	17,546	12,929	17,105
After five years	36,606	36,694	36,576	36,647
Total long-term loans	58,351	58,895	57,774	58,377

At 30 June 2011, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

					Remaining balance at	Remaining balance at
					30 June	31 December
Lenders	Borrowing dates	Maturity dates	Currency	Interest rate	2011	2010
					RMB millions	RMB millions

Sinopec Group Company	18 October 2000	31 December 2020	RMB	interest free	35,561	35,561
China Development Bank	20 January 2005	20 December 2013	RMB	5.35%	9,000	10,000
Agricultural Bank of China	2 March 2010	1 March 2013	RMB	4.86%	3,500	3,500
Bank of China	31 August 2010	31 August 2013	RMB	4.86%	2,000	2,000
Bank of China	19 January 2010	18 November 2013	RMB	5.04%	2,000	2,000

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

28	DEBENTURES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	5,000	1,000	5,000	—
Debentures payable:
－ Corporate Bonds (ii)	48,449	78,500	48,449	78,500
－ 2007 Convertible Bonds (iii)	10,474	10,667	10,474	10,667
－ Convertible Bonds With Warrants (iv)	26,589	26,013	26,589	26,013
－ 2011 Convertible Bonds (v)	19,584	—	19,584	—
	105,096	115,180	105,096	115,180

(i)
A subsidiary of the Company issued one-year corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum and interest is paid annually. The corporate bonds will mature in June 2011.

The Company issued 180-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 17 February 2011 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 3.90% per annum. The corporate bonds mature in August 2011.

(ii)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 11 billion to corporate investors in the PRC debenture market on 21 May 2010. The five-year corporate bond bears a fixed interest rate of 3.75% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 9 billion to corporate investors in the PRC debenture market on 21 May 2010. The ten-year corporate bond bears a fixed interest rate of 4.05% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD11.7 billion (the “2007 Convertible Bonds”).? The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion component”).? Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.? The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”).

During the six-month period ended 30 June 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD39 million.

At 30 June 2011, the carrying amounts of liability and derivative components, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,332 million (2010: RMB 10,326 million) and RMB 142 million (2010: RMB 340 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 30 June 2011.

At 30 June 2011 and 31 December 2010, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2011	2010

Stock price of underlying shares	HKD 7.83	HKD 7.44
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	150 basis points	125 basis points
Average risk free rate	0.79%	1.46%
Average expected life	1.3 years	1.8 years

28	DEBENTURES PAYABLE (Continued)

(Continued)

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2010 to 30 June 2011 resulted in a gain from changes in fair value of RMB 190 million (2010: RMB 218 million), which has been recorded as “gain/(loss) from changes in fair value” in the income statement for the six-month period ended 30 June 2011.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component has not been separated out and the entire 2007 Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants (“the warrants”) to subscribe 50.5 A shares of the Company. The warrants were exercisable during the five trading days between 25 February and 3 March 2010. During the year ended 31 December 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share (Note 30) , the share premium of RMB 2 million has been recorded as capital reserve, and the remaining warrants were expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum payable annually for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial exercise price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company. Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year.

As at 30 June 2011, the exercise price of the 2011 Convertible Bonds was adjusted to RMB 9.60 per share as a result of the final dividend in respect of the year ended 31 December 2010 declared during the six-month period ended 30 June 2011.

The initial recognition of the liability component of the 2011 Convertible Bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the liability component. The excess of proceeds from the issuance of the 2011 Convertible Bonds, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve. Should the equity component not be separated out and the entire 2011 Convertible Bonds are considered as the liability component, the effective interest rate would have been 2.07%. The initial carrying amounts of liability and equity components of the 2011 Convertible Bonds were RMB 19,279 million and RMB 3,610 million upon issuance, respectively.

29	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2011	15,510	14,462
Provision for the period	446	396
Accretion expenses	329	306
Exchange adjustment	(6)	—
Balance at 30 June 2011	16,279	15,164

30	SHARE CAPITAL

	The Group and the Company

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions
Registered, issued and fully paid:
69,922,039,774 listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HKD1.59 and USD20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 domestic stated-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 stated-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

On 3 March 2010, the Company issued 88,774 domestic listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants (Note 28(iv)) with a net proceeds of RMB 1,700,022.

All A shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002, KPMG-C (2001) CV No. 0006 and KPMG-A (2010) CR No. 0008 were issued on 22 February 2000, 27 February 2001, 23 July 2001 and 19 April 2010 respectively.

31	CAPITAL RESERVE

The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2011	29,414	37,922
Changes in fair value of cash flow hedge, net of deferred tax (Note 43)	139	—
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	1	—
Share of other comprehensive income of associates	(63)	(63)
Issuance of the 2011 Convertible Bonds (Note 28(v))	3,610	3,610
Acquisition of minority interests of subsidiaries (ii)	(16)	—
Government grants	118	108
Balance at 30 June 2011	33,203	41,577

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, and the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date; (c) the equity component of the 2011 Convertible Bonds; (d) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (e) adjustment for changes in fair value of available-for-sale financial assets.

Notes:

(i)	The available-for-sale financial assets held by the Group and the Company are carried at fair value with any change in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)
During the current period, the Group acquired minority interests from subsidiaries. The difference between the considerations paid over total amounts of the net assets acquired was recognised in capital reserve.

32	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory surplus reserve	Discretionary surplus reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	54,711	87,000	141,711
Appropriation	3,413	—	3,413
Balance at 30 June 2011	58,124	87,000	145,124

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

	(a)	10% of the net profit is transferred to the statutory surplus reserve; and

	(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

33	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Income from principal operations	1,216,941	924,336	742,257	558,269
Income from other operations	16,331	13,400	15,331	12,420
Total	1,233,272	937,736	757,588	570,689
Operating cost	1,029,875	762,661	601,876	437,872

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 51.

For the six-month period ended 30 June 2011, revenue from sales to top five customers amounted to RMB 101,700 million (2010: RMB 75,800 million) which accounted for 8% (2010: 8%) of total operating income of the Group.

34	SALES TAXES AND SURCHARGES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Consumption tax	62,141	56,467	46,966	43,341
Special oil income levy	18,691	9,935	17,549	9,322
City construction tax	6,389	5,351	4,885	4,399
Education surcharge	4,582	2,910	3,527	2,422
Resources tax	1,167	496	1,144	474
Business tax	315	251	262	204
Total	93,285	75,410	74,333	60,162

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

35	FINANCIAL EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Interest expenses incurred	4,614	4,434	3,864	3,554
Less:Capitalised interest expenses	356	729	312	724
Net interest expenses	4,258	3,705	3,552	2,830
Accretion expenses (Note 29)	329	278	306	257
Interest income	(541)	(162)	(195)	(91)
Foreign exchange loss	207	198	4	92
Foreign exchange gain	(767)	(303)	(186)	(137)
Total	3,486	3,716	3,481	2,951

36	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

37	IMPAIRMENT LOSSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	(118)	6	(118)	100
Inventories	2,667	316	2,184	249
Fixed assets	164	419	132	364
Others	(1)	—	(1)	—
Total	2,712	741	2,197	713

38	LOSS FROM CHANGES IN FAIR VALUE

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Changes in fair value of financial assets and liabilities held for trading during the period	115	322	55	3
Fair value loss on the derivative component of the 2007 Convertible Bonds (Note 28(iii))	190	218	190	218
Total	305	540	245	221

39	INVESTMENT INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Income from investment accounted for under cost method	47	49	7,184	45
Income from investment accounted for under equity method	2,804	1,940	1,809	1,213
Investment income from disposal of long-term equity investments	4	26	—	24
Investment income from disposal of available-for-sale financial assets	—	2	—	1
Investment loss from disposal of financial assets and liabilities held for trading	(70)	(64)	—	—
Gain from ineffective portion of cash flow hedge	—	25		—
Others	37	16	131	64
Total	2,822	1,994	9,124	1,347

40	NON-OPERATING INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Gain on disposal of non-current assets	645	386	627	358
Others	463	280	380	203
Total	1,108	666	1,007	561

41	NON-OPERATING EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Loss on disposal of non-current assets	104	25	37	14
Fines, penalties and compensation	153	13	152	12
Donations	20	32	19	28
Others	313	247	352	265
Total	590	317	560	319

42	INCOME TAX EXPENSE

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Provision for PRC income tax for the period	11,922	9,698	6,792	5,470
Deferred taxation	1,216	3,810	361	1,930
Adjustment for under-provision for income tax in respect of preceding year	405	544	326	482
Total	13,543	14,052	7,479	7,882

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	56,755	53,812	41,611	33,246
Expected income tax expense at a tax rate of 25%	14,189	13,454	10,403	8,312
Tax effect of non-deductible expenses	105	89	61	46
Tax effect of non-taxable income	(928)	(593)	(2,626)	(328)
Tax effect of preferential tax rate (Note)	(791)	(906)	(685)	(630)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(327)	(285)	—	—
Tax effect of tax losses not recognised	94	91	—	—
Adjustment for under-provision for income tax in respect of preceding year	405	544	326	482
Actual income tax expense	13,543	14,052	7,479	7,882

Note:
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

43	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

The Group

	Six-month period ended			Six-month period ended
	30 June 2011			30 June 2010
	Before-tax amount	Tax expense	Net-of-tax amount	Before-tax amount	Tax benefit	Net-of-tax amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges	163	(24)	139	(24)	4	(20)
Available-for-sale financial assets	1	—	1	—	—	—
Share of other comprehensive income of associates	(63)	—	(63)	(481)	—	(481)
Foreign currency translation differences	(234)	—	(234)	(45)	—	(45)
Other comprehensive income	(133)	(24)	(157)	(550)	4	(546)

The Company

	Six-month period ended			Six-month period ended
	30 June 2011			30 June 2010
	Before-tax amount	Tax benefit	Net-of-tax amount	Before-tax amount	Tax benefit	Net-of-tax amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Share of other comprehensive income of associates	(63)	—	(63)	(481)	—	(481)
Other comprehensive income	(63)	—	(63)	(481)	—	(481)

(b)	Reclassification adjustments relating to components of other comprehensive income

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(1,856)	454	—	—
Amounts transferred to initial carrying amount of hedged items	(115)	(133)	—	—
Reclassification adjustments for amounts transferred to the operating costs for the period	2,134	(345)	—	—
Net deferred tax (expense)/benefit recognised in other comprehensive income	(24)	4	—	—
Net movement during the period recognised in other comprehensive income	139	(20)	—	—
Available-for-sale financial assets:
Changes in fair value recognised during the period	1	2	—	1
Gain on disposal transferred to profit and loss (Note 39)	—	(2)	—	(1)
Net movement during the period recognised in other comprehensive income	1	—	—	—
Share of other comprehensive income in associates:
Net movement during the period recognised in other comprehensive income	(63)	(481)	(63)	(481)
Foreign currency translation differences:
Net movement during the period recognised in other comprehensive income	(234)	(45)	—	—

44	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2011, the directors authorised to declare the interim dividends for the year ending 31 December 2011 of RMB 0.10 (2010: RMB 0.08) per share totalling RMB 8,670 million (2010: RMB 6,936 million).

	(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared.

45	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Net profit	43,212	39,760	34,132	25,364
Add: Impairment losses on assets	2,712	741	2,197	713
Depreciation of fixed assets	29,779	28,668	24,230	21,410
Amortisation of intangible assets	731	620	493	446
Dry hole costs	2,342	2,504	2,342	2,504
Net gain on disposal of fixed assets	(541)	(361)	(65)	(344)
Fair value gain	(305)	(540)	(245)	(221)
Financial expenses	3,486	3,716	3,481	2,951
Investment income	(2,822)	(1,994)	(9,124)	(1,347)
Decrease in deferred tax assets	806	1,099	506	427
Increase/(decrease) in deferred tax liabilities	249	2,711	(145)	1,503
Increase in inventories	(54,083)	(21,130)	(36,983)	(11,435)
Increase in operating receivables	(35,150)	(27,569)	(16,429)	(23,375)
Increase in operating payables	40,447	27,620	21,805	14,584
Net cash flow from operating activities	30,863	55,845	26,195	33,180

(b)	Net change in cash and cash equivalents:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the period	189	173	161	120
Less: Cash balance at the beginning of the period	130	140	110	111
Add: Cash equivalents at the end of the period	8,527	15,071	3,795	11,438
Less: Cash equivalents at the beginning of the period	16,878	8,642	11,771	4,589
Net (decrease)/increase of cash and cash equivalents	(8,292)	6,462	(7,925)	6,858

45	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT (Continued)

	(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Cash at bank and on hand
－ Cash on hand	189	173	161	120
－ Demand deposits	8,527	15,071	3,795	11,438
Cash and cash equivalents at the end of the period	8,716	15,244	3,956	11,558

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(a)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Fu Chengyu
Registered capital	:	RMB 182,029 million

Sinopec Group Company is an enterprise controlled by the PRC government. For the six-month period ended 30 June 2011, Sinopec Group Company held 75.84% shares of the Company and there is no change on percentage shareholding during this reporting period.

(b)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited
SINOPEC SABIC Tianjin Petrochemical Company Limited

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group		The Company
		Six-month periods ended 30 June		Six-month periods ended 30 June
		2011	2010	2011	2010
	Note	RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	138,800	105,830	72,135	52,802
Purchases	(ii)	67,839	46,517	26,839	29,553
Transportation and storage	(iii)	640	582	530	490
Exploration and development services	(iv)	13,164	11,198	12,660	10,861
Production related services	(v)	4,743	5,841	3,776	4,792
Ancillary and social services	(vi)	1,927	1,903	1,888	1,851
Operating lease charges	(vii)	3,702	3,680	3,546	3,516
Agency commission income	(viii)	8	44	—	32
Interest received	(ix)	52	49	60	73
Interest paid	(x)	297	547	111	236
Net deposits (withdrawn from) / placed with related parties	(ix)	(7,015)	(1,252)	(6,382)	642
Net loans (repaid to) / obtained from related parties	(xi)	(414)	(8,772)	(4,045)	816

The amounts set out in the table above in respect of the six-month periods ended 30 June 2011 and 2010 represent the relevant costs to the Group and the Company and income from related parties as determined by the corresponding contracts with the related parties.

At 30 June 2011 and 31 December 2010, there were no guarantees given to banks by the Group and the Company in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group and the Company in respect of banking facilities to subsidiaries, associates and jointly controlled entities are disclosed in Note 50(b).

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions. This opinion has been confirmed by independent non-executive directors.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii).	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2011 was RMB 1,588 million (2010: RMB 8,603 million).

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the six-month period ended 30 June 2011, which is based on monthly average balances, was RMB 55,277 million (2010: RMB 64,985 million).

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2011. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			●	the government-prescribed price;

			●	where there is no government-prescribed price, the government guidance price;

			●	where there is neither a government-prescribed price nor a government guidance price, the market price; or

			●	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million (2010: RMB 6,727 million) per annum. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months’ notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of SSI from SOOGL, a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (Note 1).

	(d)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 30 June 2011 and 31 December 2010 are as follows:

	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Cash and cash equivalents	—	—	1,588	8,603
Accounts receivable	—	—	13,499	10,734
Prepayments and other receivables	—	—	3,701	3,390
Accounts payable	—	—	13,581	12,304
Advances from customers	—	—	823	1,064
Other payables	101	29	7,729	8,216
Short-term loans	—	—	17,738	17,918
Long-term loans (including current portion) (Note)	—	—	38,267	38,501
Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the six-month period ended 30 June 2011, and as at and for the year ended 31 December 2010, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(e)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods
	ended 30 June
	2011	2010
	RMB	RMB
	thousands	thousands

Short-term employee benefits	4,638	4,374
Retirement scheme contributions	142	169
	4,780	4,543

47	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

47	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 － Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(e)	Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

48	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2011. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

			Registered	Actual	Percentage	Minority
			capital/	investment	of equity	interests at
			paid-up	at 30 June	interest/voting	30 June
Name of enterprise		Principal activities	capital	2011	right held by	2011
			RMB	RMB	the Group	RMB
			millions	millions	%	millions

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products and equipments	1,400	1,788	100.00	—
	Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	1,700	1,700	100.00	—
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	16,337	12,744	100.00	—
	Fujian Petrochemical Company Limited (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	4,769	2,285	50.00	2,493
	Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	7,200	7,258	55.56	8,518
	Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 104	HKD 243	72.34	1,126
	Sinopec Yizheng Chemical Fibre Company Limited (i)	Production and sale of polyester chips and polyester fibres	4,000	3,509	42.00	5,091
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	3,040	4,585	100.00	—
	Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 5,477	5,370	100.00	—
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	830	498	60.00	452
	BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	800	480	60.00	386
	Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	5,000	4,250	85.00	618
	Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	1,840	1,012	55.00	1,372
	Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	8,000	8,000	100.00	—
	Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	2,200	2,561	100.00	—
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical Company Limited	Manufacturing of petrochemical products	2,400	2,244	93.51	77
	Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	3,986	2,990	75.00	1,161
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	1,595	3,841	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Notes:

(i)	The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

49	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2011 and 31 December 2010, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	10,400	10,555	10,034	10,083
Between one and two years	10,027	9,877	9,787	9,641
Between two and three years	9,902	9,721	9,714	9,459
Between three and four years	9,745	9,634	9,564	9,390
Between four and five years	9,683	9,522	9,503	9,297
After five years	219,744	224,292	214,234	218,335
Total	269,501	273,601	262,836	266,205

Capital commitments
At 30 June 2011 and 31 December 2010, the capital commitments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	138,854	138,980	125,241	125,367
Authorised but not contracted for	69,151	37,450	53,264	35,534
Total	208,005	176,430	178,505	160,901

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred.

Estimated future annual payments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	233	119	233	119
Between one and two years	150	181	150	181
Between two and three years	27	22	27	22
Between three and four years	23	23	23	23
Between four and five years	23	23	23	23
After five years	682	645	682	645
Total	1,138	1,013	1,138	1,013

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

50	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 30 June 2011 and 31 December 2010, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Jointly controlled entities	7,471	7,548	4,885	4,894
Associates	127	152	21	43
Total	7,598	7,700	4,906	4,937

At 30 June 2011, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees mature on 31 December 2015.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2011 and 31 December 2010, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangement.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,851 million for the six-month period ended 30 June 2011 (2010: RMB 1,682 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

51	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

	(v)	Others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

51	SEGMENT REPORTING (Continued)

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other non-current assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities and other non-current liabilities.

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions
Income from principal operations
Exploration and production
External sales	21,667	15,030
Inter-segment sales	84,281	69,500
	105,948	84,530
Refining
External sales	96,314	77,530
Inter-segment sales	496,319	383,925
	592,633	461,455
Marketing and distribution
External sales	649,997	489,432
Inter-segment sales	2,058	1,483
	652,055	490,915
Chemicals
External sales	182,994	134,083
Inter-segment sales	23,315	16,375
	206,309	150,458
Others
External sales	265,969	208,261
Inter-segment sales	306,501	210,767
	572,470	419,028
Elimination of inter-segment sales	(912,474)	(682,050)
Income from principal operations	1,216,941	924,336
Income from other operations
Exploration and production	6,685	5,995
Refining	3,043	2,408
Marketing and distribution	2,947	1,871
Chemicals	3,129	2,599
Others	527	527
Income from other operations	16,331	13,400
Consolidated operating income	1,233,272	937,736
Operating profit/(loss)
By segment
Exploration and production	34,740	27,580
Refining	(13,155)	5,710
Marketing and distribution	19,716	14,162
Chemicals	15,508	8,007
Others	(870)	(747)
Elimination of inter-segment profit	657	(67)
Total segment operating profit	56,596	54,645
Investment income
Exploration and production	128	82
Refining	(191)	(70)
Marketing and distribution	640	333
Chemicals	1,885	1,330
Others	360	319
Total segment investment income	2,822	1,994
Financial expenses	(3,486)	(3,716)
Loss from changes in fair value	305	540
Operating profit	56,237	53,463
Add: Non-operating income	1,108	666
Less: Non-operating expenses	590	317
Profit before taxation	56,755	53,812

51	SEGMENT REPORTING (Continued)

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Assets
Segment assets
Exploration and production	300,350	298,710
Refining	257,526	229,266
Marketing and distribution	211,161	188,588
Chemicals	133,353	126,099
Others	93,824	60,695
Total segment assets	996,214	903,358
Cash at bank and on hand	14,186	18,140
Long-term equity investments	45,706	45,037
Deferred tax assets	14,748	15,578
Other unallocated assets	1,058	3,276
Total assets	1,071,912	985,389
Liabilities
Segment liabilities
Exploration and production	61,715	58,364
Refining	49,412	49,713
Marketing and distribution	65,630	75,200
Chemicals	26,895	33,579
Others	118,768	75,635
Total segment liabilities	322,420	292,491
Short-term loans	35,426	29,298
Short-term debentures payable	5,000	1,000
Non-current liabilities due within one year	33,994	5,530
Long-term loans	58,351	58,895
Debentures payable	105,096	115,180
Deferred tax liabilities	15,266	15,017
Other non-current liabilities	2,619	2,415
Other unallocated liabilities	5,125	12,881
Total liabilities	583,297	532,707

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Capital expenditure for the period
Exploration and production	17,406	16,734
Refining	3,656	4,875
Marketing and distribution	9,523	7,659
Chemicals	2,120	6,543
Others	862	371
	33,567	36,182
Depreciation, depletion and amortisation for the period
Exploration and production	16,399	15,847
Refining	5,733	5,604
Marketing and distribution	3,498	3,106
Chemicals	4,286	4,259
Others	594	472
	30,510	29,288
Impairment losses on long-lived assets for the period
Exploration and production	—	131
Refining	43	115
Marketing and distribution	32	35
Chemicals	89	138
	164	419

52	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, financial assets held for trading, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

● credit risk;

● liquidity risk;

● market risk; and

● equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2011, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 170,500 million (2010: RMB 167,500 million) on an unsecured basis, at a weighted average interest rate of 2.98% (2010: 2.61%). At 30 June 2011, the Group’s outstanding borrowings under these facilities were RMB 16,772 million (2010: RMB 6,622 million) and were included in short-term bank loans.

52	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	At 30 June 2011
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than	More than
	amount	cash flow	demand	years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	35,426	35,488	35,488	—	—	—
Non-current liabilities due within one year	33,994	34,704	34,704	—	—	—
Short-term debentures payable	5,000	5,026	5,026	—	—	—
Long-term loans	58,351	64,875	5,070	9,197	13,951	36,657
Debentures payable	105,096	117,977	2,570	11,047	56,643	47,717
Bills payable	4,301	4,301	4,301	—	—	—
Accounts payable	171,059	171,059	171,059	—	—	—
Other payables and employee benefits payable	66,924	66,924	66,924	—	—	—
Total	480,151	500,354	325,142	20,244	70,594	84,374

	At 31 December 2010
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than	More than
	amount	cash flow	demand	years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	29,298	29,617	29,617	—	—	—
Non-current liabilities due within one year	5,530	5,641	5,641	—	—	—
Short-term debentures payable	1,000	1,016	1,016	—	—	—
Long-term loans	58,895	61,908	1,133	5,685	18,341	36,749
Debentures payable	115,180	133,512	3,222	41,244	60,435	28,611
Bills payable	3,818	3,818	3,818	—	—	—
Accounts payable	132,528	132,528	132,528	—	—	—
Other payables and employee benefits payable	65,390	65,390	65,390	—	—	—
Total	411,639	433,430	242,365	46,929	78,776	65,360

52	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The Company

	At 30 June 2011
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than	More than
	amount	cash flow	demand	years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	434	445	445	—	—	—
Non-current liabilities due within one year	33,786	34,493	34,493	—	—	—
Short-term debentures payable	5,000	5,026	5,026	—	—	—
Long-term loans	57,774	64,022	4,839	9,119	13,437	36,627
Debentures payable	105,096	117,977	2,570	11,047	56,643	47,717
Bills payable	2,816	2,816	2,816	—	—	—
Accounts payable	108,940	108,940	108,940	—	—	—
Other payables and employee benefits payable	84,297	84,297	84,297	—	—	—
Total	398,143	418,016	243,426	20,166	70,080	84,344

	At 31 December 2010
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than	More than
	amount	cash flow	demand	years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	7,229	7,292	7,292	—	—	—
Non-current liabilities due within one year	4,109	4,210	4,210	—	—	—
Long-term loans	58,377	61,358	1,117	5,640	17,898	36,703
Debentures payable	115,180	133,512	3,222	41,244	60,435	28,611
Bills payable	2,670	2,670	2,670	—	—	—
Accounts payable	87,244	87,244	87,244	—	—	—
Other payables and employee benefits payable	83,923	83,923	83,923	—	—	—
Total	358,732	380,209	189,678	46,884	78,333	65,314

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in derivative financial instruments, short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2011	2010	2011	2010
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 850	USD 501	USD 44	USD 48
Japanese Yen	JPY 16,414	JPY 18,313	JPY 16,414	JPY 18,313
Hong Kong Dollars	HKD 12,595	HKD 12,114	HKD 12,595	HKD 12,114

52	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(a) Currency risk (Continued)

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2011 and 31 December 2010 would have increased net profit for the period and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

	The Group
	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

US Dollars	206	124
Japanese Yen	49	56
Hong Kong Dollars	393	400

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 19 and Note 27, respectively.

At 30 June 2011 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period and retained profits by approximately RMB 244 million (2010: RMB 259 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2010.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk. At 30 June 2011, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 30 June 2011, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 1,233 million (2010: RMB 148 million) recognised in other receivables and derivative financial liabilities of RMB 160 million (2010: RMB 907 million) recognised in other payables.

At 30 June 2011, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained profits by approximately RMB 7 million (2010: RMB 229 million), and decrease/increase the Group’s capital reserve by approximately RMB 244 million (2010: RMB 1,066 million). As at 30 June 2011, it is estimated that a general increase/decrease of RMB 1,000 per tonne in chemical products, with all other variable held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 24 million (for the year ended 31 December 2010: RMB 7 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2010.

(d)	Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2011, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 28.

At 30 June 2011, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained profits by approximately RMB 25 million (2010: RMB 218 million) while a decrease of 20% in the Company’s own share price would increase the Group’s profit for the period and retained profits by approximately RMB 11 million (2010: RMB 108 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

52	FINANCIAL INSTRUMENTS (Continued)
Fair values

Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

● Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

● Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2011

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Assets
Financial assets held for trading	—	300	—	300	—	—	—	—
Available-for-sale financial assets:
－ Listed	53	—	—	53	18	—	—	18
－ Unlisted	—	1,200	—	1,200	—	—	—	—
Derivative financial instruments:
－ Derivative financial assets	39	1,314	—	1,353	—	—	—	—
	92	2,814	—	2,906	18	—	—	18
Liabilities
Derivative financial instruments:
－ Derivative components of the 2007 Convertible Bonds	—	142	—	142	—	142	—	142
－ Other derivative financial liabilities	13	449	—	462	—	202	—	202
	13	591	—	604	—	344	—	344

At 31 December 2010

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Assets
Financial assets held for trading	700	1,750	—	2,450	—	—	—	—
Available-for-sale financial assets:
－ Listed	52	—	—	52	18	—	—	18
Derivative financial instruments:
－ Derivative financial assets	113	223	—	336	—	1	—	1
	865	1,973	—	2,838	18	1	—	19
Liabilities
Derivative financial instruments:
－ Derivative components of the 2007 Convertible Bonds	—	340	—	340	—	340	—	340
－ Other derivative financial liabilities	164	1,299	—	1,463	—	259	—	259
	164	1,639	—	1,803	—	599	—	599
During the period there were no transfers between instruments in Level 1 and Level 2.

52	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging from 4.72%% to 6.80% (2010: 3.87% to 6.14%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2011 and 31 December 2010:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Carrying amount	159,174	141,104
Fair value	148,692	139,999

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at 30 June 2011 and 31 December 2010.

53	EXTRAORDINARY GAIN AND LOSS

Pursuant to “Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 － Extraordinary gain and loss” (2008), the extraordinary gains and losses of the Group are as follows:

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Extraordinary (gain)/loss for the period:
Gain on disposal of non-current assets	(541)	(361)
Donations	20	32
Gain on holding and disposal of various investments	(62)	(311)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	—	(2,449)
Other non-operating income and expenses, net	6	(14)
	(577)	(3,103)
Tax effect	144	164
Total	(433)	(2,939)
Attributable to:
Equity shareholders of the Company	(415)	(1,828)
Minority interests	(18)	(1,111)

54	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month periods ended 30 June
	2011	2010

Net profit attributable of equity shareholders of the Company (RMB millions)	40,239	36,776
Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702
Basic earnings per share (RMB/share)	0.464	0.424

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month periods ended
	30 June
	2011	2010

Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month periods ended 30 June
	2011	2010

Net profit attributable to equity shareholders of the Company (diluted) (RMB millions)	40,380	36,736
Weighted average number of outstanding ordinary shares of the Company (diluted) (millions)	89,377	87,790
Diluted earnings per share (RMB/share)	0.452	0.418

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month periods ended 30 June
	2011	2010

The weighted average number of the ordinary shares issued at 30 June (millions)	86,702	86,702
Effect of the 2007 Convertible Bonds (millions)	1,084	1,088
Effect of the 2011 Convertible Bonds (millions)	1,591	—
Weighted average number of the ordinary shares issued at 30 June (diluted) (millions)	89,377	87,790

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(Established in The People’s Republic of China with limited liability)

We have audited the consolidated interim financial statements of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (together the “Group”) set out on pages 99 to 143, which comprise the consolidated balance sheet as at 30 June 2011, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated interim financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and for such internal control as the directors determine is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the consolidated interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2011 and of the Group’s profit and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

26 August 2011

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2011
(Amounts in millions, except per share data)

		Six-month periods
		ended 30 June
	Note	2011	2010
		RMB	RMB

Turnover and other operating revenues
Turnover	3	1,216,941	924,336
Other operating revenues	4	16,331	13,400
		1,233,272	937,736
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,001,431)	(734,277)
Selling, general and administrative expenses	5	(26,281)	(22,907)
Depreciation, depletion and amortisation		(30,510)	(29,288)
Exploration expenses, including dry holes		(5,652)	(5,747)
Personnel expenses	6	(18,094)	(15,037)
Taxes other than income tax	7	(93,285)	(75,410)
Other operating income, net	8	420	234
Total operating expenses		(1,174,833)	(882,432)
Operating profit		58,439	55,304
Finance costs
Interest expense	9	(4,587)	(3,983)
Interest income		541	162
Unrealised gain on embedded derivative component of the 2007 Convertible Bonds	25(c)	190	218
Foreign currency exchange losses		(207)	(198)
Foreign currency exchange gains		767	303
Net finance costs		(3,296)	(3,498)
Investment income		102	93
Share of profits less losses from associates and jointly controlled entities		2,804	1,940
Profit before taxation		58,049	53,839
Tax expense	10	(13,857)	(14,052)
Profit for the period		44,192	39,787
Attributable to:
Equity shareholders of the Company		41,174	36,798
Non-controlling interests		3,018	2,989
Profit for the period		44,192	39,787
Earnings per share:	13
Basic		0.475	0.424
Diluted		0.462	0.419

The notes on pages 106 to 143 form part of these interim financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the period are set out in Note 11.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2011
(Amounts in millions)

	Six-month periods
	ended 30 June
	Note	2011	2010
		RMB	RMB

Profit for the period		44,192	39,787
Other comprehensive income for the period
(after tax and reclassification adjustments)	12
Cash flow hedges		139	(20)
Available-for-sale securities		1	—
Share of other comprehensive income of associates		(63)	(481)
Foreign currency translation differences		(234)	(45)
Total other comprehensive income		(157)	(546)
Total comprehensive income for the period		44,035	39,241
Attributable to:
Equity shareholders of the Company		41,035	36,272
Non-controlling interests		3,000	2,969
Total comprehensive income for the period		44,035	39,241

The notes on pages 106 to 143 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
as at 30 June 2011
(Amounts in millions)

		At 30 June	At 31 December
	Note	2011	2010
		RMB	RMB

Non-current assets
Property, plant and equipment, net	14	531,953	540,700
Construction in progress	15	101,299	89,599
Goodwill	16	8,775	8,298
Interest in associates	17	23,592	22,815
Interest in jointly controlled entities	18	20,368	20,199
Investments	19	2,299	2,075
Deferred tax assets	24	14,088	15,232
Lease prepayments		21,523	20,325
Long-term prepayments and other assets	20	15,824	16,350
Total non-current assets		739,721	735,593
Current assets
Cash and cash equivalents		8,716	17,008
Time deposits with financial institutions		5,470	1,132
Trade accounts receivable, net	21	65,414	43,093
Bills receivable	21	25,113	15,950
Inventories	22	207,962	156,546
Prepaid expenses and other current assets	23	29,971	26,500
Total current assets		342,646	260,229
Current liabilities
Short-term debts	25	56,642	17,019
Loans from Sinopec Group Company and fellow subsidiaries	25	17,778	18,809
Trade accounts payable	26	171,059	132,528
Bills payable	26	4,301	3,818
Accrued expenses and other payables	27	143,719	153,478
Income tax payable		3,242	10,754
Total current liabilities		396,741	336,406
Net current liabilities		(54,095)	(76,177
Total assets less current liabilities		685,626	659,416
Non-current liabilities
Long-term debts	25	125,220	136,465
Loans from Sinopec Group Company and fellow subsidiaries	25	38,227	37,610
Deferred tax liabilities	24	15,266	15,017
Provisions	28	16,339	15,573
Other liabilities		3,998	3,715
Total non-current liabilities		199,050	208,380
		486,576	451,036
Equity
Share capital	29	86,702	86,702
Reserves		366,260	332,902
Total equity attributable to equity shareholders of the Company		452,962	419,604
Non-controlling interests		33,614	31,432
Total equity		486,576	451,036

Approved and authorised for issue by the board of directors on 26 August 2011.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 106 to 143 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2011
(Amounts in millions)

								Total equity
					Dis-			attributable
				Statutory	cretionary			to equity	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	shareholders of	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	the Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2010, as previously reported	86,702	(17,911)	18,072	48,031	67,000	1,488	172,279	375,661	23,192	398,853
Adjustment for the Acquisition of SSI (Note 1)	—	—	—	—	—	3,279	—	3,279	2,684	5,963
Adjustment for changing in accounting policy (Note 1)	—	—	—	—	—	745	(170)	575	115	690
Balance at 1 January 2010, as adjusted	86,702	(17,911)	18,072	48,031	67,000	5,512	172,109	379,515	25,991	405,506
Profit for the period	—	—	—	—	—	—	36,798	36,798	2,989	39,787
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	(20)	—	(20)	—	(20)
Share of other comprehensive income of associates	—	—	—	—	—	(481)	—	(481)	—	(481)
Foreign currency translation differences	—	—	—	—	—	(25)	—	(25)	(20)	(45)
Total other comprehensive income	—	—	—	—	—	(526)	—	(526)	(20)	(546)
Total comprehensive income for the period	—	—	—	—	—	(526)	36,798	36,272	2,969	39,241
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Warrants exercised (Note 29)	—	—	2	—	—	—	—	2	—	2
Expiry of warrants (Note 25(d))	—	(6,879)	6,879	—	—	—	—	—	—	—
Final dividend for 2009 (Note 11)	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Transfer from retained earnings to other reserve	—	—	—	—	—	1,338	(1,338)	—	—	—
Distribution to Sinopec Group Company	—	(18)	—	—	—	—	—	(18)	—	(18)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(332)	(332)
Total contributions by and distributions to owners/Total transactions with owners	—	(6,897)	6,881	—	—	1,338	(10,875)	(9,553)	(332)	(9,885)
Others	—	—	—	—	—	373	—	373	—	373
Balance at 30 June 2010	86,702	(24,808)	24,953	48,031	67,000	6,697	198,032	406,607	28,628	435,235
								Total equity
					Dis-			attributable
				Statutory	cretionary			to equity	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	shareholders of	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	the Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2011, as previously reported	86,702	(33,138)	24,953	54,711	87,000	882	197,937	419,047	31,321	450,368
Adjustment for changing in accounting policy (Note 1)	—	—	—	—	—	753	(196)	557	111	668
Balance at 1 January 2011, as adjusted	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036
Profit for the period	—	—	—	—	—	—	41,174	41,174	3,018	44,192
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	139	—	139	—	139
Available-for-sale securities	—	—	—	—	—	1	—	1	—	1
Share of other comprehensive income of associates	—	—	—	—	—	(63)	—	(63)	—	(63)
Foreign currency translation differences	—	—	—	—	—	(216)	—	(216)	(18)	(234)
Total other comprehensive income	—	—	—	—	—	(139)	—	(139)	(18)	(157)
Total comprehensive income for the period	—	—	—	—	—	(139)	41,174	41,035	3,000	44,035
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Issuance of the 2011 Convertible Bonds (Note 25(e))	—	3,610	—	—	—	—	—	3,610	—	3,610
Final dividend for 2010 (Note 11)	—	—	—	—	—	—	(11,271)	(11,271)	—	(11,271)
Appropriation (Note (a))	—	—	—	3,413	—	—	(3,413)	—	—	—
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(814)	(814)
Total contributions by and distributions to owners	—	3,610	—	3,413	—	—	(14,684)	(7,661)	(814)	(8,475)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(16)	—	—	—	—	—	(16)	(4)	(20)
Total transactions with owners	—	3,594	—	3,413	—	—	(14,684)	(7,677)	(818)	(8,495)
Others (Note (f))	—	—	—	—	—	1,215	(1,215)	—	—	—
Balance at 30 June 2011	86,702	(29,544)	24,953	58,124	87,000	2,711	223,016	452,962	33,614	486,576

The notes on pages 106 to 143 form part of these interim financial statements.

Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the six-month period ended 30 June 2011, the Company transferred RMB 3,413 million (2010: RMB nil), being 10% of the current period’s net profit determined in accordance with the PRC accounting policies complying with “Interpretation of Accounting Standards for Business Enterprises (“ASBE”)?, to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”). At 30 June 2011, the amount of retained earnings available for distribution was RMB 131,947 million (2010: RMB 112,768 million), being the amount determined in accordance with the accounting policies complying with IFRS. Interim dividend for the six-month period ended 30 June 2011 of RMB 8,670 million (2010: RMB 6,936 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation, (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests and (iii) the equity component of the 2011 Convertible Bonds (Note 25(e)).

(e)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(f)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and nature gas. During the six-month period ended 30 June 2011, the Group transferred RMB1,215 million from retained earnings to other reserves for the safety production fund.

The notes on pages 106 to 143 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2011
(Amounts in millions)

		Six-month periods ended 30 June

	Note	2011	2010
		RMB	RMB

Net cash generated from operating activities	(a)	30,570	55,563
Investing activities
Capital expenditure		(48,884)	(46,255)
Exploratory wells expenditure		(4,605)	(3,083)
Purchase of investments, investments in associates and investments in jointly controlled entities		(2,692)	(4,300)
Proceeds from disposal of investments and investments in associates		2,482	733
Proceeds from disposal of property, plant and equipment		168	13,077
Purchase of time deposits with financial institutions		(5,045)	(1,603)
Proceeds from maturity of time deposits with financial institutions		707	1,356
Interest received		541	162
Investment and dividend income received		1,997	874
Payment for derivative financial instruments		(3,028)	(1,611)
Proceeds from derivative financial instruments		3,329	1,140
Net cash used in investing activities		(55,030)	(39,510)
Financing activities
Proceeds from bank and other loans		277,196	411,657
Proceeds of issuance of 2011 Convertible Bonds, net of issuing expenses		22,889	—
Proceeds of issuance of corporate bonds		5,000	21,000
Contribution from shareholders		—	2
Repayments of corporate bonds		(1,036)	(1,000)
Repayments of bank and other loans		(272,658)	(427,944)
Distributions by subsidiaries to non-controlling interests		(420)	(379
Contributions to subsidiaries from non-controlling interests		22	47
Dividend paid		(10,998)	(9,627)
Interest paid		(3,850)	(3,313)
Acquisitions of non-controlling interests of subsidiaries		(15)	—
Net cash generated from/(used in) financing activities		16,130	(9,557)
Net (decrease)/increase in cash and cash equivalents		(8,330)	6,496
Cash and cash equivalents at 1 January		17,008	8,782
Effect of foreign currency exchange rate changes		38	(34)
Cash and cash equivalents at 30 June		8,716	15,244

The notes on pages 106 to 143 form part of these interim financial statements.

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Six-month periods
	ended 30 June
	2011	2010
	RMB	RMB

Operating activities
Profit before taxation	58,049	53,839
Adjustments for:
Depreciation, depletion and amortisation	30,510	29,288
Dry hole costs	2,342	2,504
Share of profits less losses from associates and jointly controlled entities	(2,804)	(1,940)
Investment income	(102)	(93)
Interest income	(541)	(162)
Interest expense	4,587	3,983
Unrealised gain on foreign currency exchange rate changes and derivative financial instruments	(740)	(70)
Gain on disposal of property, plant and equipment, net	(541)	(361)
Impairment losses on long-lived assets	164	419
Unrealised gain on embedded derivative component of the 2007 Convertible Bonds	(190)	(218)
	90,734	87,189
Increase in trade accounts receivable	(22,321)	(17,206)
Increase in bills receivable	(9,163)	(7,607)
Increase in inventories	(51,416)	(20,814)
Increase in prepaid expenses and other current assets	(2,184)	(487)
Increase in lease prepayments	(1,198)	(772)
(Increase)/decrease in long-term prepayments and other assets	(68)	808
Increase in trade accounts payable	38,531	14,028
Increase/(decrease) in bills payable	483	(1,264)
Increase in accrued expenses and other payables	7,061	11,257
Increase in other liabilities	111	966
	50,570	66,098
Income tax paid	(20,000)	(10,535)
Net cash generated from operating activities	30,570	55,563

The notes on pages 106 to 143 form part of these interim financial statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2011

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals.

Basis of preparation

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (hereinafter referred to as the “Acquisition of SSI”).

As the Group and SSI are under the common control of Sinopec Group Company, the Acquisition of SSI has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operation and the assets and liabilities of SSI on a combined basis. The difference between the total considerations paid over the amount of the net assets of SSI was RMB 8,310 million, which was accounted for as an equity transaction.

The accompanying interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The IASB has issued a number of amendments to International IFRS and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following development is relevant to the Group’s financial statements:

● IAS 24 (revised 2009), Related party disclosures
● Improvements to IFRS (2010)

IAS 24 (revised 2009) “Related party disclosures” simplifies the definition of “related party” and removes inconsistencies, which emphasises a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The amendments to IAS 24 have had no material impact on the Group’s interim financial statements.

In the Improvements to IFRS (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First time adoption of IFRS, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRS. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRS were for the three years ended 31 December 1999 and for the six-month period ended 30 June 2000, with the start of the earliest comparative period being 1 January 1997. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises and other relevant rules and regulations (collectively “PRC GAAP”) included leasehold land use rights at deemed cost based on the valuation performed by independent valuers as at 30 September 1999. As these valuations were performed as of a date later than the date of transition to IFRS, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements and instead adopted the IFRS policy that leasehold land use rights were measured at historical cost and, therefore, the related revaluation gains arising from the revaluation in 1999 as mentioned above were not recognised. The Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRS and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as at 30 September 1999, with consequential adjustments for amortisation charged in subsequent periods.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

The results of operation and financial condition previously reported by the Group for the six-month period ended 30 June 2010 and as at 31 December 2010 have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis and the adoption of Improvements to IFRS (2010) as set out below.

	The Group,		Adoption of
	as previously		Improvements		The Group,
	reported	SSI	to IFRS (2010)	Elimination*	as restated
	RMB millions	RMB millions	RMB millions	RMB millions	RMB Millions

Results of operation for the six-month period ended 30 June 2010:

Operating revenue	936,523	9,047	—	(7,834)	937,736
Profit attributable to the equity shareholders of the Company	35,460	1,347	(9)	—	36,798
Basic earnings per share (RMB)	0.409	—	—	—	0.424
Diluted earnings per share (RMB)	0.403	—	—	—	0.419
*	SSI sold its crude oil to the Group. The transactions between SSI and the Group have been eliminated on combination.

	The Group,	Adoption of
	as previously	Improvements	The Group,
	reported	to IFRS (2010)	as restated
	RMB millions	RMB millions	RMB millions

Financial condition as at 31 December 2010:
Goodwill	8,207	91	8,298
Deferred tax assets	15,516	(284)	15,232
Lease prepayment	19,464	861	20,325
Total non-current assets	734,925	668	735,593
Total equity	450,368	668	451,036

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 37).

The accompanying interim financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and the major sources of estimation uncertainty are disclosed in Note 36.

2	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

(i) Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Company.

The particulars of the Group’s principal subsidiaries are set out in Note 34.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Basis of consolidation (Continued)

(ii) Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the period are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment and others	4 to 18 years
Oil depots, storage tanks and service stations	8 to 25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)).The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

	(k)	Investments

Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii) Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

(ii) Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments, investments in associates and jointly controlled entities and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(q)	Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,678 million for the six-month period ended 30 June 2011 (2010: RMB 1,583 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 32.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Sale of materials, service and others	16,129	13,238
Rental income	202	162
	16,331	13,400

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Operating lease charges	5,751	5,134
Impairment losses:
－ trade accounts receivable	3	15
－ other receivables	14	191

6	PERSONNEL EXPENSES

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Salaries, wages and other benefits	15,456	12,773
Contributions to retirement schemes (Note 32)	2,638	2,264
	18,094	15,037

7	TAXES OTHER THAN INCOME TAX

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Consumption tax (i)	62,141	56,467
Special oil income levy (ii)	18,691	9,935
City construction tax (iii)	6,389	5,351
Education surcharge	4,582	2,910
Resources tax	1,167	496
Business tax	315	251
	93,285	75,410

Notes:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING INCOME/(EXPENSES), NET

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Impairment losses on long-lived assets (i)	(164)	(419)
Fines, penalties and compensations	(153)	(13)
Donations	(20)	(32)
Gain on disposal of property, plant and equipment, net	541	361
Net realised and unrealised gains on derivative financial instruments not qualified as hedging	38	258
Ineffective portion of change in fair value of cash flow hedges	(8)	25
Others	186	54
	420	234

Note:

(i)
Impairment losses recognised on property, plant and equipment of the exploration and production (“E&P”) segment were RMB 131 million for the six-month period ended 30 June 2010. These impairment losses related to certain buildings and oil and gas properties that cease to use.

Impairment losses recognised on property, plant and equipment of the refining and chemicals segments were RMB 43 million and RMB 89 million for the six-month period ended 30 June 2011 (2010: RMB 115 million and RMB 138 million), respectively. These impairment losses relate to certain refining and chemicals production facilities that were closed. The carrying values of these facilities were written down to their recoverable amounts.

Impairment losses recognised on property, plant and equipment of the marketing and distribution segment were RMB 32 million for the six-month period ended 30 June 2011 (2010: RMB 35 million). These impairment losses primarily relate to certain service stations that were closed or abandoned during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

9	INTEREST EXPENSE

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Interest expense incurred	4,614	4,434
Less: Interest expense capitalised*	(356)	(729)
	4,258	3,705
Accretion expenses (Note 28)	329	278
Interest expense	4,587	3,983
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.1% to 6.7%	3.0% to 6.5%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Current tax
－ Provision for the period	11,922	9,698
－ Under-provision in prior years	405	544
Deferred taxation (Note 24)	1,530	3,810
	13,857	14,052

10	TAX EXPENSE (Continued)

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Profit before taxation	58,049	53,839
Expected PRC income tax expense at a statutory tax rate of 25%	14,512	13,460
Tax effect of preferential tax rate (i)	(791)	(906)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (i)	796	1,658
Tax effect of non-deductible expenses	105	89
Tax effect of non-taxable income	(937)	(599)
Tax effect of previously unrecognised tax losses and temporary differences	(327)	(285)
Tax effect of tax losses not recognised	94	91
Under-provision in prior years	405	544
Actual income tax expense	13,857	14,052

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Interim dividends declared after the balance sheet date of RMB 0.10 per share (2010: RMB 0.08 per share)	8,670	6,936

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2011, the directors authorised to declare the interim dividends for the year ending 31 December 2011 of RMB 0.10 (2010: RMB 0.08) per share totalling RMB 8,670 million (2010: RMB 6,936 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid during the period of RMB 0.13 per share (2010: RMB 0.11 per share)	11,271	9,537

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared.

12	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

	Six-month period			Six-month period ended
	ended 30 June 2011			30 June 2010
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	expense	amount	amount	benefit	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges	163	(24)	139	(24)	4	(20)
Available-for-sale securities	1	—	1	—	—	—
Share of other comprehensive income of associates	(63)	—	(63)	(481)	—	(481)
Foreign currency translation differences	(234)	—	(234)	(45)	—	(45)
Other comprehensive income	(133)	(24)	(157)	(550)	4	(546)

(b)	Reclassification adjustments relating to components of other comprehensive income

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(1,856)	454
Amounts transferred to initial carrying amount of hedged items	(115)	(133)
Reclassification adjustments for amounts transferred to the consolidated income statement	2,134	(345)
Net deferred tax (expense)/benefit recognised in other comprehensive income	(24)	4
Net movement during the period recognised in other comprehensive income	139	(20)
Available-for-sale securities:
Changes in fair value recognised during the period	1	2
Gain on disposal transferred to the consolidated income statement	—	(2)
Net movement during the period recognised in other comprehensive income	1	—
Share of other comprehensive income of associates:
Net movement during the period recognised in other comprehensive income	(63)	(481)
Foreign currency translation differences:
Net movement during the period recognised in other comprehensive income	(234)	(45)

13	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 41,174 million (2010: RMB 36,798 million) and the weighted average number of shares of 86,702,527,774 (2010: 86,702,497,689) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 41,315 million (2010: RMB 36,758 million) and the weighted average number of shares of 89,377,634,787 (2010: 87,789,858,284) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	41,174	36,798
After tax effect of interest expense (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	283	123
After tax effect of unrealised gain on embedded derivative component of the 2007 Convertible Bonds	(142)	(163)
Profit attributable to ordinary equity shareholders of the Company (diluted)	41,315	36,758

(ii)	Weighted average number of shares (diluted)

	Six-month periods
	ended 30 June
	2011	2010
	Number of	Number of
	shares	shares

Weighted average number of shares at 30 June	86,702,527,774	86,702,497,689
Effect of conversion of the 2007 Convertible Bonds	1,083,780,669	1,087,360,595
Effect of conversion of the 2011 Convertible Bonds	1,591,326,344	—
Weighted average number of shares (diluted) at 30 June	89,377,634,787	87,789,858,284

14	PROPERTY, PLANT AND EQUIPMENT

By segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	428,695	203,215	116,080	194,956	11,308	954,254
Additions (i)	812	47	373	2	54	1,288
Transferred from construction in progress	16,438	3,536	2,545	17,277	612	40,408
Reclassification	228	44	33	(77)	(228)	—
Contributed to a jointly controlled entity	—	—	—	(286)	—	(286)
Exchange adjustments	(120)	—	(29)	—	(11)	(160)
Reclassification to lease prepayments and other assets	—	(171)	(191)	—	(48)	(410)
Disposals	(7)	(198)	(424)	(260)	(60)	(949)
Balance at 30 June 2010	446,046	206,473	118,387	211,612	11,627	994,145
Balance at 1 January 2011	499,802	212,385	127,123	214,946	13,555	1,067,811
Additions (i)	475	27	991	116	118	1,727
Transferred from construction in progress	11,088	3,492	4,111	582	992	20,265
Reclassification	36	2,505	141	(2,408)	(274)	—
Exchange adjustments	(644)	—	(73)	—	(8)	(725)
Reclassification to lease prepayments and other assets	—	(5)	(228)	(5)	—	(238)
Disposals	(140)	(531)	(427)	(1,737)	(68)	(2,903)
Balance at 30 June 2011	510,617	217,873	131,638	211,494	14,315	1,085,937

Accumulated depreciation:
Balance at 1 January 2010	206,133	94,419	34,480	130,540	3,867	469,439
Depreciation charge for the period	15,787	5,521	2,845	4,103	412	28,668
Impairment losses for the period (Note 8 (i))	131	115	35	138	—	419
Reclassification	5	(28)	17	11	(5)	—
Exchange adjustments	(40)	—	(12)	—	—	(52)
Reclassification to lease prepayments and other assets	—	(29)	(44)	—	—	(73)
Written back on disposals	(7)	(191)	(320)	(248)	(58)	(824)
Balance at 30 June 2010	222,009	99,807	37,001	134,544	4,216	497,577
Balance at 1 January 2011	239,032	104,511	39,444	139,332	4,792	527,111
Depreciation charge for the period	16,323	5,664	3,161	4,092	539	29,779
Impairment losses for the period (Note 8 (i))	—	43	32	89	—	164
Reclassification	(3)	2,507	29	(2,497)	(36)	—
Exchange adjustments	(246)	—	(28)	—	—	(274
Reclassification to lease prepayments and other assets	—	—	(17)	—	—	(17)
Written back on disposals	(136)	(518)	(382)	(1,676)	(67)	(2,779)
Balance at 30 June 2011	254,970	112,207	42,239	139,340	5,228	553,984

Net book value:
Balance at 1 January 2010	222,562	108,796	81,600	64,416	7,441	484,815
Balance at 30 June 2010	224,037	106,666	81,386	77,068	7,411	496,568
Balance at 1 January 2011	260,770	107,874	87,679	75,614	8,763	540,700
Balance at 30 June 2011	255,647	105,666	89,399	72,154	9,087	531,953

14	PROPERTY, PLANT AND EQUIPMENT (Continued)

By asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	61,142	360,518	136,706	395,888	954,254
Additions (i)	47	803	34	404	1,288
Transferred from construction in progress	1,326	16,163	3,157	19,762	40,408
Reclassification	651	(9)	384	(1,026)	—
Contributed to a jointly controlled entity	(286)	—	—	—	(286)
Exchange adjustments	(12)	(120)	(21)	(7)	(160)
Reclassification to lease prepayments and other assets	(244)	—	(136)	(30)	(410)
Disposals	(87)	—	(219)	(643)	(949)
Balance at 30 June 2010	62,537	377,355	139,905	414,348	994,145
Balance at 1 January 2011	66,253	421,600	153,857	426,101	1,067,811
Additions (i)	77	446	935	269	1,727
Transferred from construction in progress	355	10,702	3,606	5,602	20,265
Reclassification	476	15	33	(524)	—
Exchange adjustments	(34)	(644)	(18)	(29)	(725)
Reclassification to lease prepayments and other assets	(9)	—	(220)	(9)	(238)
Disposals	(66)	—	(320)	(2,517)	(2,903)
Balance at 30 June 2011	67,052	432,119	157,873	428,893	1,085,937

Accumulated depreciation:
Balance at 1 January 2010	30,192	174,797	34,206	230,244	469,439
Depreciation charge for the period	1,187	14,220	3,326	9,935	28,668
Impairment losses for the period	19	59	39	302	419
Reclassification	132	(2)	57	(187)	—
Exchange adjustments	(4)	(40)	(8)	—	(52)
Reclassification to lease prepayments and other assets	(29)	—	(37)	(7)	(73)
Written back on disposals	(72)	—	(165)	(587)	(824)
Balance at 30 June 2010	31,425	189,034	37,418	239,700	497,577
Balance at 1 January 2011	33,044	204,555	40,501	249,011	527,111
Depreciation charge for the period	1,241	14,462	3,719	10,357	29,779
Impairment losses for the period	22	—	25	117	164
Reclassification	101	14	2	(117)	—
Exchange adjustments	(10)	(246)	(7)	(11)	(274)
Reclassification to lease prepayments and other assets	(1)	—	(16)	—	(17)
Written back on disposals	(57)	—	(282)	(2,440)	(2,779)
Balance at 30 June 2011	34,340	218,785	43,942	256,917	553,984

Net book value:
Balance at 1 January 2010	30,950	185,721	102,500	165,644	484,815
Balance at 30 June 2010	31,112	188,321	102,487	174,648	496,568
Balance at 1 January 2011	33,209	217,045	113,356	177,090	540,700
Balance at 30 June 2011	32,712	213,334	113,931	171,976	531,953

Note:

(i)
The additions to the exploration and production segment and oil and gas properties for the six-month period ended 30 June 2011 included RMB 446 million (2010: RMB 803 million) of the estimated dismantlement costs for site restoration (Note 28).

15	CONSTRUCTION IN PROGRESS

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2010	46,886	13,637	17,332	38,589	3,931	120,375
Additions	19,229	4,776	7,278	6,579	317	38,179
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Dry hole costs written off	(2,504)	—	—	—	—	(2,504)
Transferred to property, plant and equipment	(16,438)	(3,536)	(2,545)	(17,277)	(612)	(40,408)
Reclassification to lease prepayments and other assets	(18)	(79)	(593)	(1,167)	(336)	(2,193)
Exchange adjustment	(26)	—	—	—	—	(26)
Balance at 30 June 2010	47,129	14,798	21,472	9,265	3,300	95,964
Balance at 1 January 2011	30,374	20,675	27,312	8,985	2,253	89,599
Additions	19,722	3,657	8,482	3,100	857	35,818
Dry hole costs written off	(2,342)	—	—	—	—	(2,342)
Transferred to property, plant and equipment	(11,088)	(3,492)	(4,111)	(582)	(992)	(20,265)
Reclassification to lease prepayments and other assets	(20)	(43)	(1,417)	(16)	—	(1,496)
Exchange adjustment	(15)	—	—	—	—	(15)
Balance at 30 June 2011	36,631	20,797	30,266	11,487	2,118	101,299

As at 30 June 2011, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 9,325 million (2010: RMB 10,652 million). The geological and geophysical costs paid during the six-month period ended 30 June 2011 were RMB 2,410 million (2010: RMB 2,122 million).

16	GOODWILL

	2011	2010
	RMB millions	RMB millions

Cost:
Balance at 1 January	15,955	15,554
Additions	497	135
Exchange adjustment	(20)	(8)
Balance at 30 June	16,432	15,681
Accumulated impairment losses:
Balance at 1 January and 30 June	(7,657)	(1,391)
Net book value:
Balance at 1 January	8,298	14,163
Balance at 30 June	8,775	14,290

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Hong Kong service stations	875	895
Multiple units without individual significant goodwill	2,700	2,203
	8,775	8,298

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and forecast on market supply and demand for the second to the fifth year based on market research performed by an external research institution. Cash flows beyond the five-year period are maintained constant. The pre-tax discount rates primarily ranging from 15.1% to 16.7% (2010: 15.2% to 16.8%).

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period, and the forecast on market supply and demand based on market research performed by an external research institution. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

17	INTEREST IN ASSOCIATES

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Share of net assets	23,592	22,815

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments are individually and in the aggregate not material to the Group’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

				Percentage
			Percentage	of equity
	Form of		of equity	held by the
	business	Particulars of issued	held by the	Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
			%	%

Sinopec Finance Company Limited	Incorporated	Registered capital RMB 8,000,000,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 4,492,660,400	38.75	—	Manufacturing of coal-chemical products
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

18	INTEREST IN JOINTLY CONTROLLED ENTITIES

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Share of net assets	20,368	20,199

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

				Percentage
			Percentage	of equity
	Form of		of equity	held by the
	business	Particulars of issued	held by the	Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
			%	%

Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 13,633,770,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806,000,000	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company Limited	Incorporated	Registered capital RMB 6,120,000,000	50.00	—	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Results of operation:
Operating revenue	35,005	28,123
Expenses	(33,658)	(27,109)
Net profit	1,347	1,014

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Financial condition:
Current assets	16,635	15,677
Non-current assets	38,062	39,274
Current liabilities	(10,682)	(11,239)
Non-current liabilities	(23,647)	(23,513)
Net assets	20,368	20,199

18	INTEREST IN JOINTLY CONTROLLED ENTITIES (Continued)

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Cash flows:
Net cash (used in)/generated from operating activities	(1,104))	1,444
Net cash used in investing activities	(1,333))	(8,644)
Net cash generated from financing activities	2,508	7,666
Net increase in cash and cash equivalents	71	466

19	INVESTMENTS

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Available-for-sale financial assets
－Equity securities, listed and at quoted market price	53	52
－Investment in other available-for-sale securities	500	—
Investments in equity securities, unlisted and at cost	1,926	2,207
	2,479	2,259
Less: Impairment losses for investments	(180)	(184)
	2,299	2,075

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

20	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

21	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Amounts due from third parties	53,192	33,681
Amounts due from Sinopec Group Company and fellow subsidiaries	6,331	1,848
Amounts due from associates and jointly controlled entities	7,168	8,886
	66,691	44,415
Less: Impairment losses for bad and doubtful debts	(1,277)	(1,322)
Trade accounts receivable, net	65,414	43,093
Bills receivable	25,113	15,950
	90,527	59,043

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Within one year	90,434	58,987
Between one and two years	62	36
Between two and three years	23	11
Over three years	8	9
	90,527	59,043

Impairment losses for bad and doubtful debts are analysed as follows:

	2011	2010
	RMB millions	RMB millions

Balance at 1 January	1,322	1,921
Impairment losses recognised for the period	3	15
Reversal of impairment losses	(25)	(26)
Written off	(23)	(3)
Balance at 30 June	1,277	1,907

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

22	INVENTORIES

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Crude oil and other raw materials	119,529	84,428
Work in progress	14,352	13,089
Finished goods	73,278	55,945
Spare parts and consumables	4,099	4,175
	211,258	157,637
Less: Allowance for diminution in value of inventories	(3,296)	(1,091)
	207,962	156,546

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,023,633 million for the six-month period ended 30 June 2011 (2010: RMB 762,180 million), which includes the write-down of inventories of RMB 2,714 million (2010: RMB 347 million) that primarily related to the refining and chemicals segments, and the reversal of write-down of inventories made in prior years of RMB 509 million (2010: RMB 289 million), that mainly was due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

23	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Advances to third parties	1,055	937
Amounts due from Sinopec Group Company and fellow subsidiaries	2,342	930
Amounts due from associates and jointly controlled entities	1,359	2,460
Other receivables	830	858
Loans and receivables	5,586	5,185
Purchase deposits and other assets	4,942	4,469
Prepayments in connection with construction work and equipment purchases	3,356	988
Prepaid value-added tax and customs duty	13,734	13,072
Financial assets held for trading	300	2,450
Available-for-sale financial assets	700	—
Derivative financial instruments － hedging	1,233	148
Derivative financial instruments － non-hedging	120	188
	29,971	26,500

24	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December
	2011	2010	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,701	3,507	—	—	3,701	3,507
Accruals	1,604	1,588	—	—	1,604	1,588
Cash flow hedges	7	31	—	—	7	31
Non-current
Property, plant and equipment	6,940	7,961	(765)	(794)	6,175	7,167
Accelerated depreciation	—	—	(14,372)	(14,142)	(14,372)	(14,142)
Tax value of losses carried forward	1,799	2,116	—	—	1,799	2,116
Embedded derivative component of the 2007 Convertible Bonds	—	—	(112)	(64)	(112)	(64)
Others	37	29	(17)	(17)	20	12
Deferred tax assets/(liabilities)	14,088	15,232	(15,266)	(15,017)	(1,178)	215

As at 30 June 2011, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 4,116 million (2010: RMB 4,215 million), of which RMB 376 million (2010: 364 million) was incurred for the six-month period ended 30 June 2011, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 60 million, RMB 377 million, RMB 2,574 million, RMB 362 million, RMB 367 million and RMB 376 million will expire in 2011, 2012, 2013, 2014, 2015 and 2016, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

24	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2010	statement	income	2010
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Current
Receivables and inventories	3,207	320	—	3,527
Accruals	815	(163)	—	652
Cash flow hedges	(11)	—	4	(7)
Non-current
Property, plant and equipment	4,423	(174)	—	4,249
Accelerated depreciation	(8,410)	(2,642)	—	(11,052)
Tax value of losses carried forward	3,954	(1,099)	—	2,855
Embedded derivative component of the 2007 Convertible Bonds	(96)	(55)	—	(151)
Others	94	3	—	97
Net deferred tax assets	3,976	(3,810)	4	170

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2011	statement	income	2011
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Current
Receivables and inventories	3,507	194	—	3,701
Accruals	1,588	16	—	1,604
Cash flow hedges	31	—	(24)	7
Non-current
Property, plant and equipment	7,167	(992)	—	6,175
Accelerated depreciation	(14,142)	(391)	161	(14,372)
Tax value of losses carried forward	2,116	(317)	—	1,799
Embedded derivative component of the 2007 Convertible Bonds	(64)	(48)	—	(112)
Others	12	8	—	20
Net deferred tax assets/(liabilities)	215	(1,530)	137	(1,178)

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Third parties’ debts
Short-term bank loans	17,688	11,380
Current portion of long-term bank loans	3,869	4,554
Current portion of long-term corporate bonds	30,000	—
Current portion of long-term other loans	85	85
	33,954	4,639
Corporate bonds (Note (a))	5,000	1,000
	56,642	17,019
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	17,738	17,918
Current portion of long-term loans	40	891
	17,778	18,809
	74,420	35,828

The Group’s weighted average interest rate on short-term loans was 1.4% (2010: 2.7%) at 30 June 2011.

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		At 30 June	At 31 December
	Interest rate and final maturity	2011	2010
		RMB millions	RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 5.64% per annum at 30 June 2011 with maturities through 2025	22,071	23,161
Japanese Yen denominated	Interest rates ranging from 2.6% to 2.94% per annum at 30 June 2011 with maturities through 2024	1,317	1,488
US Dollar denominated	Interest rates ranging from interest free to 1.55% per annum at 30 June 2011 with maturities through 2031	453	972
Euro denominated	Fixed interest rate at 6.56% per annum at 31 December 2010	—	27
		23,841	25,648
Long-term other loans
Renminbi denominated	Interest free per annum at 30 June 2011 with maturities through 2011	222	250
US Dollar denominated	Interest rate at 4.89% per annum at 30 June 2011 with maturities through 2015	15	26
		237	276
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum at 30 June2011 with maturity in February 2014 (Note(b))	3,449	3,500
	Fixed interest rate at 4.20% per annum at 30 June2011 with maturity in May 2017 (Note(b))	5,000	5,000
	Fixed interest rate at 5.40% per annum at 30 June2011 with maturity in November 2012 (Note(b))	8,500	8,500
	Fixed interest rate at 5.68% per annum at 30 June2011 with maturity in November 2017 (Note(b))	11,500	11,500
	Fixed interest rate at 2.25% per annum at 30 June2011 with maturity in March 2012 (Note(b))	10,000	10,000
	Fixed interest rate at 2.48% per annum at 30 June 2011 with maturity in June 2012 (Note(b))	20,000	20,000
	Fixed interest rate at 3.75% per annum at 30 June 2011 with maturity in May 2015 (Note(b))	11,000	11,000
	Fixed interest rate at 4.05% per annum at 30 June 2011 with maturity in May 2020 (Note(b))	9,000	9,000
		78,449	78,500
Convertible bonds
Hong Kong Dollar denominated	Zero coupon convertible bonds with maturity in April 2014 (Note(c))	10,474	10,667
Renminbi denominated	Bonds with Warrants with fixed interest rate at 0.8% per annum and maturity in February 2014 (Note(d))	26,589	26,013
	Convertible bonds with interest rate at 0.5% per annum at 30 June 2011 and maturity in February 2017 (Note(e))	19,584	—
		56,647	36,680
Total third parties’ long-term debts		159,174	141,104
Less: Current portion		(33,954)	(4,639)
		125,220	136,465
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 6.4% per annum at 30 June 2011 with maturities through 2020	38,267	37,760
US Dollar denominated	Fixed interest rates at 0.92% per annum at 31 December 2010	—	741
Less: Current portion		(40)	(891)
		38,227	37,610
		163,447	174,075

Short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries, other than the 2007 Convertible Bonds (Note (c)), are primarily unsecured and carried at amortised cost.

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Notes:

(a)
A subsidiary of the Company issued one-year corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum. The subsidiary redeemed the corporate bonds in June 2011.

The Company issued 180-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 17 February 2011 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 3.90% per annum. The corporate bonds mature in August 2011.

	(b)	These corporate bonds are guaranteed by Sinopec Group Company.

(c)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD11.7 billion (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion component”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the six-month period ended 30 June 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

As at 30 June 2011, the carrying amounts of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,332 million (2010: RMB 10,326 million) and RMB 142 million (2010: RMB 340 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 30 June 2011.

As at 30 June 2011 and 31 December 2010, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2011	2010

Stock price of underlying shares	HKD 7.83	HKD 7.44
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	150 basis points	125 basis points
Average risk free rate	0.79%	1.46%
Average expected life	1.3 years	1.8 years

Any change in the major inputs into the Black-Sholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the conversion option from 31 December 2010 to 30 June 2011 resulted in an unrealised gain of RMB 190 million (2010: RMB 218 million), which has been recorded in the “finance costs” section of the consolidated income statement for the six-month period ended 30 June 2011.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2007 Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company. The warrants were exercisable during the five trading days between 25 February and 3 March 2010.

During the year ended 31 December 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share (Note 29) and the remaining warrants were expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

(e)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum payable annually for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial exercise price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company. Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year.

As at 30 June 2011, the exercise price of the 2011 Convertible Bonds was adjusted to RMB 9.60 per share as a result of the final dividend in respect of the year ended 31 December 2010 declared during the six-month period ended 30 June 2011.

The initial recognition of the liability component of the 2011 Convertible Bonds is measured as the present value of the future interest and principal payments, discounted at the market interest rate. Interest expense is calculated using the effective interest method by applying the market interest rate of 5.10% to the liability component. The excess of proceeds from the issuance of the 2011 Convertible Bonds, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve. Should the equity component not be separated out and the entire 2011 Convertible Bonds are considered as the liability component, the effective interest rate would have been 2.07%. The initial carrying amounts of liability and equity components of the 2011 Convertible Bonds were RMB 19,279 million and RMB 3,610 million upon issuance, respectively.

26	TRADE ACCOUNTS AND BILLS PAYABLES

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Amounts due to third parties	157,478	120,224
Amounts due to Sinopec Group Company and fellow subsidiaries	9,418	6,613
Amounts due to associates and jointly controlled entities	4,163	5,691
	171,059	132,528
Bills payable	4,301	3,818
Trade account and bills payables measured at amortised cost	175,360	136,346

The maturities of trade accounts and bills payables are as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Due within 1 month or on demand	140,432	97,358
Due after 1 month but within 6 months	34,734	38,864
Due after 6 months	194	124
	175,360	136,346

27	ACCRUED EXPENSES AND OTHER PAYABLES

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Accrued expenditures	45,842	44,113
Advances from third parties	3,819	3,336
Amounts due to Sinopec Group Company and fellow subsidiaries	8,653	9,309
Others	8,148	7,169
Financial liabilities carried at amortised costs	66,462	63,927
Taxes other than income tax	29,441	31,827
Receipts in advance	44,154	56,261
Provision for onerous contracts for purchases of crude oil (Note)	3,200	—
Derivative financial instruments － hedging	160	907
Derivative financial instruments － non-hedging	302	556
	143,719	153,478

Note:
As at 30 June 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in the six-month period ending 31 December 2011. Due to the high purchase costs of crude oil, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 3,200 million was recognised in accordance with the policy set out in Note 2(r) as at 30 June 2011.

28	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2011	2010
	RMB millions	RMB millions

Balance at 1 January	15,510	11,789
Provision for the period	446	803
Accretion expenses	329	278
Utilised	—	(26)
Exchange adjustment	(6)	—
Balance at 30 June	16,279	12,844

29	SHARE CAPITAL

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Registered, issued and fully paid
69,922,039,774 listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD1.59 per H share and USD20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, 67,121,951,000 domestic state-owned A shares became listed A shares.

On 3 March 2010, the Company issued 88,774 domestic listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants (Note 25(d)) with a net proceeds of RMB 1,700,022.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2011, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 26.5% (2010: 29.3%) and 55.0% (2010: 54.7%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 25 and 30, respectively.

There were no changes in the management’s approach to capital management during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

30	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2011 and 31 December 2010, the future minimum lease payments under operating leases are as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Within one year	10,400	10,555
Between one and two years	10,027	9,877
Between two and three years	9,902	9,721
Between three and four years	9,745	9,634
Between four and five years	9,683	9,522
Thereafter	219,744	224,292
	269,501	273,601

Capital commitments
At 30 June 2011 and 31 December 2010, capital commitments are as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Authorised and contracted for	138,854	138,980
Authorised but not contracted for	69,151	37,450
	208,005	176,430

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred.

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Within one year	233	119
Between one and two years	150	181
Between two and three years	27	22
Between three and four years	23	23
Between four and five years	23	23
Thereafter	682	645
	1,138	1,013

30	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities
At 30 June 2011 and 31 December 2010, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Jointly controlled entities	7,471	7,548
Associates	127	152
	7,598	7,700

At 30 June 2011, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees expire on 31 December 2015.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2011 and 31 December 2010, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantees arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,851 million for the six-month period ended 30 June 2011 (2010: RMB 1,682 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

31	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Six-month periods ended 30 June
	Note	2011	2010
		RMB millions	RMB millions
Sales of goods	(i)	138,800	105,830
Purchases	(ii)	67,839	46,517
Transportation and storage	(iii)	640	582
Exploration and development services	(iv)	13,164	11,198
Production related services	(v)	4,743	5,841
Ancillary and social services	(vi)	1,927	1,903
Operating lease charges	(vii)	3,702	3,680
Agency commission income	(viii)	8	44
Interest received	(ix)	52	49
Interest paid	(x)	297	547
Net deposits withdrawn from related parties	(ix)	7,015	1,252
Net loans repaid to related parties	(xi)	414	8,772

The amounts set out in the table above in respect of the six-month periods ended 30 June 2011 and 2010 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

At 30 June 2011 and 31 December 2010, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 30.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

31	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2011 was RMB 1,588 million (2010: RMB 8,603 million).

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

		(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

● the government-prescribed price;

● where there is no government-prescribed price, the government-guidance price;

● where there is neither a government-prescribed price nor a government-guidance price, the market price; or

● where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million per annum (2010: RMB 6,727 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of SSI from SOOGL, a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (Note 1).

31	RELATED PARTY TRANSACTIONS (Continued)

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions

Trade accounts receivable	13,499	10,734
Prepaid expenses and other current assets	3,701	3,390
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	17,200	14,124
Trade accounts payable	13,581	12,304
Accrued expenses and other payables	8,653	9,309
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	17,778	18,809
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	38,227	37,610
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	78,239	78,032

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 25.

As at and for the six-month period ended 30 June 2011, and as at and for the year ended 31 December 2010, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods ended 30 June
	2011	2010
	RMB’000	RMB’000

Short-term employee benefits	4,638	4,374
Retirement scheme contributions	142	169
	4,780	4,543

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 32. As at 30 June 2011 and 31 December 2010, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, which are mainly state-controlled energy and chemical companies and state-controlled banks. These transactions include:

	●	sales and purchase of goods and ancillary materials;

	●	rendering and receiving services;

	●	lease of assets;

	●	depositing and borrowing money; and

	●	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

32	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2011 were RMB 2,638 million (2010: RMB 2,264 million).

33	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other non-current liabilities.

33	SEGMENT REPORTING (Continued)

Information of the Group’s reportable segments is as follows:

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions
Turnover
Exploration and production
External sales	21,667	15,030
Inter-segment sales	84,281	69,500
	105,948	84,530
Refining
External sales	96,314	77,530
Inter-segment sales	496,319	383,925
	592,633	461,455
Marketing and distribution
External sales	649,997	489,432
Inter-segment sales	2,058	1,483
	652,055	490,915
Chemicals
External sales	182,994	134,083
Inter-segment sales	23,315	16,375
	206,309	150,458
Corporate and others
External sales	265,969	208,261
Inter-segment sales	306,501	210,767
	572,470	419,028
Elimination of inter-segment sales	(912,474)	(682,050)
Turnover	1,216,941	924,336
Other operating revenues
Exploration and production	6,685	5,995
Refining	3,043	2,408
Marketing and distribution	2,947	1,871
Chemicals	3,129	2,599
Corporate and others	527	527
Other operating revenues	16,331	13,400
Turnover and other operating revenues	1,233,272	937,736

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions
Result
Operating profit/(loss)
By segment
－ Exploration and production	34,651	27,533
－ Refining	(12,169)	5,743
－ Marketing and distribution	19,598	14,450
－ Chemicals	16,344	8,339
－ Corporate and others	(642)	(694)
－ Elimination	657	(67)
Total segment operating profit	58,439	55,304
Share of profits less losses from associates and jointly controlled entities
－ Exploration and production	128	82
－ Refining	(194)	(92)
－ Marketing and distribution	640	354
－ Chemicals	1,869	1,317
－ Corporate and others	361	279
Aggregate share of profits less losses from associates and jointly controlled entities	2,804	1,940
Investment income/(loss)
－ Refining	3	17
－ Marketing and distribution	90	(21)
－ Chemicals	10	13
－ Corporate and others	(1)	84
Aggregate investment income	102	93
Net finance costs	(3,296)	(3,498)
Profit before taxation	58,049	53,839

33	SEGMENT REPORTING (Continued)

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions
Assets
Segment assets
－ Exploration and production	306,681	305,413
－ Refining	259,996	231,106
－ Marketing and distribution	212,716	190,368
－ Chemicals	133,679	126,356
－ Corporate and others	94,257	60,897
Total segment assets	1,007,329	914,140
Interest in associates and jointly controlled entities	43,960	43,014
Investments	2,299	2,075
Deferred tax assets	14,088	15,232
Cash and cash equivalents and time deposits with financial institutions	14,186	18,140
Other unallocated assets	505	3,221
Total assets	1,082,367	995,822
Liabilities
Segment liabilities
－ Exploration and production	68,046	65,067
－ Refining	51,882	51,554
－ Marketing and distribution	67,185	76,981
－ Chemicals	27,221	33,836
－ Corporate and others	119,201	75,832
Total segment liabilities	333,535	303,270
Short-term debts	56,642	17,019
Income tax payable	3,242	10,754
Long-term debts	125,220	136,465
Loans from Sinopec Group Company and fellow subsidiaries	56,005	56,419
Deferred tax liabilities	15,266	15,017
Other unallocated liabilities	5,881	5,842
Total liabilities	595,791	544,786

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods
	ended 30 June
	2011	2010
	RMB millions	RMB millions
Capital expenditure
Exploration and production	17,406	16,734
Refining	3,656	4,875
Marketing and distribution	9,523	7,659
Chemicals	2,120	6,543
Corporate and others	862	371
	33,567	36,182
Depreciation, depletion and amortisation
Exploration and production	16,399	15,847
Refining	5,733	5,604
Marketing and distribution	3,498	3,106
Chemicals	4,286	4,259
Corporate and others	594	472
	30,510	29,288
Impairment losses on long-lived assets
Exploration and production	—	131
Refining	43	115
Marketing and distribution	32	35
Chemicals	89	138
	164	419

34	PRINCIPAL SUBSIDIARIES

At 30 June 2011, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital	Percentage of equity	Principal activities
	(millions)%
China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products and equipments
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB 4,769	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	Trading of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

Note:	The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

● credit risk;

● liquidity risk;

● market risk; and

● equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 21.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligation as they fall due. Management arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2011, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 170,500 million (2010: RMB 167,500 million) on an unsecured basis, at a weighted average interest rate of 2.98% per annum (2010: 2.61%). At 30 June 2011, the Group’s outstanding borrowings under these facilities were RMB 16,772 million (2010: RMB 6,622 million) and were included in short-term debts.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2years but less than 5 years	More than 5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Short-term debts	56,642	57,407	57,407	—	—	—
Long-term debts	125,220	144,155	7,464	19,796	68,081	48,814
Loans from Sinopec Group Company and fellow subsidiaries	56,005	56,508	17,987	448	2,513	35,560
Trade accounts payable	171,059	171,059	171,059	—	—	—
Bills payable	4,301	4,301	4,301	—	—	—
Accrued expenses andother payables	66,924	66,924	66,924	—	—	—
	480,151	500,354	325,142	20,244	70,594	84,374

	At 31 December 2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2years but less than 5 years	More than 5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Short-term debts	17,019	17,202	17,202	—	—	—
Long-term debts	136,465	157,394	4,240	46,617	76,737	29,800
Loans from Sinopec Group Company and fellow subsidiaries	56,419	57,098	19,187	312	2,039	35,560
Trade accounts payable	132,528	132,528	132,528	—	—	—
Bills payable	3,818	3,818	3,818	—	—	—
Accrued expenses and other payables	65,390	65,390	65,390	—	—	—
	411,639	433,430	242,365	46,929	78,776	65,360

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	At 30 June	At 31 December
	2011	2010
	millions	millions
Gross exposure arising from loans and borrowings
US Dollars	USD 850	USD 501
Japanese Yen	JPY 16,414	JPY 18,313
Hong Kong Dollars	HKD 12,595	HKD 12,114

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2011 and 31 December 2010 would have increased profit for the period/year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk (Continued)

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions
US Dollars	206	124
Japanese Yen	49	56
Hong Kong Dollars	393	400

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of each respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 25.

As at 30 June 2011, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 244 million (for the year ended 31 December 2010: RMB 259 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2010.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined petroleum products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk. As at 30 June 2011, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cashflow hedges and economic hedges. The fair values of these derivative financial instruments as at 30 June 2011 are set out in Notes 23 and 27.

As at 30 June 2011, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 7 million (for the year ended 31 December 2010: RMB 229 million), and decrease/increase the Group’s other reserves by approximately RMB 244 million (for the year ended 31 December 2010: RMB 1,066 million). As at 30 June 2011, it is estimated that a general increase/decrease of RMB 1,000 per tonne in relevant chemical products, with all other variable held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 24 million (for the year ended 31 December 2010: RMB 7 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2010.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2011, the Group’s exposure to equity price risk is the derivative embedded in the 2007 Convertible Bonds issued by the Company as disclosed in Note 25(c).

As at 30 June 2011, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained earnings by approximately RMB 25 million (for the year ended 31 December 2010: RMB 218 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the period and retained earnings by approximately RMB 11 million (for the year ended 31 December 2010: RMB 108 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

		●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

		●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2011

	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions
Assets
Financial assets held for trading	—	300	—	300
Available-for-sale financial assets:
－ Listed	53	—	—	53
－ Unlisted	—	1,200	—	1,200
Derivative financial instruments:
－ Derivative financial assets	39	1,314	—	1,353
	92	2,814	—	2,906
Liabilities
Derivative financial instruments:
－ Derivative components of the 2007 Convertible Bonds	—	142	—	142
－ Other derivative financial liabilities	13	449	—	462
	13	591	—	604

At 31 December 2010

	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions
Assets
Financial assets held for trading	700	1,750	—	2,450
Available-for-sale financial assets:
－ Listed	52	—	—	52
Derivative financial instruments:
－ Derivative financial assets	113	223	—	336
	865	1,973	—	2,838
Liabilities
Derivative financial instruments:
－ Derivative components of the 2007 Convertible Bonds	—	340	—	340
－ Other derivative financial liabilities	164	1,299	—	1,463
	164	1,639	—	1,803

During the six-month period ended 30 June 2011 there were no transfers between instruments in Level 1 and Level 2.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the management using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 3.87% to 6.80% (2010: 3.87% to 6.14%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2011 and 31 December 2010:

	At 30 June	At 31 December
	2011	2010
	RMB millions	RMB millions
Carrying amount	159,174	141,104
Fair value	148,692	139,999

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

36	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The principal accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated interim financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

36	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the assets’ estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

37	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2011

Up to the date of issue of these interim financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31 December 2011 and which have not been adopted in these interim financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

38	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 30 June 2011 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety production fund

Under ASBE, safety production fund relevant should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expense is recognised in profit or loss when incurred, and fixed assets are depreciated with applicable methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

		Six-month periods ended 30 June
		2011	2010
	Note	RMB millions	RMB millions

Net profit under ASBE		43,212	39,760
Adjustments:
Government grants	(i)	39	27
Safety production fund	(ii)	941	—
Profit for the period under IFRS*		44,192	39,787

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

		At 30 June	At 31 December
		2011	2010
	Note	RMB millions	RMB millions

Shareholders’ equity under ASBE		488,615	452,682
Adjustments:
Government grants	(i)	(1,379)	(1,300)
Safety production fund	(ii)	(660)	(346)
Total equity under IFRS*		486,576	451,036

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 26 August 2011 (Friday) at the legal address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations:

1	The original interim report for the first half of 2011 signed by Mr. Fu Chengyu, Chairman;

2
The original audited financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2011 prepared in accordance with IFRS and the ASBE and signed by Mr. Fu Chengyu, Chairman, Mr. Wang Tianpu, Vice Chairman and President, and Mr. Wang Xinhua, Chief Financial Officer (and head of the Corporate Finance Department);

3	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

4	All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Fu Chengyu
Chairman

Beijing, PRC, 26 August 2011

WRITTEN CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

In accordance with the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies issued by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the 2011 interim report of Sinopec Corp. and concluded that this interim report truly and objectively represents the business performance of Sinopec Corp. in the first half of 2011, contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Fu Chengyu	Wang Tianpu	Zhang Yaocang	Zhang Jianhua

Wang Zhigang	Cai Xiyou	Cao Yaofeng	Li Chunguang

Dai Houliang	Liu Yun	Li Deshui	Xie Zhongyu

Chen Xiaojin	Ma Weihua	Wu Xiaogen	Wang Xinhua

Zhang Kehua	Zhang Haichao	Jiao Fangzheng	Lei Dianwu

Ling Yiqun	Chen Ge

26 August 2011

This interim report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: August 29, 2011